VECTOR GROUP LTD.

2007 STOCKHOLDERS' REPORT

VECTOR GROUP LTD.

HOWARD M. LORBER
PRESIDENT
CHIEF EXECUTIVE OFFICER

April 17, 2008

Dear Fellow Stockholder,

2007 was a year of significant growth for Vector Group. In a challenging industry environment, Liggett Group, our tobacco subsidiary, generated an increase in shipment volume, net sales, gross profit, and, most importantly, operating income — which increased by a robust 13.4% over 2006. Our New Valley subsidiary also saw the continued growth and record financial performance of its residential brokerage business.

Additionally, in 2007, we were thrilled to celebrate Vector Group's 20th anniversary as a New York Stock Exchange listed company. In honor of the occasion, on October 9, 2007, Executive Chairman Bennett LeBow and I had the privilege of ringing the closing bell at the New York Stock Exchange. Other Vector board members and executives were also there to celebrate this momentous event.

Overall Financial Results

Vector Group's 2007 operational results were strong. We recorded operating income of $125.5 million, compared to $101.0 million for 2006. Revenues increased by approximately 10% to $555.4 million compared to the prior year and net income for 2007 was $73.8 million, or $1.13 per diluted common share, compared to net income of $42.7 million, or $0.68 per diluted common share, for 2006.

Stockholders' equity increased from $95.0 million at the end of 2006 to $101 million at the end of 2007. Our liquidity remains strong, with cash of approximately $238.1 million and investment securities and partnership interests with a fair market value of approximately $145.4 million at year end 2007. Moreover, the Company continued to pay a substantial cash dividend of $0.40 per share per quarter, or $1.60 per year, as well as an annual stock dividend of 5%.

Also of note, in August, despite continuing turmoil in the credit markets, we were pleased to complete the sale of $165 million of 11% Senior Secured Notes due in 2015 through an offering to qualified institutions.

Cigarette Business

Over the past several years, Liggett has been strategically investing in its existing product base with specific focus on achieving best-in-class volume growth. We believe our 2007 results, both in terms of earnings and shipment growth, illustrate this strategy is working. According to Management Science Associates, Liggett was the only cigarette manufacturer amongst the top five U.S. producers to generate both retail and wholesale shipment growth during 2007, and Liggett's *Grand Prix* brand remained the fastest growing cigarette brand in the market. We were also pleased to generate continued shipment growth from recently established Partner Brand relationships, including brands marketed directly through Sunoco and QuickTrip retail outlets.

For the year, the Company's conventional cigarette business, which includes Liggett Group and USA brand cigarettes, had revenues of $551.7 million, compared to $499.5 million for 2006. Operating income was $159.3 million for 2007, compared to $140.5 million for 2006, which included a pre-tax gain on sale of assets of $2.2 million.

Building on Liggett's highly successful *Grand Prix* franchise, in February Liggett announced that it was introducing *Grand Prix* snus, a premium quality product manufactured in Sweden. *Grand Prix* snus is a pouched tobacco product designed for adult smokers who are interested in smokeless tobacco alternatives to cigarettes as well as for existing adult users of other smokeless products. It is being launched into a number of test markets in May 2008 and will initially be available in three flavor varieties, Original, Spearmint and Wintergreen. As with

Grand Prix cigarettes, the market approach will be to offer adult snus consumers a high quality product at an affordable, value price point. We believe there is a significant opportunity in this space and are enthusiastic about the product launch.

New Valley LLC

Our New Valley subsidiary owns a 50% interest in Douglas Elliman Realty LLC, which operates the largest residential brokerage company in the New York City metropolitan area through its subsidiaries Douglas Elliman and Prudential Douglas Elliman Real Estate. The two brokerage companies have 61 offices with approximately 3,500 real estate agents and achieved combined sales of approximately $13.9 billion in 2007, up from approximately $11.7 billion in 2006. Douglas Elliman Realty realized record revenues of $405.6 million in 2007, up from $347.2 million in 2006 and recorded EBITDA of $46.3 million in 2007 versus $31.9 million in 2006.

In 2007, New Valley recorded income of $20.3 million from its equity interest in Douglas Elliman Realty up from $12.7 million in 2006. New Valley also received cash distributions from Douglas Elliman Realty of $8.9 million in 2007, up from $6.1 million in 2006. We are very pleased with these results, which were achieved despite significant volatility in the real estate market.

New Valley also continues to hold interests in properties through its New Valley Realty Division. In September 2007, New Valley and Brickman Associates entered into agreements to sell 90% of the St. Regis Hotel in Washington, D.C. and in October 2007 entered into an agreement to sell certain tax credits associated with the hotel. In addition to retaining a 3% interest, net of incentives, in the St. Regis Hotel, New Valley anticipates it will receive approximately $17 million in connection with the closing of the sale and approximately an additional $5 million between 2008 and 2012 from the tax credits. The sale was completed in March 2008.

During 2007, New Valley also announced that it reached a settlement with the United States government under which New Valley received $20 million. This settlement relates to litigation commenced by New Valley in 1994 seeking damages for the breach of an agreement to launch one of the Westar satellites owned by New Valley's former Western Union business. The Company recognized a pre-tax gain of approximately $19.5 million in 2007 in connection with this settlement.

More recently, in March 2008, an affiliate of New Valley purchased a loan secured by a substantial portion of a 450-acre approved master planned community in Palm Springs, California known as "Escena." The loan, which is currently in foreclosure, was purchased for approximately $21.4 million. The project consists of 867 residential lots, an 18-hole Nicklaus Signature golf course, a substantially completed clubhouse, and a 450-room hotel site on seven acres of land.

Outlook

We are pleased with our 2007 results and the performance of our subsidiaries, in light of challenging market conditions in both tobacco and real estate. We continue to watch legislative and market developments closely and are prepared to address any changes that may occur, in addition to looking for opportunities to build on our solid platform.

We remain excited about our future prospects and look forward to delivering increased value to our stockholders in the years to come. As always, we thank our stockholders, employees and customers for their continued support and dedication.

Sincerely,

Howard M. Lorber

Howard M. Lorber
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2007

VECTOR GROUP LTD.

(Exact name of registrant as specified in its charter)

Delaware	1-5759	65-0949535
(State or other jurisdiction of incorporation or organization)	*Commission File Number*	*(I.R.S. Employer Identification No.)*

100 S.E. Second Street, Miami, Florida	33131
(Address of principal executive offices)	*(Zip Code)*

(305) 579-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.10 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes ☐ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. ☐ Yes ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.
☐ Yes ☑ No

The aggregate market value of the common stock held by non-affiliates of Vector Group Ltd. as of June 30, 2007 was approximately $848 million.

At February 27, 2008, Vector Group Ltd. had 60,361,978 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III (Items 10, 11, 12, 13 and 14) from the definitive Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the Registrant's fiscal year covered by this report.

VECTOR GROUP LTD.
FORM 10-K

TABLE OF CONTENTS

PART I

ITEM 1. *BUSINESS*

Overview

Vector Group Ltd., a Delaware corporation, is a holding company and is engaged principally in:

- the manufacture and sale of cigarettes in the United States through our subsidiary Liggett Group LLC,
- the development and marketing of the low nicotine and nicotine-free QUEST cigarette products and the development of reduced risk cigarette products through our subsidiary Vector Tobacco Inc., and
- the real estate business through our subsidiary, New Valley LLC, which is seeking to acquire additional operating companies and real estate properties. New Valley owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.

In December 2005, we completed an exchange offer and a subsequent short-form merger whereby we acquired the remaining 42.3% of the common shares of New Valley that we did not already own. As a result of these transactions, New Valley became our wholly-owned subsidiary, and approximately 5.6 million shares of our common stock were issued to the New Valley shareholders in the transactions.

Financial information relating to our business segments can be found in Note 20 to our consolidated financial statements. For the purposes of this discussion and segment reporting in this report, references to the Liggett segment encompass the manufacture and sale of conventional cigarettes and includes the former operations of The Medallion Company, Inc., whose operations are held for legal purposes as part of Vector Tobacco. References to the Vector Tobacco segment include the development and marketing of the low nicotine and nicotine-free cigarette products as well as the development of reduced risk cigarette products and, for these purposes, exclude the operations of Medallion.

Strategy

Our strategy is to maximize stockholder value by increasing the profitability of our subsidiaries in the following ways:

Liggett

- Capitalize upon Liggett's cost advantage in the U.S. cigarette market due to the favorable treatment that it receives under the Master Settlement Agreement,
- Focus marketing and selling efforts on the discount segment, continue to build volume and margin in core discount brands (LIGGETT SELECT, GRAND PRIX and EVE) and utilize core brand equity to selectively build distribution,
- Continue product development to provide the best quality products relative to other discount products in the marketplace,
- Increase efficiency by developing and adopting an organizational structure to maximize profit potential,
- Selectively expand the portfolio of private and control label partner brands utilizing a pricing strategy that offers long-term list price stability for customers,
- Identify, develop and launch relevant new cigarette brands and other tobacco products to the market in the future, and
- Pursue strategic acquisitions of smaller tobacco manufacturers.

Vector Tobacco

- Take a measured approach to developing low nicotine and nicotine-free cigarettes, and
- Continue to conduct appropriate studies relating to the development of cigarettes that materially reduce risk to smokers.

New Valley

- Continue to grow Douglas Elliman Realty operations by utilizing its strong brand name recognition and pursuing strategic and financial opportunities,
- Continue to leverage our expertise as direct investors by actively pursuing real estate investments in the United States and abroad which we believe will generate above-market returns,
- Acquire operating companies through mergers, asset purchases, stock acquisitions or other means, and
- Invest New Valley's excess funds opportunistically in situations that we believe can maximize shareholder value.

Liggett Group LLC

General. Liggett is the operating successor to Liggett & Myers Tobacco Company, which was founded in 1873. Liggett is currently the fifth-largest manufacturer of cigarettes in the United States in terms of unit sales. Liggett's manufacturing facilities are located in Mebane, North Carolina.

Liggett manufactures and sells cigarettes in the United States. According to data from Management Science Associates, Inc., Liggett's domestic shipments of approximately 9.0 billion cigarettes during 2007 accounted for 2.5% of the total cigarettes shipped in the United States during such year. This market share percentage represents an increase of 0.1% from 2006 and 0.3% from 2005. Historically, Liggett produced premium cigarettes as well as discount cigarettes (which include among others, control label, private label, branded discount and generic cigarettes). Premium cigarettes are generally marketed under well-recognized brand names at higher retail prices to adult smokers with a strong preference for branded products, whereas discount cigarettes are marketed at lower retail prices to adult smokers who are more cost conscious. In recent years, the discounting of premium cigarettes has become far more significant in the marketplace. This has led to some brands that were traditionally considered premium brands to become more appropriately categorized as branded discount, following list price reductions. Liggett's EVE brand would fall into that category. All of Liggett's unit sales volume in 2007, 2006 and 2005 were in the discount segment, which Liggett's management believes has been the primary growth segment in the industry for over a decade.

Liggett produces cigarettes in approximately 245 combinations of length, style and packaging. Liggett's current brand portfolio includes:

- LIGGETT SELECT — the third-largest brand in the deep discount category,
- GRAND PRIX — a rapidly growing brand in the deep discount segment,
- EVE — a leading brand of 120 millimeter cigarettes in the branded discount category,
- PYRAMID — the industry's first deep discount product with a brand identity, and
- USA and various Partner Brands and private label brands.

In 1980, Liggett was the first major domestic cigarette manufacturer to successfully introduce discount cigarettes as an alternative to premium cigarettes. In 1989, Liggett established a new price point within the discount market segment by introducing PYRAMID, a branded discount product which, at that time, sold for less than most other discount cigarettes. In 1999, Liggett introduced LIGGETT SELECT, one of the leading brands in the deep discount category. LIGGETT SELECT is now the largest seller in Liggett's family of brands, comprising 32.9% of Liggett's unit volume in 2007, 37.5% in 2006 and 44.6% in 2005. In September 2005, Liggett repositioned GRAND PRIX to distributors and retailers nationwide. GRAND PRIX is marketed as the "lowest price fighter" to specifically compete with brands which are priced at the lowest level of the deep discount segment. According to the data of Management Science Associates, Liggett held a share of approximately 9.3% of the overall discount market segment for 2007 compared to 8.7% for 2006 and 7.5% for 2005.

In March 2005, Liggett Vector Brands announced an agreement with Circle K Stores, Inc., which operates over 2,200 convenience stores in the United States under the Circle K and Mac's names, to supply MONTEGO, a deep discount brand, exclusively for the Circle K and Mac's stores. The MONTEGO brand was the first to be offered under Liggett Vector Brands' new "Partner Brands" program which offers customers quality product with long-term price stability. In November 2005, Liggett Vector Brands announced an agreement with Sunoco Inc., which operates over 800 Sunoco APlus branded convenience stores in the United States, to manufacture SILVER EAGLE. SILVER EAGLE, a deep discount brand, is exclusive to Sunoco and is the second brand to be offered under Liggett Vector Brands' "Partner Brands" program. In April 2006, Liggett Vector Brands commenced shipments of BRONSON cigarettes as part of a multi-year "Partner Brands" agreement with QuikTrip, a convenience store chain with over 470 stores headquartered in Tulsa, Oklahoma.

In February 2008, Liggett announced that it plans to introduce *Grand Prix* snus, a premium quality pouched tobacco product, beginning in May 2008. *Grand Prix* snus will be manufactured in Sweden and will be available in three varieties.

The source of industry data in this report is Management Science Associates, Inc., an independent third-party database management organization that collects wholesale shipment data from various cigarette manufacturers and distributors and provides analysis of market share, unit sales volume and premium versus discount mix for individual companies and the industry as a whole. Management Science Associates' information relating to unit sales volume and market share of certain of the smaller, primarily deep discount, cigarette manufacturers is based on estimates developed by Management Science Associates.

Under the Master Settlement Agreement reached in November 1998 with 46 states and various territories, the three largest cigarette manufacturers must make settlement payments to the states and territories based on how many cigarettes they sell annually. Liggett, however, is not required to make any payments unless its market share exceeds approximately 1.65% of the U.S. cigarette market. Additionally, Vector Tobacco likewise has no payment obligation unless its market share exceeds approximately 0.28% of the U.S. cigarette market. We believe that Liggett has gained a sustainable cost advantage over its competitors as a result of the settlement.

Liggett's and Vector Tobacco's payments under the Master Settlement Agreement are based on each respective company's incremental market share above the minimum threshold applicable to each respective company. Thus, if Liggett's total market share is 2.00%, the Master Settlement Agreement payment is based on 0.35%, which is the difference between 2.00% and Liggett's applicable threshold of 1.65%. The Company anticipates that both exemptions will be fully utilized in the foreseeable future; however, if one of these subsidiaries fails to reach its respective minimum threshold, the other subsidiary cannot use any excess exemption.

In November 1999, Liggett acquired an industrial facility in Mebane, North Carolina. Liggett completed the relocation of its tobacco manufacturing operations from its old plant in Durham, North Carolina to the Mebane facility in October 2000. Since January 1, 2004, all of Vector Tobacco's cigarette brands have been produced under contract at Liggett's Mebane facility.

At the present time, Liggett has no foreign operations. Liggett does not own the international rights to EVE, which is marketed by Philip Morris in foreign markets.

Business Strategy. Liggett's business strategy is to capitalize upon its cost advantage in the United States cigarette market due to the favorable treatment Liggett receives under its settlement agreements with the states and the Master Settlement Agreement. Liggett's long-term business strategy is to continue to focus its marketing and selling efforts on the discount segment of the market, to continue to build volume and margin in its core discount brands (LIGGETT SELECT, GRAND PRIX and EVE) and to utilize its core brand equity to selectively build distribution. Liggett intends to continue its product development to provide the best quality products relative to other discount products in the market place. Liggett will continue to seek to increase efficiency by developing and adapting its organizational structure to maximize profit potential. Liggett intends to expand the portfolio of its private and control label and "Partner Brands" utilizing a pricing strategy that offers long-term list price stability for customers. In addition, Liggett may bring niche-driven brands to the market in the future.

Sales, Marketing and Distribution. Liggett's products are distributed from a central distribution center in Mebane to 18 public warehouses located throughout the United States. These warehouses serve as local distribution centers for Liggett's customers. Liggett's products are transported from the central distribution center to the public warehouses by third-party trucking companies to meet pre-existing contractual obligations to its customers.

Liggett's customers are primarily tobacco and candy distributors, the military, warehouse club chains, and large grocery, drug and convenience store chains. Liggett offers its customers prompt payment discounts, traditional rebates and promotional incentives. Customers typically pay for purchased goods within two weeks following delivery from Liggett, and approximately 90% of customers pay more rapidly through electronic funds transfer arrangements. Liggett's largest single customer, Speedway SuperAmerica LLC, accounted for approximately 8.7% of its revenues in 2007, 10.8% of its revenues in 2006 and 11.9% of its revenues in 2005. Sales to this customer were primarily in the private label discount segment. Liggett's contract with this customer currently extends through March 31, 2009.

During 2002, the sales and marketing functions, along with certain support functions, of our Liggett and Vector Tobacco subsidiaries were combined into a new entity, Liggett Vector Brands. This company coordinates and executes the sales and marketing efforts for all of our tobacco operations.

In April 2004, we eliminated a number of positions in our tobacco operations and subleased excess office space. In October 2004, we announced a plan to restructure the operations of Liggett Vector Brands. Liggett Vector Brands realigned its sales force and adjusted its business model to more efficiently serve its chain and independent accounts nationwide. In connection with the restructuring, we eliminated approximately 330 full-time positions and 135 part-time positions in December 2004.

Trademarks. All of the major trademarks used by Liggett are federally registered or are in the process of being registered in the United States and other markets. Trademark registrations typically have a duration of ten years and can be renewed at Liggett's option prior to their expiration date. In view of the significance of cigarette brand awareness among consumers, management believes that the protection afforded by these trademarks is material to the conduct of its business. Liggett owns all of its domestic trademarks except for the JADE trademark, which is licensed on a long-term exclusive basis from a third-party for use in connection with cigarettes.

Manufacturing. Liggett purchases and maintains leaf tobacco inventory to support its cigarette manufacturing requirements. Liggett believes that there is a sufficient supply of tobacco within the worldwide tobacco market to satisfy its current production requirements. Liggett stores its leaf tobacco inventory in warehouses in North Carolina and Virginia. There are several different types of tobacco, including flue-cured leaf, burley leaf, Maryland leaf, oriental leaf, cut stems and reconstituted sheet. Leaf components of American-style cigarettes are generally the flue-cured and burley tobaccos. While premium and discount brands use many of the same tobacco products, input ratios of tobacco products may vary between premium and discount products. Foreign flue-cured and burley tobaccos, some of which are used in the manufacture of Liggett's cigarettes, have historically been 30% to 35% less expensive than comparable domestic tobaccos. Liggett normally purchases all of its tobacco requirements from domestic and foreign leaf tobacco dealers, much of it under long-term purchase commitments. As of December 31, 2007, virtually all of Liggett's commitments were for the purchase of foreign tobacco.

Liggett's cigarette manufacturing facility was designed for the execution of short production runs in a cost-effective manner, which enable Liggett to manufacture and market a wide variety of cigarette brand styles. Liggett produces cigarettes in approximately 245 different brand styles as well as private labels for other companies, typically retail or wholesale distributors who supply supermarkets and convenience stores.

Liggett's facility currently produces approximately 9.0 billion cigarettes per year, but maintains the capacity to produce approximately 16.0 billion cigarettes per year. Vector Tobacco has contracted with Liggett to produce its cigarettes at Liggett's manufacturing facility in Mebane.

While Liggett pursues product development, its total expenditures for research and development on new products have not been financially material over the past three years.

Competition. Liggett's competition is now divided into two segments. The first segment is made up of the three largest manufacturers of cigarettes in the United States: Philip Morris USA Inc., Reynolds American Inc. (following the combination of RJR Tobacco and Brown & Williamson's United States tobacco businesses in July 2004) and Lorillard Tobacco Company as well as the fourth largest, Commonwealth Brands, Inc. (which Imperial Tobacco PLC acquired in 2007). The three largest manufacturers, while primarily premium cigarette based companies, also produce and sell discount cigarettes. The second segment of competition is comprised of a group of smaller manufacturers and importers, most of which sell lower quality, deep discount cigarettes.

Historically, there have been substantial barriers to entry into the cigarette business, including extensive distribution organizations, large capital outlays for sophisticated production equipment, substantial inventory investment, costly promotional spending, regulated advertising and, for premium brands, strong brand loyalty. However, in recent years, a number of these smaller companies have been able to overcome these competitive barriers due to excess production capacity in the industry and the cost advantage for certain manufacturers and importers resulting from the Master Settlement Agreement.

Many smaller manufacturers and importers that are not parties to the Master Settlement Agreement have only recently started to be impacted by the statutes enacted pursuant to the Master Settlement Agreement and to see a resultant decrease in volume after years of growth. Liggett's management believes, while these companies still have significant market share through competitive discounting in this segment, they are losing their cost advantage as their payment obligations under these statutes increase and are more effectively enforced by the states, through implementation of allocable share legislation.

In the cigarette business, Liggett competes on a dual front. The three major manufacturers compete among themselves for premium brand market share, and compete with Liggett and others for discount market share, on the basis of brand loyalty, advertising and promotional activities, and trade rebates and incentives. These three competitors all have substantially greater financial resources than Liggett and most of their brands have greater sales and consumer recognition than Liggett's products. Liggett's discount brands must also compete in the marketplace with the smaller manufacturers' and importers' deep discount brands.

According to Management Science Associates' data, the unit sales of Philip Morris, Reynolds American and Lorillard accounted in the aggregate for approximately 86.4% of the domestic cigarette market in 2007. Liggett's domestic shipments of approximately 9.0 billion cigarettes during 2007 accounted for 2.5% of the approximately 357 billion cigarettes shipped in the United States, compared to 8.9 billion cigarettes in 2006 (2.4%) and 8.2 billion cigarettes (2.2%) during 2005.

Industry-wide shipments of cigarettes in the United States have been generally declining for a number of years, with Management Science Associates' data indicating that domestic industry-wide shipments decreased by approximately 5.0% (approximately 19 billion units) in 2007. Liggett's management believes that industry-wide shipments of cigarettes in the United States will generally continue to decline as a result of numerous factors. These factors include health considerations, diminishing social acceptance of smoking, and a wide variety of federal, state and local laws limiting smoking in restaurants, bars and other public places, as well as federal and state excise tax increases and settlement-related expenses which have contributed to higher cigarette prices in recent years.

Historically, because of their dominant market share, Philip Morris and RJR Tobacco (which is now part of Reynolds American), the two largest cigarette manufacturers, have been able to determine cigarette prices for the various pricing tiers within the industry. Market pressures have historically caused the other cigarette manufacturers to bring their prices in line with the levels established by these two major manufacturers. Off-list price discounting and similar promotional activity by manufacturers, however, has substantially affected the average price differential at retail, which can be significantly less than the manufacturers' list price gap. Recent discounting by manufacturers has been far greater than historical levels, and the actual price gap between premium and deep-discount cigarettes has changed accordingly. This has led to shifts in price segment performance depending upon the actual price gaps of products at retail.

In July 2004, RJR Tobacco and Brown & Williamson, the second and third largest cigarette manufacturers, completed the combination of their United States tobacco businesses to create Reynolds American. This transaction has further consolidated the dominance of the domestic cigarette market by Philip Morris and the newly created

Reynolds American, which had a combined market share of approximately 76.4% at December 31, 2007. This concentration of United States market share could make it more difficult for Liggett and Vector Tobacco to compete for shelf space in retail outlets and could impact price competition in the market, either of which could have a material adverse affect on their sales volume, operating income and cash flows.

The Medallion Company, Inc. We acquired Medallion, a discount cigarette manufacturer selling product in the deep discount category, primarily under the USA brand name, in April 2002. In connection with the acquisition of Medallion, Vector Tobacco, a participating manufacturer under the Master Settlement Agreement, acquired an exemption where it has no payment obligations under the Master Settlement Agreement unless its market share exceeds approximately 0.28% of total cigarettes sold in the United States (approximately 1.0 billion cigarettes in 2006). In connection with the acquisition of Medallion, we recorded an intangible asset of $107.5 million related to the exemption under the Master Settlement Agreement because we believe Vector Tobacco will continue to realize the benefit of the exemption for the foreseeable future. Because the Master Settlement Agreement states that payments will continue in perpetuity, the intangible asset is not amortized.

For purposes of this discussion and segment reporting in this report, references to the Liggett segment encompass the manufacture and sale of conventional cigarettes and include the former operations of Medallion (held for legal purposes as part of Vector Tobacco).

Philip Morris Brand Transaction. In November 1998, we and Liggett granted Philip Morris options to purchase interests in Trademarks LLC which holds three domestic cigarette brands, L&M, CHESTERFIELD and LARK, formerly held by Liggett's subsidiary, Eve Holdings Inc.

Under the terms of the Philip Morris agreements, Eve contributed the three brands to Trademarks, a newly-formed limited liability company, in exchange for 100% of two classes of Trademarks' interests, the Class A Voting Interest and the Class B Redeemable Nonvoting Interest. Philip Morris acquired two options to purchase the interests from Eve. In December 1998, Philip Morris paid Eve a total of $150 million for the options, $5 million for the option for the Class A interest and $145 million for the option for the Class B interest.

The Class A option entitled Philip Morris to purchase the Class A interest for $10.1 million. On March 19, 1999, Philip Morris exercised the Class A option, and the closing occurred on May 24, 1999.

The Class B option entitles Philip Morris to purchase the Class B interest for $139.9 million. The Class B option will be exercisable during the 90-day period beginning on December 2, 2008, with Philip Morris being entitled to extend the 90-day period for up to an additional six months under certain circumstances. The Class B interest will also be redeemable by Trademarks for $139.9 million during the same period the Class B option may be exercised.

On May 24, 1999, Trademarks borrowed $134.9 million from a lending institution. The loan is guaranteed by Eve and is collateralized by a pledge by Trademarks of the three brands and Trademarks' interest in the trademark license agreement (discussed below) and by a pledge by Eve of its Class B interest. In connection with the closing of the Class A option, Trademarks distributed the loan proceeds to Eve as the holder of the Class B interest. The cash exercise price of the Class B option and Trademarks' redemption price were reduced by the amount distributed to Eve. Upon Philip Morris' exercise of the Class B option or Trademarks' exercise of its redemption right, Philip Morris or Trademarks, as relevant, will be required to obtain Eve's release from its guaranty. The Class B interest will be entitled to a guaranteed payment of $0.5 million each year with the Class A interest allocated all remaining income or loss of Trademarks.

Trademarks has granted Philip Morris an exclusive license of the three brands for an 11-year term expiring May 24, 2010 at an annual royalty based on sales of cigarettes under the brands, subject to a minimum annual royalty payment of not less than the annual debt service obligation on the loan plus $1 million.

If Philip Morris fails to exercise the Class B option, Eve will have an option to put its Class B interest to Philip Morris, or Philip Morris' designees, at a put price that is $5 million less than the exercise price of the Class B option (and includes Philip Morris' obtaining Eve's release from its loan guaranty). The Eve put option is exercisable at any time during the 90-day period beginning March 2, 2010.

If the Class B option, Trademarks' redemption right and the Eve put option expire unexercised, the holder of the Class B interest will be entitled to convert the Class B interest, at its election, into a Class A interest with the same rights to share in future profits and losses, the same voting power and the same claim to capital as the entire existing outstanding Class A interest, i.e., a 50% interest in Trademarks.

Upon the closing of the exercise of the Class A option and the distribution of the loan proceeds on May 24, 1999, Philip Morris obtained control of Trademarks, and we recognized a pre-tax gain of $294.1 million in our consolidated financial statements and established a deferred tax liability of $103.1 million relating to the gain. As discussed in Note 10 to our consolidated financial statements, in July 2006, we entered into a settlement with the Internal Revenue Service with respect to the Philip Morris brand transaction.

Vector Tobacco Inc.

Vector Tobacco, a wholly-owned subsidiary of VGR Holding, is engaged in the development and marketing of the low nicotine and nicotine-free QUEST cigarette products and the development of reduced risk cigarette products.

QUEST. In January 2003, Vector Tobacco introduced QUEST, its brand of low nicotine and nicotine-free cigarette products. QUEST brand cigarettes are currently marketed to permit adult smokers, who wish to continue smoking, to gradually reduce their intake of nicotine. The products are not labeled or advertised for smoking cessation and Vector Tobacco makes no claims that QUEST is safer than other cigarette products.

In March 2006, Vector Tobacco concluded a randomized, multi-center phase II clinical trial to further evaluate QUEST technology as an effective alternative to conventional smoking cessation aids. In July 2006, we participated in an end-of-phase II meeting with the Food and Drug Administration ("FDA") where we received significant guidance and feedback from the agency with regard to further development of the QUEST technology.

In November 2006, our Board of Directors determined to discontinue the genetics operation of our subsidiary, Vector Research Ltd., and not to pursue, at this time, FDA approval of QUEST as a smoking cessation aid, due to the projected significant additional time and expense involved in seeking such approval. In connection with this decision, we eliminated 12 full-time positions effective December 31, 2006. In addition, we terminated certain license agreements associated with the genetics operation. As a result of these actions, we are realizing annual cost savings in excess of $4 million beginning in 2007. We recognized pre-tax restructuring and inventory impairment charges of approximately $2.66 million during the fourth quarter of 2006. The restructuring charges include $484,000 relating to employee severance and benefit costs, $338,000 for contract termination and other associated costs, approximately $952,000 for asset impairment and $890,000 in inventory write-offs. Approximately $1.84 million of these charges represent non-cash items.

Management believes that, based on testing at Vector Tobacco's research facility, the QUEST 3 product will contain trace levels of nicotine that have no discernible physiological impact on the smoker, and that, consistent with other products bearing "free" claims, QUEST 3 may be labeled as "nicotine-free" with an appropriate disclosure of the trace levels. The QUEST 3 product is similarly referred to in this report as "nicotine-free".

Expenditures by Vector Tobacco for research and development activities were $4.2 million in 2007, $6.7 million in 2006 and $9.0 million in 2005.

Manufacturing and Marketing. The QUEST brands are priced as premium cigarettes and are marketed by the sales representatives of Liggett Vector Brands, which coordinates and executes the sales and marketing efforts for all our tobacco operations. Liggett manufactures all of Vector Tobacco's cigarette brands under contract at its Mebane, North Carolina manufacturing facility.

Competition. Vector Tobacco's competitors generally have substantially greater resources than it, including financial, marketing and personnel resources. Other major tobacco companies have stated that they are working on reduced risk cigarette products and have made publicly available at this time only limited additional information concerning their activities. Philip Morris has announced that it is developing products that potentially reduce smokers' exposure to harmful compounds in cigarette smoke and have been pursuing patents for its technology. RJR Tobacco has disclosed that a primary focus for its research and development activity is the development of potentially reduced exposure products, which may ultimately be recognized as products that present reduced risks to health. RJR Tobacco has stated that it continues to sell in limited distribution throughout the country a brand of cigarettes that primarily heats rather than burns tobacco, which it claims reduces the toxicity of its smoke. There is a substantial likelihood that other companies will continue to introduce new products that are designed to compete directly with the low nicotine, nicotine-free and reduced risk products that Vector Tobacco currently markets or may develop.

Intellectual Property. Vector Tobacco has patents and pending patent applications that encompass the reduction or elimination of nicotine and carcinogens in tobacco and the use of this tobacco to prepare reduced carcinogen tobacco products and smoking cessation kits. Vector Tobacco has patents and pending patent applications that encompass the use of palladium and other compounds to reduce the presence of carcinogens and other toxins.

Research relating to the biological basis of tobacco-related disease is being conducted at Vector Tobacco, together with third party collaborators. This research is being directed by Dr. Anthony P. Albino, Vector Tobacco's Senior Vice President of Public Health Affairs. Vector Tobacco has pending patent applications in the United States directed to technology arising from this research and as this research progresses, it may generate additional intellectual property.

Risks. Vector Tobacco's new product initiatives are subject to substantial risks, uncertainties and contingencies which include, without limitation, the challenges inherent in new product development initiatives, the ability to raise capital and manage the growth of its business, potential disputes concerning Vector Tobacco's intellectual property, intellectual property of third parties, potential extensive government regulation or prohibition, uncertainty regarding pending legislation providing for FDA regulation of cigarettes, third party allegations that Vector Tobacco products are unlawful or bear deceptive or unsubstantiated product claims, potential delays in obtaining tobacco, other raw materials and any technology needed to produce Vector Tobacco's products, market acceptance of Vector Tobacco's products, competition from companies with greater resources and the dependence on key employees. See Item 1A. "Risk Factors".

Legislation and Regulation

In the United States, tobacco products are subject to substantial and increasing legislation, regulation and taxation, which has a negative effect on revenue and profitability. See Item 7. "Management Discussion and Analysis of Financial Condition and Results of Operations — Legislation and Regulation".

The cigarette industry continues to be challenged on numerous fronts. The industry is facing increased pressure from anti-smoking groups and continued smoking and health litigation, including private class action litigation and health care cost recovery actions brought by governmental entities and other third parties, the effects of which, at this time, we are unable to evaluate. As of February 22, 2008, there were approximately 1,700 individual suits, 1,600 of which were recently filed in Florida, approximately 11 purported class actions or actions where class certification has been sought and approximately four governmental and other third-party payor health care recovery actions pending in the United States in which Liggett was a named defendant. See Item 3. "Legal Proceedings" and Note 12 to our consolidated financial statements, which contain a description of litigation.

The Master Settlement Agreement and Other State Settlement Agreements

In March 1996, March 1997 and March 1998, Liggett entered into settlements of tobacco-related litigation with 45 states and territories. The settlements released Liggett from all tobacco-related claims within those states and territories, including claims for health care cost reimbursement and claims concerning sales of cigarettes to minors.

In November 1998, Philip Morris, Brown & Williamson, R.J. Reynolds and Lorillard (the "Original Participating Manufacturers" or "OPMs") and Liggett (together with any other tobacco product manufacturer that becomes a signatory, the "Subsequent Participating Manufacturers" or "SPMs"), (the OPMs and SPMs are hereinafter referred to jointly as the "Participating Manufacturers") entered into the Master Settlement Agreement with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the "Settling States") to settle the asserted and unasserted health care cost recovery and certain other claims of those Settling States. The Master Settlement Agreement received final judicial approval in each Settling State.

In the Settling States, the Master Settlement Agreement released Liggett from:

- all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and
- all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds, relating to future conduct arising out of the use of or exposure to, tobacco products that have been manufactured in the ordinary course of business.

The Master Settlement Agreement restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the Master Settlement Agreement prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the Master Settlement Agreement; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.

The Master Settlement Agreement also requires Participating Manufacturers to affirm corporate principles to comply with the Master Settlement Agreement and to reduce underage usage of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers.

Liggett has no payment obligations under the Master Settlement Agreement except to the extent its market share exceeds a market share exemption of approximately 1.65% of total cigarettes sold in the United States. Vector Tobacco has no payment obligations under the Master Settlement Agreement, except to the extent its market share exceeds a market share exemption of approximately 0.28% of total cigarettes sold in the United States. According to data from Management Science Associates, Inc., domestic shipments by Liggett and Vector Tobacco accounted for approximately 2.2% of the total cigarettes shipped in the United States during 2005, 2.4% during 2006 and 2.5% during 2007. If Liggett's or Vector Tobacco's market share exceeds their respective market share exemption in a given year, then on April 15 of the following year, Liggett and/or Vector Tobacco, as the case may be, would pay on each excess unit an amount equal (on a per-unit basis) to that due by the OPMs for that year. In April 2005, Liggett and Vector Tobacco paid a total of approximately $21 million for their 2004 Master Settlement Agreement obligations. In April 2006, Liggett and Vector Tobacco paid a total of approximately $10.6 million for their 2005 Master Settlement Agreement obligations. In April 2007, Liggett and Vector Tobacco paid approximately $38.7 million for their 2006 Master Settlement Agreement obligation. Liggett and Vector Tobacco have expensed approximately $48.8 million for their estimated Master Settlement Agreement obligations for 2007 as part of cost of goods sold. Liggett and Vector Tobacco paid approximately $34.5 million for their 2007 Master Settlement obligations during 2007 and anticipate paying another $4.1 million in April 2008, after withholding certain disputed amounts.

Under the payment provisions of the Master Settlement Agreement, the Participating Manufacturers are required to pay a base amount of $9.0 billion in 2008 and each year thereafter (subject to applicable adjustments, offsets and reductions). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the Master Settlement Agreement are the several, and not joint, obligations of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

Liggett may have additional payment obligations under the Master Settlement Agreement and its other settlement agreements with the states. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation — Recent Developments — Tobacco Settlement Agreements" and Note 12 to our consolidated financial statements.

It is possible that our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any smoking-related litigation or as a result of additional federal or state regulation relating to the manufacture, sale, distribution, advertising or labeling of tobacco products.

Liggett's and Vector Tobacco's management is unaware of any material environmental conditions affecting its existing facilities. Liggett's and Vector Tobacco's management believes that current operations are conducted in accordance with all environmental laws and regulations. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, have not had a material effect on the capital expenditures, earnings or competitive position of Liggett or Vector Tobacco.

Liggett's management believes that it is in compliance in all material respects with the laws regulating cigarette manufacturers.

New Valley LLC

New Valley LLC, a Delaware limited liability company, is engaged in the real estate business and is seeking to acquire additional real estate properties and operating companies. New Valley owns a 50% interest in Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York City metropolitan area. New Valley also holds, through its New Valley Realty Division, a 50% interest in the Sheraton Keauhou Bay Resort & Spa in Kailua-Kona, Hawaii, a 50% interest in the St. Regis Hotel in Washington, D.C. and a 22.22% interest in the Holiday Isle Resort in Islamorada, Florida. In February 2005, New Valley completed the sale of its two commercial office buildings in Princeton, New Jersey.

In December 2005, we completed an exchange offer and subsequent short-form merger whereby we acquired the remaining 42.3% of the common shares of New Valley Corporation that we did not already own. As result of these transactions, New Valley Corporation became our wholly-owned subsidiary and approximately 5.6 million shares of our common stock were issued to the New Valley Corporation shareholders in the transactions. The surviving corporation in the short-form merger was subsequently merged into a new Delaware limited liability company named New Valley LLC, which conducts the business of the former New Valley Corporation. Prior to these transactions, New Valley Corporation was registered under the Securities Exchange Act of 1934 and filed periodic reports and other information with the SEC.

New Valley Corporation was originally organized under the laws of New York in 1851 and operated for many years under the name "Western Union Corporation". In 1991, bankruptcy proceedings were commenced against New Valley Corporation. In January 1995, New Valley Corporation emerged from bankruptcy. As part of the plan of reorganization, New Valley Corporation sold the Western Union money transfer and messaging services businesses and all allowed claims in the bankruptcy were paid in full.

Business Strategy

The business strategy of New Valley is to continue to operate its real estate business, to acquire additional real estate properties and to acquire operating companies through merger, purchase of assets, stock acquisition or other means, or to acquire control of operating companies through one of such means. New Valley may also seek from time to time to dispose of such businesses and properties when favorable market conditions exist. New Valley's cash and investments are available for general corporate purposes, including for acquisition purposes.

Douglas Elliman Realty, LLC

During 2000 and 2001, New Valley acquired for approximately $1.7 million a 37.2% ownership interest in B&H Associates of NY, which conducts business as Prudential Douglas Elliman Real Estate, formerly known as Prudential Long Island Realty, a residential real estate brokerage company on Long Island, and a minority interest in an affiliated mortgage company, Preferred Empire Mortgage Company. In December 2002, New Valley and the other owners of Prudential Douglas Elliman Real Estate contributed their interests in Prudential Douglas Elliman

Real Estate to Douglas Elliman Realty, LLC, formerly known as Montauk Battery Realty, LLC, a newly formed entity. New Valley acquired a 50% interest in Douglas Elliman Realty as a result of an additional investment of approximately $1.4 million by New Valley and the redemption by Prudential Douglas Elliman Real Estate of various ownership interests. As part of the transaction, Prudential Douglas Elliman Real Estate renewed its franchise agreement with The Prudential Real Estate Affiliates, Inc. for an additional ten-year term. In October 2004, upon receipt of required regulatory approvals, the former owners of Douglas Elliman Realty contributed to Douglas Elliman Realty their interests in the related mortgage company.

In March 2003, Douglas Elliman Realty purchased the New York City — based residential brokerage firm, Douglas Elliman, LLC, formerly known as Insignia Douglas Elliman, and an affiliated property management company, for $71.25 million. With that acquisition, the combination of Prudential Douglas Elliman Real Estate with Douglas Elliman created the largest residential brokerage company in the New York metropolitan area. Upon closing of the acquisition, Douglas Elliman entered into a ten-year franchise agreement with The Prudential Real Estate Affiliates, Inc. New Valley invested an additional $9.5 million in subordinated debt and equity of Douglas Elliman Realty to help fund the acquisition. The subordinated debt, which had a principal amount of $9.5 million, bears interest at 12% per annum and is due in March 2013. As part of the Douglas Elliman acquisition, Douglas Elliman Realty acquired Douglas Elliman's affiliate, Residential Management Group LLC, which conducts business as Douglas Elliman Property Management and is the New York metropolitan area's largest manager of rental, co-op and condominium housing.

We account for our interest in Douglas Elliman Realty under the equity method. We recorded income of $20.3 million in 2007, $12.7 million in 2006 and $11.2 million in 2005 associated with Douglas Elliman Realty. Equity income from Douglas Elliman Realty includes interest earned by New Valley on the subordinated debt and management fees.

Real Estate Brokerage Business. Douglas Elliman Realty is engaged in the real estate brokerage business through its subsidiaries Douglas Elliman and Prudential Douglas Elliman Real Estate. The two brokerage companies have 61 offices with approximately 3,500 real estate agents in the metropolitan New York area. The companies achieved combined sales of approximately $13.9 billion of real estate in 2007, approximately $11.7 billion of real estate in 2006 and approximately $11.1 billion of real estate in 2005. Douglas Elliman Realty was ranked as the fifth largest residential brokerage company in the United States in 2006 based on closed sales volume by the *Real Trends* broker survey. Douglas Elliman Realty had revenues of $405.6 million in 2007, $347.2 million in 2006 and $330.1 million in 2005.

Douglas Elliman was founded in 1911 and has grown to be one of Manhattan's leading residential brokers by specializing in the highest end of the sales and rental marketplaces. It has 14 New York City offices, with approximately 1,800 real estate agents, and had sales volume of approximately $9.6 billion of real estate in 2007, approximately $7.2 billion of real estate in 2006 and approximately $6.3 billion in 2005.

Prudential Douglas Elliman Real Estate is headquartered in Huntington, New York and is the largest residential brokerage company on Long Island with 47 offices and approximately 1,700 real estate agents. During 2007, Prudential Douglas Elliman Real Estate closed approximately 6,600 transactions, representing sales volume of approximately $4.3 billion of real estate. This compared to approximately 7,000 transactions closed in 2006, representing approximately $4.5 billion of real estate, and approximately 8,250 transactions closed in 2005, representing approximately $4.7 billion in real estate. Prudential Douglas Elliman Real Estate serves approximately 250 communities from Manhattan to Montauk.

Douglas Elliman and Prudential Douglas Elliman Real Estate both act as a broker or agent in residential real estate transactions. In performing these services, the companies have historically represented the seller, either as the listing broker, or as a co-broker in the sale. In acting as a broker for the seller, their services include assisting the seller in pricing the property and preparing it for sale, advertising the property, showing the property to prospective buyers, and assisting the seller in negotiating the terms of the sale and in closing the transaction. In exchange for these services, the seller pays to the companies a commission, which is generally a fixed percentage of the sales price. In a co-brokered arrangement, the listing broker typically splits its commission with the other co-broker involved in the transaction. The two companies also offer buyer brokerage services. When acting as a broker for the buyer, their services include assisting the buyer in locating properties that meet the buyer's personal and financial specifications, showing the buyer properties, and assisting the buyer in negotiating the terms of the purchase and closing the transaction. In exchange for these services a commission is paid to the companies which also is generally a fixed percentage of the purchase price and is usually, with the consent of the listing broker, deducted from, and payable out of, the commission payable to the listing broker. With the consent of a buyer and seller, subject to certain conditions, the companies may, in certain circumstances, act as a selling broker and as a buying broker in the same transaction. Their sales and marketing services are mostly provided by licensed real estate sales associates who have entered into independent contractor agreements with the companies. The companies recognize revenue and commission expenses upon the consummation of the real estate sale.

The two brokerage companies also offer relocation services to employers, which provide a variety of specialized services primarily concerned with facilitating the resettlement of transferred employees. These services include sales and marketing of transferees' existing homes for their corporate employer, assistance in finding new homes, moving services, educational and school placement counseling, customized videos, property marketing assistance, rental assistance, area tours, international relocation, group move services, marketing and management of foreclosed properties, career counseling, spouse/partner employment assistance, and financial services. Clients can select these programs and services on a fee basis according to their needs.

As part of the brokerage companies' franchise agreement with Prudential, its subsidiaries have an agreement with Prudential Relocation Services, Inc. to provide relocation services to the Prudential network. The companies anticipate that participation in Prudential network will continue to provide new relocation opportunities with firms on a national level.

Preferred Empire Mortgage Company is engaged in the residential mortgage brokerage business, which involves the origination of loans for one-to-four family residences. Preferred Empire primarily originates loans for purchases of properties located on Long Island and in New York City. Approximately one-half of these loans are for home sales transactions in which Prudential Douglas Elliman Real Estate acts as a broker. The term "origination" refers generally to the process of arranging mortgage financing for the purchase of property directly to the purchaser or for refinancing an existing mortgage. Preferred Empire's revenues are generated from loan origination fees, which are generally a percentage of the original principal amount of the loan and are commonly referred to as "points", and application and other fees paid by the borrowers. Preferred Empire recognizes mortgage origination revenues and costs when the mortgage loan is consummated.

Marketing. As members of The Prudential Real Estate Affiliates, Inc., Douglas Elliman and Prudential Douglas Elliman Real Estate offer real estate sales and marketing and relocation services, which are marketed by a multimedia program. This program includes direct mail, newspaper, internet, catalog, radio and television advertising and is conducted throughout Manhattan and Long Island. In addition, the integrated nature of the real estate brokerage companies services is designed to produce a flow of customers between their real estate sales and marketing business and their mortgage business.

Competition. The real estate brokerage business is highly competitive. However, Douglas Elliman and Prudential Douglas Elliman Real Estate believe that their ability to offer their customers a range of inter-related services and their level of residential real estate sales and marketing help position them to meet the competition and improve their market share.

In the two brokerage companies' traditional business of residential real estate sales and marketing, they compete primarily with multi-office independent real estate organizations and, to some extent with franchise real estate organizations, such as Century-21, ERA, RE/MAX and Coldwell Banker. The companies believe that their major competitors in 2008 will also increasingly include multi-office real estate organizations, such as GMAC Home Services, NRT Inc. (whose affiliates include the New York City-based Corcoran Group) and other privately owned companies. Residential brokerage firms compete for sales and marketing business primarily on the basis of services offered, reputation, personal contacts, and, recently to a greater degree, price.

Both companies' relocation businesses are fully integrated with their residential real estate sales and marketing business. Accordingly, their major competitors are many of the same real estate organizations previously noted. Competition in the relocation.business is likewise based primarily on level of service, reputation, personal contact and, recently to a greater degree, price.

In its mortgage loan origination business, Preferred Empire competes with other mortgage originators, such as mortgage brokers, mortgage bankers, state and national banks, and thrift institutions. Because Preferred Empire does not fund, sell or service mortgage loans, many of Preferred Empire's competitors for mortgage services have substantially greater resources than Preferred Empire.

Government Regulation. Several facets of real estate brokerage businesses are subject to government regulation. For example, their real estate sales and marketing divisions are licensed as real estate brokers in the states in which they conduct their real estate brokerage businesses. In addition, their real estate sales associates must be licensed as real estate brokers or salespersons in the states in which they do business. Future expansion of the real estate brokerage operations of Douglas Elliman and Prudential Douglas Elliman Real Estate into new geographic markets may subject them to similar licensing requirements in other states.

A number of states and localities have adopted laws and regulations imposing environmental controls, disclosure rules, zoning, and other land use restrictions, which can materially impact the marketability of certain real estate. However, Douglas Elliman and Prudential Douglas Elliman Real Estate do not believe that compliance with environmental, zoning and land use laws and regulations has had, or will have, a materially adverse effect on their financial condition or operations.

In Preferred Empire's mortgage business, mortgage loan origination activities are subject to the Equal Credit Opportunity Act, the Federal Truth-in-Lending Act, the Real Estate Settlement Procedures Act, and the regulations promulgated thereunder which prohibit discrimination and require the disclosure of certain information to borrowers concerning credit and settlement costs. Additionally, there are various state laws affecting Preferred Empire's mortgage operations, including licensing requirements and substantive limitations on the interest and fees that may be charged. States also have the right to conduct financial and regulatory audits of the loans under their jurisdiction. Preferred Empire is licensed as a mortgage broker in New York, and as a result, Preferred Empire is required to submit annual audited financial statements to the New York Commissioner of Banks and maintain a minimum net worth of $50,000. As of December 31, 2007, Preferred Empire was in compliance with these requirements. Preferred Empire is also licensed as a mortgage broker in Connecticut and New Jersey.

Neither Douglas Elliman nor Prudential Douglas Elliman Real Estate is aware of any material licensing or other government regulatory requirements governing its relocation business, except to the extent that such business also involves the rendering of real estate brokerage services, the licensing and regulation of which are described above.

Franchises and Trade Names. In December 2002, Prudential Douglas Elliman Real Estate renewed for an additional ten-year term its franchise agreement with The Prudential Real Estate Affiliates, Inc. and has an exclusive franchise, subject to various exceptions and to meeting annual revenue thresholds, in New York for the counties of Nassau and Suffolk on Long Island. In addition, in June 2004, Prudential Douglas Elliman Real Estate was granted an exclusive franchise, subject to various exceptions and to meeting annual revenue thresholds, with respect to the boroughs of Brooklyn and Queens. In March 2003, Douglas Elliman entered into a ten-year franchise agreement with The Prudential Real Estate Affiliates, Inc. and has an exclusive franchise, subject to various exceptions and to meeting annual revenue thresholds, for Manhattan.

The "Douglas Elliman" trade name is a registered trademark in the United States. The name has been synonymous with the most exacting standards of excellence in the real estate industry since Douglas Elliman's formation in 1911. Other trademarks used extensively in Douglas Elliman's business, which are owned by Douglas Elliman Realty and registered in the United States, include "We are New York", "Bringing People and Places Together", "If You Clicked Here You'd Be Home Now" and "Picture Yourself in the Perfect Home".

The "Prudential" name and the tagline "From Manhattan to Montauk" are used extensively in both the Prudential Douglas Elliman Real Estate and Douglas Elliman businesses. In addition, Prudential Douglas Elliman Real Estate continues to use the trade names of certain companies that it has acquired.

Residential Property Management Business. Douglas Elliman Realty is also engaged in the management of cooperatives, condominiums and apartments though its subsidiary, Residential Management Group, LLC, which conducts business as Douglas Elliman Property Management and is one of the leading managers of apartments, cooperatives and condominiums in the New York metropolitan area. Residential Management Group provides full service third-party fee management for approximately 250 properties, representing approximately 45,000 units in New York City, Nassau County, Northern New Jersey and Westchester County. The company is seeking to continue to expand its property management business in the greater metropolitan New York area in 2008. Among the notable properties currently managed are the Dakota, Museum Tower, Worldwide Plaza, London Terrace and West Village Houses buildings in New York City. Residential Management Group employs approximately 250 people, of whom approximately 150 work at the company's headquarters and the remainder at remote site offices in the New York metropolitan area.

New Valley Realty Division

Office Buildings. In December 2002, New Valley purchased two office buildings in Princeton, N.J. for a total purchase price of $54 million. In February 2005, New Valley completed the sale of the office buildings for $71.5 million. The mortgage loan on the property was retired at closing with the proceeds of the sale. As a result of the sale, New Valley's real estate leasing operations have been treated as discontinued operations in the accompanying consolidated financial statements.

Hawaiian Hotel. In July 2001, Koa Investors, LLC, an entity owned by New Valley, developer Brickman Associates and other investors, acquired the leasehold interests in the former Kona Surf Hotel in Kailua-Kona, Hawaii in a foreclosure proceeding. New Valley, which holds a 50% interest in Koa Investors, had invested $13.575 million in the project as of December 31, 2007. We account for our investment in Koa Investors under the equity method and recorded losses of $750,000 in 2007, income of $867,000 in 2006 and losses of $3.5 million in 2005 associated with the Kona Surf Hotel. The income in 2006 related to the receipt of tax credits in 2006 from the State of Hawaii of $1.192 million offset by equity in the loss of Koa Investors of $325,000. Koa Investors' losses in 2007 and 2005 primarily represented losses from operations.

The hotel is located on a 20-acre tract, which is leased under two ground leases with Kamehameha Schools, the largest private land owner in Hawaii. In December 2002, Koa Investors and Kamehameha amended the leases to provide for significant rent abatements over the next ten years and extended the remaining term of the leases from 33 years to 65 years. In addition, Kamehameha granted Koa Investors various right of first offer opportunities to develop adjoining resort sites.

A subsidiary of Koa Investors has entered into an agreement with Sheraton Operating Corporation, a subsidiary of Starwood Hotels and Resorts Worldwide, Inc., for Sheraton to manage the hotel. Following a major renovation, the property reopened in the fourth quarter 2004 as the Sheraton Keauhou Bay Resort & Spa, a four star family resort with 521 rooms. The renovation of the property included comprehensive room enhancements, construction of a fresh water 13,000 square foot fantasy pool, lobby and entrance improvements, a new gym and spa, retail stores and new restaurants. A 10,000 square foot convention center, wedding chapel and other revenue producing amenities were also restored. In April 2004, a subsidiary of Koa Investors closed on a $57 million construction loan to fund the renovation.

In August 2005, a wholly-owned subsidiary of Koa Investors borrowed $82 million at an interest rate of LIBOR plus 2.45%. Koa Investors used the proceeds of the loan to repay its $57 million construction loan and distributed a portion of the proceeds to its members, including $5.5 million to New Valley. As a result of the refinancing, we suspended our recognition of equity losses in Koa Investors to the extent such losses exceed our basis plus any commitment to make additional investments, which totaled $600,000 at the refinancing. In August 2006, New Valley contributed $925,000 to Koa Investors in the form of $600,000 of the required contributions and $325,000 of discretionary contributions. Accordingly, we recognized in 2006 a $325,000 loss from New Valley's equity investment in Koa Investors. Although New Valley was not obligated to fund any additional amounts to Koa Investors at December 31, 2007 and 2006, New Valley made a $750,000 capital contribution in February 2007.

St. Regis Hotel, Washington, D.C. In June 2005, affiliates of New Valley and Brickman Associates formed 16th & K Holdings LLC ("Hotel LLC"), which acquired the St. Regis Hotel, a 193 room luxury hotel in Washington, D.C., for $47 million in August 2005. In connection with the purchase of the hotel, a subsidiary of Hotel LLC entered into agreements to borrow up to $50 million of senior and subordinated debt. New Valley, which holds a 50% interest in Hotel LLC, had invested $12.125 million in the project at December 31, 2007. The St. Regis Hotel, which was temporarily closed on August 31, 2006 for an extensive renovation, reopened in January 2008.

Hotel LLC is capitalizing all costs other than management fees related to the renovation of the property during the renovation phase. We account for our interest in Hotel LLC under the equity method and recorded losses of $2.344 million in 2007, $2.147 million in 2006 and $173,000 in 2005.

In the event that Hotel LLC makes distributions of cash, New Valley is entitled to 50% of the cash distributions until it has recovered its invested capital and achieved an annual 11% internal rate of return (IRR), compounded quarterly. New Valley is then entitled to 35% of subsequent cash distributions until it has achieved an annual 22% IRR. New Valley is then entitled to 30% of subsequent cash distributions until it has achieved an annual 32% IRR. After New Valley has achieved an annual 35% IRR, New Valley is then entitled to 25% of subsequent cash distributions.

In September 2007, Hotel LLC entered into certain agreements to sell 90% of the St. Regis Hotel. In October 2007, Hotel LLC entered into an agreement to sell certain tax credits associated with the Hotel. The transactions are subject to customary closing conditions. If the St. Regis Hotel is sold, in addition to retaining a 2.5% interest, net of incentives, in the St. Regis Hotel, New Valley anticipates it would receive approximately $18 million in connection with the closing of the sale of the hotel and approximately an additional $4 million between 2008 and 2012 from the tax credits.

Holiday Isle. During the fourth quarter of 2005, New Valley advanced $2.75 million to Ceebraid Acquisition Corporation ("Ceebraid"), an entity which entered into an agreement to acquire the Holiday Isle Resort in Islamorada, Florida. In February 2006, Ceebraid filed for Chapter 11 bankruptcy after it was unable to consummate financing arrangements for the acquisition. Although Ceebraid continued to seek to obtain financing for the transaction and to close the acquisition pursuant to the purchase agreement, the Company determined that a $2.75 million reserve for uncollectibility should be established against these advances at December 31, 2005. In April 2006, an affiliate of Ceebraid completed the acquisition of the property for $98 million, and New Valley increased its investment in the project to a total of $5.8 million and indirectly holds an approximate 19% equity interest in Ceebraid. New Valley had committed to make additional investments of up to $200,000 in Holiday Isle at December 31, 2007 and has recorded a $200,000 liability for its future obligation to Holiday Isle. In connection with the closing of the purchase, an affiliate of Ceebraid borrowed $98 million of mezzanine and senior debt to finance a portion of the purchase price and anticipated development costs. The maturity of approximately $77 million of the debt, which was due on May 1, 2007, has been extended until August 1, 2008. In April 2006, Vector agreed, under certain circumstances, to guarantee up to $2 million of the debt. We believe the fair value of our guarantee was negligible at December 31, 2007. Prior to the fourth quarter of 2007, New Valley accounted for its interest in Holiday Isle under the equity method and recorded a loss of $953,000 in 2007 and $2.296 million in 2006 in connection with its investment. Holiday Isle will capitalize all costs other than management fees related to the renovation of the property during the renovation phase.

Former Broker-Dealer Operations

In May 1995, New Valley acquired Ladenburg Thalmann & Co. Inc. for $25.8 million, net of cash acquired. Ladenburg Thalmann & Co. is a full service broker-dealer, which has been a member of the New York Stock Exchange since 1879. In December 1999, New Valley sold 19.9% of Ladenburg Thalmann & Co. to Berliner Effektengesellschaft AG, a German public financial holding company. New Valley received $10.2 million in cash and Berliner shares valued in accordance with the purchase agreement.

In May 2001, GBI Capital Management Corp. acquired all of the outstanding common stock of Ladenburg Thalmann & Co., and the name of GBI was changed to Ladenburg Thalmann Financial Services Inc. ("LTS"). New Valley received 18,598,098 shares, $8.01 million in cash and $8.01 million principal amount of senior convertible notes due December 31, 2005. The notes issued to New Valley bore interest at 7.5% per annum and were convertible into shares of LTS common stock. Upon closing, New Valley also acquired an additional 3,945,060 shares of LTS common stock from the former Chairman of LTS for $1.00 per share. To provide the funds for the acquisition of the common stock of Ladenburg Thalmann & Co., LTS borrowed $10 million from Frost-Nevada, Limited Partnership and issued to Frost-Nevada $10 million principal amount of 8.5% senior convertible notes due December 31, 2005. Following completion of the transactions, New Valley owned 53.6% and 49.5% of the common stock of LTS, on a basic and fully diluted basis, respectively. LTS (AMEX: LTS) is registered under the Securities Act of 1934 and files periodic reports and other information with the SEC.

In December 2001, New Valley distributed its 22,543,158 shares of LTS common stock to holders of New Valley common shares through a special dividend. At the same time, we distributed the 12,694,929 shares of LTS common stock, that we received from New Valley, to the holders of our common stock as a special dividend. Our stockholders received 0.348 of a LTS share for each share of ours.

In 2002, LTS borrowed a total of $5 million from New Valley, due March 31, 2007, as extended. New Valley evaluated its ability to collect its notes receivable and related interest from LTS at September 30, 2002. These notes receivable included the $5 million of notes issued in 2002 and the $8.01 million convertible note issued to New Valley in May 2001. Management determined, based on the then current trends in the broker-dealer industry and LTS's operating results and liquidity needs, that a reserve for uncollectibility should be established against these notes and interest receivable. As a result, New Valley recorded a charge of $13.2 million in the third quarter of 2002.

In November 2004, New Valley entered into a debt conversion agreement with LTS and the other remaining holder of the convertible notes. New Valley and the other holder agreed to convert their notes, with an aggregate principal amount of $18 million, together with the accrued interest, into common stock of LTS. Pursuant to the debt conversion agreement, the conversion price of the note held by New Valley was reduced from the previous conversion price of approximately $2.08 to $0.50 per share, and New Valley and the other holder each agreed to purchase $5 million of LTS common stock at $0.45 per share.

The note conversion transaction was approved by the LTS shareholders in January 2005 and closed in March 2005. At the closing, New Valley's note, representing approximately $9.9 million of principal and accrued interest, was converted into 19,876,358 shares of LTS common stock and New Valley purchased 11,111,111 LTS shares.

In March 2005, New Valley distributed the 19,876,358 shares of LTS common stock it acquired from the conversion of the notes to holders of New Valley common shares through a special dividend. On the same date, we distributed the 10,947,448 shares of LTS common stock that we received from New Valley to the holders of our common stock as a special dividend. Our stockholders of record on March 18, 2005 received approximately 0.23 of a LTS share for each share of ours.

In February 2007, LTS entered into a Debt Exchange Agreement with New Valley, the holder of $5.0 million principal amount of its promissory notes due March 31, 2007. Pursuant to the Exchange Agreement, New Valley agreed to exchange the principal amount of its notes for LTS common stock at an exchange price of $1.80 per share, representing the average closing price of the LTS common stock for the 30 prior trading days ending on the date of the Exchange Agreement. The debt exchange was consummated on June 29, 2007 following approval by the LTS shareholders at its annual meeting of shareholders. At the closing, the $5.0 million principal amount of notes was exchanged for 2,777,778 shares of LTS's common stock and accrued interest on the notes of approximately $1.7 million was paid in cash. In connection with the debt exchange, we recorded a gain in 2007 of $8.1 million, which consisted of the fair value of the 2,777,778 shares of LTS common stock at June 29, 2007 (the transaction date) and interest received in connection with the exchange. As a result, New Valley's ownership of LTS's common stock increased to 13,888,889 shares or approximately 8.6% of the outstanding LTS shares.

Four of our directors, Howard M. Lorber, Henry C. Beinstein, Robert J. Eide and Jeffrey S. Podell, also serve as directors of LTS. Mr. Lorber also serves as Vice Chairman of LTS. Richard J. Lampen, who along with Mr. Lorber is an executive officer of ours, also serves as a director of LTS and has served as the President and Chief Executive Officer of LTS since September 2006. In September 2006, we entered into a agreement with LTS where we agreed to make available the services of Mr. Lampen as well as other financial and accounting services. For 2006 and 2007, LTS paid us $83 and $400, respectively, related to the agreement. These amounts were recorded as a reduction to our operating, selling, administrative and general expenses. We have agreed with LTS that the annual fee will increase from $400 to $600, effective July 1, 2008. For 2007, LTS paid compensation of $600 to each of Mr. Lorber and Mr. Lampen in connection with their services. See Note 14 to our consolidated financial statements.

Long-Term Investments

As of December 31, 2007, long-term investments consisted primarily of investments in investment partnerships of $83.5 million. New Valley has committed to make an additional investment in one of these investment partnerships of up to $172,000. In the future, we may invest in other investments including limited partnerships, real estate investments, equity securities, debt securities and certificates of deposit depending on risk factors and potential rates of return.

Employees

At December 31, 2007, we had approximately 430 employees, of which approximately 249 were employed at Liggett's Mebane facility, approximately 12 were employed at Vector Tobacco's research facility and approximately 147 were employed in sales and administrative functions at Liggett Vector Brands. Approximately 40% of our employees are hourly employees who are represented by unions. We have not experienced any significant work stoppages since 1977, and we believe that relations with our employees and their unions are satisfactory.

Available Information

Our website address is www.vectorgroupltd.com. We make available free of charge on the Investor Relations section of our website (http://vectorgroupltd.com/invest.asp) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. We also make available through our website other reports filed with the SEC under the Exchange Act, including our proxy statements and reports filed by officers and directors under Section 16(a) of that Act. Copies of our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee charter, Compensation Committee charter and Corporate Governance and Nominating Committee charter have been posted on the Investor Relations section of our website and are also available in print to any shareholder who requests it. We do not intend for information contained in our website to be part of this Annual Report on Form 10-K.

ITEM 1A. *RISK FACTORS*

Our business faces many risks. We have described below some of the more significant risks which we and our subsidiaries face. There may be additional risks that we do not yet know of or that we do not currently perceive to be significant that may also impact our business or the business of our subsidiaries. Each of the risks and uncertainties described below could lead to events or circumstances that have a material adverse effect on the business, results of operations, cash flows, financial condition or equity of us or one or more of our subsidiaries, which in turn could negatively affect the value of our common stock. You should carefully consider and evaluate all of the information included in this report and any subsequent reports that we may file with the Securities and Exchange Commission or make available to the public before investing in any securities issued by us.

We and our subsidiaries have a substantial amount of indebtedness.

We and our subsidiaries have significant indebtedness and debt service obligations. At December 31, 2007, we and our subsidiaries had total outstanding indebtedness (including the embedded derivative liabilities related to our convertible notes) of $399.4 million. In addition, subject to the terms of any future agreements, we and our subsidiaries will be able to incur additional indebtedness in the future. There is a risk that we will not be able to generate sufficient funds to repay our debt. If we cannot service our fixed charges, it would have a material adverse effect on our business and results of operations.

We are a holding company and depend on cash payments from our subsidiaries, which are subject to contractual and other restrictions, in order to service our debt and to pay dividends on our common stock.

We are a holding company and have no operations of our own. We hold our interests in our various businesses through our wholly-owned subsidiaries, VGR Holding and New Valley. In addition to our own cash resources, our ability to pay interest on our debt and to pay dividends on our common stock depends on the ability of VGR Holding and New Valley to make cash available to us. VGR Holding's ability to pay dividends to us depends primarily on the ability of Liggett, its wholly-owned subsidiary, to generate cash and make it available to VGR Holding. Liggett's revolving credit agreement with Wachovia Bank, N.A. contains a restricted payments test that limits the ability of Liggett to pay cash dividends to VGR Holding. The ability of Liggett to meet the restricted payments test may be affected by factors beyond its control, including Wachovia's unilateral discretion, if acting in good faith, to modify elements of such test.

Our receipt of cash payments, as dividends or otherwise, from our subsidiaries is an important source of our liquidity and capital resources. If we do not have sufficient cash resources of our own and do not receive payments from our subsidiaries in an amount sufficient to repay our debts and to pay dividends on our common stock, we must obtain additional funds from other sources. There is a risk that we will not be able to obtain additional funds at all or on terms acceptable to us. Our inability to service these obligations and to continue to pay dividends on our common stock would significantly harm us and the value of our common stock.

Our 11% senior secured notes contain restrictive covenants that limit our operating flexibility.

Our 11% senior secured notes due 2015 contain covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest, including restrictions on our ability to:

- incur or guarantee additional indebtedness or issue preferred stock;
- pay dividends or distributions on, or redeem or repurchase, capital stock;
- create liens with respect to our assets;
- make investments, loans or advances;
- prepay subordinated indebtedness;
- enter into transactions with affiliates; and
- merge, consolidate, reorganize or sell our assets.

In addition, Liggett's revolving credit agreement requires us to meet specified financial ratios. These covenants may restrict our ability to expand or fully pursue our business strategies. Our ability to comply with these and other provisions of the indenture governing the senior secured notes and the Liggett revolving credit agreement may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. The breach of any of these covenants, including those contain in the indenture governing the notes and the Liggett's credit agreement, could result in a default under our indebtedness, which could cause those and other obligations to become due and payable. If any of our indebtedness is accelerated, we may not be able to repay it.

The notes contain restrictive covenants, which, among other things, restrict our ability to pay certain dividends or make other restricted payments or enter into transactions with affiliates if our Consolidated EBITDA, as defined in the indenture, is less than $50.0 million for the four quarters prior to such transaction.

Liggett faces intense competition in the domestic tobacco industry.

Liggett is considerably smaller and has fewer resources than its major competitors and, as a result, has a more limited ability to respond to market developments. Management Science Associates data indicate that the three largest cigarette manufacturers controlled approximately 86.4% of the United States cigarette market during 2007. Philip Morris is the largest and most profitable manufacturer in the market, and its profits are derived principally from its sale of premium cigarettes. Philip Morris had approximately 62.2% of the premium segment and 49.0% of the total domestic market during 2007. During 2007, all of Liggett's sales were in the discount segment, and its share of the total domestic cigarette market was 2.5%. Philip Morris and RJR Tobacco (which is now part of Reynolds American), the two largest cigarette manufacturers, have historically, because of their dominant market share, been able to determine cigarette prices for the various pricing tiers within the industry. Market pressures have historically caused the other cigarette manufacturers to bring their prices into line with the levels established by these two major manufacturers.

In July 2004, RJR Tobacco and Brown & Williamson, the second and third largest cigarette manufacturers, completed the combination of their United States tobacco businesses to create Reynolds American. This transaction has further consolidated the dominance of the domestic cigarette market by Philip Morris and Reynolds American, which had a combined market share of approximately 76.4% at December 31, 2007. This concentration of United States market share could make it more difficult for Liggett and Vector Tobacco to compete for shelf space in retail outlets and could impact price competition in the market, either of which could have a material adverse affect on their sales volume, operating income and cash flows, which in turn could negatively affect the value of our common stock.

Liggett's business is highly dependent on the discount cigarette segment.

Liggett depends more on sales in the discount cigarette segment of the market, relative to the full-price premium segment, than its major competitors. All of Liggett's unit volume in 2007 and 2006 was generated in the discount segment. The discount segment is highly competitive, with consumers having less brand loyalty and placing greater emphasis on price. While the three major manufacturers all compete with Liggett in the discount segment of the market, the strongest competition for market share has recently come from a group of smaller manufacturers and importers, most of which sell low quality, deep discount cigarettes. While Liggett's share of the discount market increased to 9.3% in 2007 from 8.7% in 2006 and 7.5% in 2005, Management Science Associates data indicate that the discount market share of these other smaller manufacturers and importers was approximately 37.0% in 2007, 36.3% in 2006 and 38.0% in 2005. If pricing in the discount market continues to be impacted by these smaller manufacturers and importers, margins in Liggett's only current market segment could be negatively affected, which in turn could negatively affect the value of our common stock.

Liggett's market share is susceptible to decline.

In years prior to 2000, Liggett suffered a substantial decline in unit sales and associated market share. Liggett's unit sales and market share increased during each of 2000, 2001 and 2002, and its market share increased in 2003 while its unit sales declined. In 2007 and 2006, Liggett's unit sales and market share increased compared to 2005 after declines in 2005 and 2004 compared to the prior year. This earlier market share erosion resulted in part from Liggett's highly leveraged capital structure that existed until December 1998 and its limited ability to match other competitors' wholesale and retail trade programs, obtain retail shelf space for its products and advertise its brands. The decline in recent years also resulted from adverse developments in the tobacco industry, intense competition and changes in consumer preferences. According to Management Science Associates data, Liggett's overall domestic market share during 2007 was 2.5% compared to 2.4% during 2006 and 2.2% during 2005. Liggett's share of the discount segment during 2007 was 9.3% compared to 8.7% in 2006, up from 7.5% in 2005. If Liggett's market share declines, Liggett's sales volume, operating income and cash flows could be materially adversely affected, which in turn could negatively affect the value of our common stock.

Liggett has significant sales to a single customer.

During 2007, 8.7% of Liggett's total revenues and 8.6% of our consolidated revenues were generated by sales to Liggett's largest customer. Liggett's contract with this customer currently extends through March 31, 2009. If this customer discontinues its relationship with Liggett or experiences financial difficulties, Liggett's results of operations could be materially adversely affected.

The domestic cigarette industry has experienced declining unit sales in recent periods.

Industry-wide shipments of cigarettes in the United States have been generally declining for a number of years, with published industry sources estimating that domestic industry-wide shipments decreased by approximately 5.0% in 2007. According to Management Science Associates data, domestic industry-wide shipments decreased by 2.4% in 2006 compared to 2005. We believe that industry-wide shipments of cigarettes in the United States will generally continue to decline as a result of numerous factors. These factors include health considerations, diminishing social acceptance of smoking, and a wide variety of federal, state and local laws limiting smoking in restaurants, bars and other public places, as well as federal and state excise tax increases and settlement-related expenses which have contributed to high cigarette price levels in recent years. If this decline in industry-wide shipments continues and Liggett is unable to capture market share from its competitors, or if the industry as a whole is unable to offset the decline in unit sales with price increases, Liggett's sales volume, operating income and cash flows could be materially adversely affected, which in turn could negatively affect the value of our common stock.

Litigation will continue to harm the tobacco industry.

The cigarette industry continues to be challenged on numerous fronts. New cases continue to be commenced against Liggett and other cigarette manufacturers. As of February 22, 2008, there were approximately 1,700 individual suits, 1,600 of which were recently filed in Florida, 11 purported class actions and four governmental and other third-party payor health care reimbursement actions pending in the United States in which Liggett and/or us were named defendants. It is likely that similar legal actions, proceedings and claims will continue to be filed against Liggett. Punitive damages, often in amounts ranging into the billions of dollars, are specifically pled in these cases, in addition to compensatory and other damages. It is possible that there could be adverse developments in pending cases including the certification of additional class actions. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation. In addition, an unfavorable outcome in any tobacco-related litigation could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

A civil lawsuit was filed by the United States federal government seeking disgorgement of approximately $289 billion from various cigarette manufacturers, including Liggett. In August 2006, the trial court entered a Final Judgment and Remedial Order against each of the cigarette manufacturing defendants, except Liggett. The Final Judgment, among other things, ordered the following relief against the non-Liggett defendants: (i) the defendants are enjoined from committing any act of racketeering concerning the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States; (ii) the defendants are enjoined from making any material false, misleading, or deceptive statement or representation concerning cigarettes that persuades people to purchase cigarettes; (iii) the defendants are permanently enjoined from utilizing "lights", "low tar", "ultra lights", "mild", or "natural" descriptors, or conveying any other express or implied health messages in connection with the marketing or sale of cigarettes as of January 1, 2007; (iv) the defendants must make corrective statements on their websites, and in television and print media advertisements; (v) the defendants must maintain internet document websites until 2016 with access to smoking and health related documents; (vi) the defendants must disclose all disaggregated marketing data to the government on a confidential basis; (vii) the defendants are not permitted to sell or otherwise transfer any of their cigarette brands, product formulas or businesses to any person or entity for domestic use without a court order, and unless the acquiring person or entity will be bound by the terms of the Final Judgment; and (viii) the defendants must pay the appropriate costs of the government in prosecuting the action, in an amount to be determined by the trial court.

No monetary damages were awarded other than the government's costs. In October 2006, the United States Court of Appeals for the District of Columbia stayed the Final Judgment pending appeal. The defendants filed amended notices of appeal in March 2007. The government acknowledged in its appellate brief that it was not appealing the district court's decision to award no remedy against Liggett. Therefore, although this case has been concluded as to Liggett, it is unclear what impact, if any, the Final Judgment will have on the cigarette industry as a whole. To the extent that the Final Judgment leads to a decline in industry-wide shipments of cigarettes in the United States or otherwise imposes regulations which adversely affect the industry, Liggett's sales volume, operating income and cash flows could be materially adversely affected, which in turn could negatively affect the value of our common stock.

A West Virginia state court consolidated approximately 750 individual actions that were pending prior to 2001 for trial of some common issues. The consolidation was affirmed on appeal by the West Virginia Supreme Court. In January 2002, the court severed Liggett from the trial of the consolidated action. It is estimated that Liggett could be a defendant in approximately 100 of the cases. The action is currently stayed. Two purported class actions have been certified in state court in Kansas and New Mexico alleging antitrust violations. As new cases are commenced, the costs associated with defending these cases and the risks relating to the inherent unpredictability of litigation continue to increase.

Class action suits have been filed in a number of states against individual cigarette manufacturers, alleging, among other things, that the use of the terms "light" and "ultralight" constitutes unfair and deceptive trade practices. One such suit (*Schwab v. Philip Morris*), pending in federal court in New York since 2004, seeks to create a nationwide class of "light" cigarette smokers. The action asserts claims under Racketeer Influenced and Corrupt Organizations Act ("RICO"). The proposed class is seeking as much as $200 billion in damages, which could be trebled under RICO. In November 2005, the court ruled that the plaintiffs would be permitted to calculate damages on an aggregate basis and use "fluid recovery" theories to allocate them among class members, if the class was certified. Fluid recovery would permit potential damages to be paid out in ways other than merely giving cash directly to plaintiffs, such as establishing a pool of money that could be used for public purposes. In September 2006, the court granted plaintiffs' motion for class certification. In November 2006, the United States Court of

Appeals for the Second Circuit granted the defendants' motions to stay the district court proceedings and for review of the class certification ruling. Oral argument was held in July 2007 and the parties are awaiting a decision. Liggett is a defendant in the *Schwab* case.

There are currently three individual tobacco-related actions pending where Liggett is the only tobacco company defendant. In April 2004, in one of these cases, a jury in a Florida state court action awarded compensatory damages of $540,000 against Liggett. In addition, plaintiff's counsel was awarded legal fees of $752,000. Liggett has appealed both the verdict and the legal fees award. In October 2007, the Fourth District Court of Appeals affirmed the compensatory award. Liggett filed a motion for rehearing and/or certification which is currently pending before the appellate court. In March 2005, in another case in Florida state court in which Liggett is the only defendant, the court granted Liggett's motion for summary judgment. The plaintiff appealed and, in June 2006, a Florida intermediate appellate court reversed the trial court's decision and remanded the case back to the trial court. The court granted leave to plaintiff to add a claim for punitive damages. Trial commenced on February 19, 2008 and on February 22, 2008 the court declared a mistrial.

Individual tobacco-related cases have increased as a result of the Florida Supreme Court's ruling in Engle.

In May 2003, a Florida intermediate appellate court overturned a $790 million punitive damages award against Liggett and decertified the *Engle* v. *R. J. Reynolds Tobacco Co.* smoking and health class action. In July 2006, the Florida Supreme Court affirmed in part and reversed in part the May 2003 intermediate appellate court decision. Among other things, the Florida Supreme Court affirmed the decision decertifying the class on a prospective basis and the order vacating the punitive damages award, but preserved several of the trial court's Phase I findings (including that: (i) smoking causes lung cancer, among other diseases; (ii) nicotine in cigarettes is addictive; (iii) defendants placed cigarettes on the market that were defective and unreasonably dangerous; (iv) the defendants concealed material information; (v) all defendants sold or supplied cigarettes that were defective; and (vi) all defendants were negligent) and allowed plaintiffs to proceed to trial on individual liability issues (using the above findings) and compensatory and punitive damage issues, provided they commence their individual lawsuits within one year of the date the court's decision became final on January 11, 2007, the date of the court's mandate. In December 2006, the Florida Supreme Court added the finding that defendants sold or supplied cigarettes that, at the time of sale or supply, did not conform to the representations made by defendants. Class counsel filed motions for attorneys' fees and costs, which motions are pending. In May 2007, the defendants, including Liggett, filed a petition for writ of certiorari with the United States Supreme Court. The petition was denied in September 2007. In October 2007, defendants filed a petition for rehearing before the United States Supreme Court which was denied in November 2007.

In June 2002, the jury in a Florida state court action entitled *Lukacs v. R.J. Reynolds Tobacco Company*, awarded $37,500 in compensatory damages in a case involving Liggett and two other cigarette manufacturers. In March 2003, the court reduced the amount of the compensatory damages to $24,860. The jury found Liggett 50% responsible for the damages incurred by the plaintiff. The *Lukacs* case was the first case to be tried as an individual *Engle* class member suit following entry of final judgment by the *Engle* trial court. After the verdict was returned, the case was abated pending completion of the *Engle* appeal. After the issuance of the Florida Supreme Court's opinion discussed above, the plaintiff filed a motion requesting that the trial court enter partial final judgment, tax costs and attorneys' fees and schedule trial on the punitive damages claims. Defendants have opposed the relief sought by plaintiff on the grounds that the reversal by the Florida Supreme Court of the *Engle* Phase I finding on fraud mandates the reversal of the jury verdict and precludes the entry of final judgment in plaintiff's favor. If the court enters judgment in plaintiff's favor, plaintiff contends that interest on the judgment accrues from the date of the verdict. Plaintiff has filed a motion seeking an award of attorneys' fees from Liggett based on their prior proposal for settlement. Oral argument was held in March 2007 and the parties are awaiting a decision. Liggett may be required to bond the amount of the judgment against it to perfect its appeal. It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the *Engle* case. Liggett may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so. We cannot predict the cash requirements related to any future settlements and judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met.

Pursuant to the Florida Supreme Court's July 2006 ruling in *Engle*, former class members had one year from January 11, 2007 to file individual lawsuits. In addition, some individuals who filed suit prior to January 11, 2007, and who claim they meet the conditions in *Engle*, are attempting to avail themselves of the *Engle* ruling. Lawsuits by individuals requesting the benefit of the *Engle* ruling, whether filed before or after the January 11, 2007 mandate, are referred to as the "*Engle* progeny cases". As of February 22, 2008, there were approximately 1,600 Engle progeny cases filed and served, in both state and federal courts in Florida, where either Liggett (and other cigarette manufacturers) or us, or both, were named as defendants. These cases include approximately 3,500 plaintiffs. Plaintiffs have 120 days to serve cases filed before the deadline, so the total number of cases could increase substantially.

Regulation and legislation may negatively impact sales of tobacco products and our financial condition.

A wide variety of federal, state and local laws limit the advertising, sale and use of cigarettes and these laws have proliferated in recent years. For example, many local laws prohibit smoking in restaurants and other public places, and many employers have initiated programs restricting or eliminating smoking in the workplace. There are various other legislative efforts pending on the federal and state level which seek to, among other things, eliminate smoking in public places, further restrict displays and advertising of cigarettes, require additional warnings, including graphic warnings, on cigarette packaging and advertising, ban vending machine sales and curtail affirmative defenses of tobacco companies in product liability litigation. The trend has had, and is more likely to continue to have, an adverse effect on us.

In addition to the foregoing, there have been a number of other restrictive regulatory actions from various federal administrative bodies, including the United States Environmental Protection Agency and the FDA. There have also been adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry. Recently, legislation was reintroduced in Congress providing for regulation of cigarettes by the FDA. These developments generally receive widespread media attention. Additionally, more than 20 states have passed legislation providing for reduced ignition propensity standards for cigarettes. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation or legislation. We are not able to evaluate the effect of these developing matters on pending litigation or the possible commencement of additional litigation, but our consolidated financial position, results of operations or cash flows could be materially adversely affected.

Liggett may have additional payment obligations under the Master Settlement Agreement and its other settlement agreements with the states.

In October 2004, the independent auditor under the Master Settlement Agreement notified Liggett and all other participating manufacturers that their payment obligations under the Master Settlement Agreement, dating from the agreement's execution in late 1998, had been recalculated using "net" unit amounts, rather than "gross" unit amounts (which had been used since 1999 to calculate market share on the allocation of the base annual payment under the Master Settlement Agreement). The change in the method of calculation could, among other things, require additional payments by Liggett under the Master Settlement Agreement of approximately $14.2 million, plus interest, for the periods 2001 through 2006, require Liggett to pay an additional amount of approximately $3.3 million for 2007 and require additional amounts in future periods because the proposed change from "gross" to "net" would serve to lower Liggett's market share exemption under the Master Settlement Agreement. Liggett has objected to this retroactive change and has disputed the change in methodology. No amounts have been accrued in our consolidated financial statements for any potential liability relating to the "gross" versus "net" dispute.

In 2005, the independent auditor calculated that Liggett owed $28.7 million for its 2004 sales. In April 2005, Liggett paid $11.7 million and disputed the balance, as permitted by the Master Settlement Agreement. Liggett subsequently paid an additional $9.3 million of the disputed amount, although Liggett continues to dispute that this amount is owed. This $9.3 million relates to an adjustment to its 2003 payment obligation claimed by Liggett for the market share loss to non-participating manufacturers, which is known as the "NPM Adjustment." The remaining balance in dispute of $7.7 million, which was withheld from payment, is comprised of $5.3 million claimed for a 2004 NPM Adjustment and $2.4 million relating to the Independent Auditor's retroactive change from "gross" to "net" units in calculating Master Settlement Agreement payments, which Liggett contends is improper, as discussed above. From its April 2006 payment, Liggett withheld $1.6 million claimed for the 2005 NPM Adjustment and $2.6 million relating to the retroactive change from "gross" to "net" units. Liggett and Vector Tobacco withheld approximately $4.2 million from their April 2007 payments related to the 2006 NPM Adjustment and $3.0 million relating to the retroactive change from "gross" to "net" units. The following amounts have not been accrued in our consolidated financial statements as they relate to Liggett's claims for NPM Adjustments: $6.5 million for 2003, $3.8 million for 2004 and $0.8 million for 2005.

In 2004, the Attorneys General for each of Florida, Mississippi and Texas advised Liggett that they believed that Liggett had failed to make all required payments under the respective settlement agreements with these states for the period 1998 through 2003 and that additional payments may be due for 2004 and subsequent years. Liggett believes these allegations are without merit, based, among other things, on the language of the most favored nation provisions of the settlement agreements. In December 2004, Florida offered to settle all amounts allegedly owed by Liggett for the period through 2003 for the sum of $13.5 million. In November 2004, the State of Mississippi offered to settle all amounts allegedly owed by Liggett for the period through 2003 for the sum of $6.5 million. In 2005, Liggett was served with a 60 day notice to cure alleged defaults by each of Florida and Mississippi. No specific monetary demand has been made by Texas.

Except for $2.5 million accrued at December 31, 2007, in connection with the foregoing matters, no other amounts have been accrued in our consolidated financial statements for any additional amounts that may be payable by Liggett under the settlement agreements with Florida, Mississippi and Texas. There can be no assurance that Liggett will prevail in any of these matters and that Liggett will not be required to make additional material payments, which payments could materially adversely affect our consolidated financial position, results of operations or cash flows and the value of our common stock.

Liggett may be adversely affected by recent legislation to eliminate the federal tobacco quota system.

In October 2004, federal legislation was enacted which eliminated the federal tobacco quota system and price support system through an industry funded buyout of tobacco growers and quota holders. Pursuant to the legislation, manufacturers of tobacco products will be assessed $10.14 billion over a ten-year period to compensate tobacco growers and quota holders for the elimination of their quota rights. Cigarette manufacturers will initially be responsible for 96.3% of the assessment (subject to adjustment in the future), which will be allocated based on relative unit volume of domestic cigarette shipments. Liggett's and Vector Tobacco's assessment was $25.3 million in 2005, $22.6 million in 2006 and $23.3 million in 2007. The relative cost of the legislation to each of the three largest cigarette manufacturers will likely be less than the cost to smaller manufacturers, including Liggett and Vector Tobacco, because one effect of the legislation is that the three largest manufacturers will no longer be obligated to make certain contractual payments, commonly known as Phase II payments, they agreed in 1999 to make to tobacco-producing states. The ultimate impact of this legislation cannot be determined, but there is a risk that smaller manufacturers, such as Liggett and Vector Tobacco, will be disproportionately affected by the legislation, which could have a material adverse effect on us.

Excise tax increases adversely affect cigarette sales.

Cigarettes are subject to substantial and increasing federal, state and local excise taxes. The federal excise tax on cigarettes is currently $0.39 per pack, although proposals are pending in Congress to increase the federal excise tax by as much as $0.61 per pack. State and local sales and excise taxes vary considerably and, when combined with sales taxes, local taxes and the current federal excise tax, may currently exceed $4.00 per pack. In 2007, 11 states enacted increases in excise taxes. Further increases in state excise taxes are expected in 2008. Congress is currently considering significant increases in the federal excise tax or other payments from tobacco manufacturers, and various states and other jurisdictions are considering, or have pending, legislation proposing further state excise tax increases. Further substantial federal or state excise tax increases could accelerate the trend away from smoking and could have a material adverse effect on Liggett's sales and profitability, which in turn could negatively affect the value of our common stock.

Vector Tobacco is subject to risks inherent in new product development initiatives.

We have made, and plan to continue to make, significant investments in Vector Tobacco's development projects in the tobacco industry. Vector Tobacco is in the business of developing and marketing the low nicotine and nicotine-free QUEST cigarette products and developing reduced risk cigarette products. These initiatives are subject to high levels of risk, uncertainties and contingencies, including the challenges inherent in new product development. There is a risk that continued investments in Vector Tobacco will harm our results of operations, liquidity or cash flow.

The substantial risks facing Vector Tobacco include:

Risks of market acceptance of new products. In November 2001, Vector Tobacco launched nationwide its reduced carcinogen OMNI cigarettes. During 2002, acceptance of OMNI in the marketplace was limited, with revenues of only approximately $5.1 million on sales of 70.7 million units. Vector Tobacco has not been actively marketing the OMNI product, and the product is not currently in distribution. Vector Tobacco was unable to achieve the anticipated breadth of distribution and sales of the OMNI product due, in part, to the lack of success of its advertising and marketing efforts in differentiating OMNI from other conventional cigarettes with consumers through the "reduced carcinogen" message. Over the next several years, our in-house research program, together with third-party collaborators, plans to conduct appropriate studies relating to the development of cigarettes that materially reduce risk to smokers and, based on these studies, we will evaluate whether, and how, to further market the OMNI brand. OMNI has not been a commercially successful product to date and is not currently being manufactured by Vector Tobacco.

Vector Tobacco introduced its low nicotine and nicotine-free QUEST cigarettes in an initial seven-state market in January 2003 and in Arizona in January 2004. During the second quarter of 2004, based on an analysis of the market data obtained since the introduction of the QUEST product, we determined to postpone indefinitely the national launch of QUEST. A national launch of the QUEST brands would require the expenditure of substantial additional sums for advertising and sales promotion, with no assurance of consumer acceptance. Low nicotine and nicotine-free cigarettes may not ultimately be accepted by adult smokers and also may not prove to be commercially successful products. Adult smokers may decide not to purchase cigarettes made with low nicotine and nicotine-free tobaccos due to taste or other preferences or other product modifications.

Third party allegations that Vector Tobacco products are unlawful or bear deceptive or unsubstantiated product claims. Vector Tobacco is engaged in the development and marketing of low nicotine and nicotine-free cigarettes and the development of reduced risk cigarette products. With respect to OMNI, which is not currently being distributed by Vector Tobacco, reductions in carcinogens have not yet been proven to result in a safer cigarette. Like other cigarettes, the OMNI and QUEST products also produce tar, carbon monoxide, other harmful by-products, and, in the case of OMNI, increased levels of nitric oxide and formaldehyde. There are currently no specific governmental standards or parameters for these products and product claims. There is a risk that federal or state regulators may object to Vector Tobacco's low nicotine and nicotine-free cigarette products and reduced risk cigarette products it may develop as unlawful or allege they bear deceptive or unsubstantiated product claims, and seek the removal of the products from the marketplace, or significant changes to advertising. Allegations by federal or state regulators, public health organizations and other tobacco manufacturers that Vector Tobacco's products are unlawful, or that its public statements or advertising contain misleading or unsubstantiated health claims or product comparisons, may result in litigation or governmental proceedings. Vector Tobacco's defense against such claims could require it to incur substantial expense and to divert significant efforts of its scientific and marketing personnel. An adverse determination in a judicial proceeding or by a regulatory agency could have a material and adverse impact on Vector Tobacco's business, operating results and prospects.

Potential extensive government regulation. Vector Tobacco's business may become subject to extensive additional domestic and international government regulation. Various proposals have been made for federal, state and international legislation to regulate cigarette manufacturers generally, and reduced constituent cigarettes specifically. It is possible that laws and regulations may be adopted covering matters such as the manufacture, sale, distribution and labeling of tobacco products as well as any health claims associated with reduced risk and low nicotine and nicotine-free cigarette products. A system of regulation by agencies such as the FDA, the FTC and the USDA may be established. Recently, legislation was reintroduced in Congress providing for the regulation of cigarettes by the FDA. The outcome of any of the foregoing cannot be predicted, but any of the foregoing could have a material adverse effect on Vector Tobacco's business, operating results and prospects.

Competition from other cigarette manufacturers with greater resources. Vector Tobacco's competitors generally have substantially greater resources than Vector Tobacco, including financial, marketing and personnel resources. Other major tobacco companies have stated that they are working on reduced risk cigarette products and have made publicly available at this time only limited additional information concerning their activities. Philip Morris has announced it is developing products that potentially reduce smokers' exposure to harmful compounds in cigarette smoke. RJR Tobacco has disclosed that a primary focus for its research and development activity is the development of potentially reduced exposure products, which may ultimately be recognized as products that present reduced risks to health. RJR Tobacco has stated that it continues to sell in limited distribution throughout the country a brand of cigarettes that primarily heats rather than burns tobacco, which it claims reduces the toxicity of its smoke. There is a substantial likelihood that other major tobacco companies will continue to introduce new products that are designed to compete directly with the low nicotine, nicotine-free and reduced risk products that Vector Tobacco currently markets or may develop.

Potential disputes concerning intellectual property. Vector Tobacco's ability to commercialize its reduced carcinogen and low nicotine and nicotine-free products may depend in large part on its ability to obtain and defend issued patents, to obtain further patent protection for its existing technology in the United States and abroad, and to operate without infringing on the patents and rights of others both in the United States and abroad. Additionally, it must be able to obtain appropriate licenses to patents and proprietary rights held by third parties, or issued to third parties, if infringement would otherwise occur, both in the United States and abroad.

Intellectual property rights, including Vector Tobacco's patents involve complex legal and factual issues. Any conflicts resulting from third party patent applications and granted patents could significantly limit Vector Tobacco's ability to obtain meaningful patent protection or to commercialize its technology. If patents currently exist or are issued to other companies that contain claims which encompass Vector Tobacco's products or the processes used by Vector Tobacco to manufacture or develop its products, Vector Tobacco may be required to obtain licenses to use these patents or to develop or obtain alternative technology. Licensing agreements, if required, may not be available on acceptable terms or at all. If licenses are not obtained, Vector Tobacco could be delayed in, or prevented from, pursuing the further development of marketing of its new cigarette products. Any alternative technology, if feasible, could take several years to develop.

Litigation, which could result in substantial cost, also may be necessary to enforce any patents to which Vector Tobacco has rights, or to determine the scope, validity and unenforceability of other parties' proprietary rights which may affect Vector Tobacco's rights. Vector Tobacco also may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of an invention or in opposition proceedings in foreign countries or jurisdictions, which could result in substantial costs. The mere uncertainty resulting from the institution and continuation of any technology-related litigation or any interference or opposition proceedings could have a material adverse effect on Vector Tobacco's business, operating results and prospects.

Vector Tobacco may also rely on unpatented trade secrets and know-how to maintain its competitive position, which it seeks to protect, in part, by confidentiality agreements with employees, consultants, suppliers and others. There is a risk that these agreements will be breached or terminated, that Vector Tobacco will not have adequate remedies for any breach, or that its trade secrets will otherwise become known or be independently discovered by competitors.

Dependence on key scientific personnel. Vector Tobacco's business depends on the continued services of key scientific personnel for its continued development and growth. The loss of Dr. Anthony Albino, Vector Tobacco's Senior Vice President of Public Health Affairs, could have a serious negative impact upon Vector Tobacco's business, operating results and prospects.

Ability to raise capital and manage growth of business. If Vector Tobacco succeeds in introducing to market and increasing consumer acceptance for its new cigarette products, Vector Tobacco will be required to obtain significant amounts of additional capital and manage substantial volume from its customers. There is a risk that adequate amounts of additional capital will not be available to Vector Tobacco to fund the growth of its business. To accommodate growth and compete effectively, Vector Tobacco will also be required to attract, integrate, motivate and retain additional highly skilled sales, technical and other employees. Vector Tobacco will face competition for these people. Its ability to manage volume also will depend on its ability to scale up its tobacco processing, production and distribution operations. There is a risk that it will not succeed in scaling its processing, production and distribution operations and that its personnel, systems, procedures and controls will not be adequate to support its future operations.

Potential delays in obtaining tobacco and other raw materials needed to produce products. Vector Tobacco is dependent on third parties to produce tobacco and other raw materials that Vector Tobacco requires to manufacture its products. In addition, the growing of new tobacco and new seeds is subject to adverse weather conditions. The failure by such third parties to supply Vector Tobacco with tobacco or other raw materials on commercially reasonable terms, or at all, in the absence of readily available alternative sources, would have a serious negative impact on Vector Tobacco's business, operating results and prospects. There is also a risk that interruptions in the supply of these materials may occur in the future. Any interruption in their supply could have a serious negative impact on Vector Tobacco.

New Valley is subject to risks relating to the industries in which it operates.

Risks of real estate ventures. New Valley has three significant real estate-related investments, Douglas Elliman Realty, LLC, the Sheraton Keauhou Bay Resort & Spa (which reopened in the fourth quarter 2004) and the St. Regis Hotel in Washington, D. C. (since August 2005), in each of which it holds only a 50% interest. In addition, New Valley has an approximate 19% interest in a project in Islamorada, Florida. New Valley must seek approval from other parties for important actions regarding these joint ventures. Since these other parties' interests may differ from those of New Valley, a deadlock could arise that might impair the ability of the ventures to function. Such a deadlock could significantly harm the ventures.

New Valley may pursue a variety of real estate development projects. Development projects are subject to special risks including potential increase in costs, changes in market demand, inability to meet deadlines which may delay the timely completion of projects, reliance on contractors who may be unable to perform and the need to obtain various governmental and third party consents.

Risks relating to the residential brokerage business. Through New Valley's investment in Douglas Elliman Realty, LLC, we are subject to the risks and uncertainties endemic to the residential brokerage business. Both Douglas Elliman and Prudential Douglas Elliman Real Estate operate as franchisees of The Prudential Real Estate Affiliates, Inc. Prudential Douglas Elliman operates each of its offices under its franchiser's brand name, but generally does not own any of the brand names under which it operates. The franchiser has significant rights over the use of the franchised service marks and the conduct of the two brokerage companies' business. The franchise agreements require the companies to:

- coordinate with the franchiser on significant matters relating to their operations, including the opening and closing of offices;
- make substantial royalty payments to the franchiser and contribute significant amounts to national advertising funds maintained by the franchiser;
- indemnify the franchiser against losses arising out of the operations of their business under the franchise agreements; and
- maintain standards and comply with guidelines relating to their operations which are applicable to all franchisees of the franchiser's real estate franchise system.

The franchiser has the right to terminate Douglas Elliman's and Prudential Douglas Elliman Real Estate's franchises, upon the occurrence of certain events, including a bankruptcy or insolvency event, a change in control, a transfer of rights under the franchise agreement and a failure to promptly pay amounts due under the franchise agreements. A termination of Douglas Elliman's or Prudential Douglas Elliman Real Estate's franchise agreement could adversely affect our investment in Douglas Elliman Realty.

The franchise agreements grant Douglas Elliman and Prudential Douglas Elliman Real Estate exclusive franchises in New York for the counties of Nassau and Suffolk on Long Island and for Manhattan, Brooklyn and Queens, subject to various exceptions and to meeting specified annual revenue thresholds. If the two companies fail to achieve these levels of revenues for two consecutive years or otherwise materially breach the franchise agreements, the franchisor would have the right to terminate their exclusivity rights. A loss of these rights could have a material adverse on Douglas Elliman Realty.

Douglas Elliman Realty could be negatively impacted by a downturn in the residential real estate market. The residential real estate market tends to be cyclical and typically is affected by changes in the general economic conditions that are beyond Douglas Elliman Realty's control. The U.S. residential real estate market is currently in a significant downturn due to various factors including downward pressure on housing prices, credit constraints inhibiting new buyers and an exceptionally large inventory of unsold homes at the same time that sales volumes are decreasing. We cannot predict whether the downturn will worsen or when the market and related economic forces will return the U.S. residential real estate industry to a growth period.

Any of the following could have a material adverse effect on Douglas Elliman Realty's residential business by causing a general decline in the number of home sales and/or prices, which in turn, could adversely affect its revenues and profitability:

- periods of economic slowdown or recession;
- rising interest rates;
- the general availability of mortgage financing, including:
  - the impact of the recent contraction in the subprime and mortgage markets generally; and
  - the effect of more stringent lending standards for home mortgages;
- adverse changes in economic and general business conditions in the New York metropolitan area;
- a decrease in the affordability of homes;
- declining demand for real estate;
- a negative perception of the market for residential real estate;
- commission pressure from brokers who discount their commissions;
- acts of God, such as hurricanes, earthquakes and other natural disasters, or acts or threats of war or terrorism; and/or
- an increase in the cost of homeowners insurance.

All of Douglas Elliman Realty's current operations are located in the New York metropolitan area. Local and regional economic and general business conditions in this market could differ materially from prevailing conditions in other parts of the country. A downturn in the residential real estate market or economic conditions in that region could have a material adverse effect on Douglas Elliman Realty and our investment in that company.

Potential new investments we may make are unidentified and may not succeed.

We currently hold a significant amount of marketable securities and cash not committed to any specific investments. This subjects a security holder to increased risk and uncertainty because a security holder will not be able to evaluate how this cash will be invested and the economic merits of particular investments. There may be substantial delay in locating suitable investment opportunities. In addition, we may lack relevant management experience in the areas in which we may invest. There is a risk that we will fail in targeting, consummating or effectively integrating or managing any of these investments.

We depend on our key personnel.

We depend on the efforts of our executive officers and other key personnel. While we believe that we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our operations.

We are exposed to risks from legislation requiring companies to evaluate their internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to assess, and our independent registered certified public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We completed an evaluation of the effectiveness of our internal control over financial reporting for the fiscal year ended December 31, 2007, and we have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. We expect to continue to incur increased expense and to devote additional management resources to Section 404 compliance. In the event that our chief executive officer, chief financial officer or independent registered certified public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions and our reputation may be adversely affected and the market price of our stock could decline.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell the shares of our common stock when you want or at prices you find attractive.

The trading price of our common stock has ranged between $16.52 and $23.75 per share over the past 52 weeks. We expect that the market price of our common stock will continue to fluctuate.

The market price of our common stock may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:

- actual or anticipated fluctuations in our operating results;
- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
- the operating and stock performance of our competitors;
- announcements by us or our competitors of new products or services or significant contract, acquisitions, strategic partnerships, joint ventures or capital commitments;
- the initiation or outcome of litigation;
- changes in interest rates;
- general economic, market and political conditions;
- additions or departures of key personnel; and
- future sales of our equity or convertible securities.

We cannot predict the extent, if any, to which future sales of shares of common stock or the availability of shares of common stock for future sale, may depress the trading price of our common stock or the value of the debentures.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. These factors, among others, could significantly depress the price of our common stock.

We have many potentially dilutive securities outstanding.

At December 31, 2007, we had outstanding options granted to employees to purchase approximately 8,920,714 shares of our common stock, with a weighted-average exercise price of $9.62 per share, of which options for 8,723,642 shares were exercisable at December 31, 2007. We also have outstanding convertible notes and debentures maturing in November 2011 and June 2026, which are currently convertible into 12,315,488 shares of our common stock. The issuance of these shares will cause dilution which may adversely affect the market price of our common stock. The availability for sale of significant quantities of our common stock could adversely affect the prevailing market price of the stock.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our principal executive offices are located in Miami, Florida. We lease 13,849 square feet of office space from an unaffiliated company in an office building in Miami, which we share with various of our subsidiaries. The lease expires in November 2009.

We lease approximately 18,000 square feet of office space in New York, New York under leases that expire in 2013. Approximately 9,000 square feet of such space has been subleased to third parties for the balance of the term of the lease. New Valley's operating properties are discussed above under the description of New Valley's business.

Liggett's tobacco manufacturing facilities, and several of the distribution and storage facilities, are currently located in or near Mebane, North Carolina. Various of such facilities are owned and others are leased. As of December 31, 2007, the principal properties owned or leased by Liggett are as follows:

Type	Location	Owned or Leased	Approximate Total Square Footage
Storage Facilities	Danville, VA	Owned	578,000
Office and Manufacturing Complex	Mebane, NC	Owned	240,000
Warehouse	Mebane, NC	Owned	60,000
Warehouse	Mebane, NC	Leased	50,000
Warehouse	Mebane, NC	Leased	30,000
Warehouse	Mebane, NC	Leased	2,000
Warehouse	Mebane, NC	Leased	22,000

Liggett Vector Brands leases approximately 20,000 square feet of office space in Morrisville, NC, North Carolina. The lease expires in January 2014.

Liggett's management believes that its property, plant and equipment are well maintained and in good condition and that its existing facilities are sufficient to accommodate a substantial increase in production.

ITEM 3. *LEGAL PROCEEDINGS*

Liggett and other United States cigarette manufacturers have been named as defendants in numerous, direct, third-party and class actions predicated on the theory that they should be liable for damages from adverse health effects alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes.

Reference is made to Note 12 to our consolidated financial statements, which contains a general description of certain legal proceedings to which Liggett, New Valley or their subsidiaries are a party and certain related matters. Reference is also made to Exhibit 99.1, Material Legal Proceedings, incorporated herein, for additional information regarding the pending tobacco-related material legal proceedings to which Liggett is a party. A copy of Exhibit 99.1 will be furnished without charge upon written request to us at our principal executive offices, 100 S.E. Second Street, Miami, Florida 33131, Attn: Investor Relations.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

During the last quarter of 2007, no matter was submitted to stockholders for their vote or approval, through the solicitation of proxies or otherwise.

EXECUTIVE OFFICERS OF THE REGISTRANT

The table below, together with the accompanying text, presents certain information regarding all our current executive officers as of February 29, 2008. Each of the executive officers serves until the election and qualification of such individual's successor or until such individual's death, resignation or removal by the Board of Directors.

Name	Age	Position	Year Individual became an Executive Officer
Bennett S. LeBow	70	Executive Chairman	1990
Howard M. Lorber	59	President and Chief Executive Officer	2001
Richard J. Lampen	54	Executive Vice President	1996
J. Bryant Kirkland III	42	Vice President, Chief Financial Officer and Treasurer	2006
Marc N. Bell	47	Vice President, General Counsel and Secretary	1998
Ronald J. Bernstein	54	President and Chief Executive Officer of Liggett	2000

Bennett S. LeBow has been our Executive Chairman since January 2006. He served as our Chairman and Chief Executive Officer from June 1990 to December 31, 2005 and has been a director of ours since October 1986. Mr. LeBow has served as President and Chief Executive Officer of Vector Tobacco since January 2001 and as a director since October 1999. Mr. LeBow was Chairman of the Board of New Valley from January 1988 to December 2005 and served as its Chief Executive Officer from November 1994 to December 2005.

Howard M. Lorber has been our President and Chief Executive Officer since January 2006. He served as our President and Chief Operating Officer from January 2001 to December 2005 and has served as a director of ours since January 2001. From November 1994 to December 2005, Mr. Lorber served as President and Chief Operating Officer of New Valley, where he also served as a director. Mr. Lorber was Chairman of the Board of Hallman & Lorber Assoc., Inc., consultants and actuaries of qualified pension and profit sharing plans, and various of its affiliates from 1975 to December 2004 and has been a consultant to these entities since January 2005; a stockholder and a registered representative of Aegis Capital Corp., a broker-dealer and a member firm of the National Association of Securities Dealers, since 1984; Chairman of the Board of Directors since 1987 and Chief Executive Officer from November 1993 to December 2006 of Nathan's Famous, Inc., a chain of fast food restaurants; a consultant to us and Liggett from January 1994 to January 2001; a director of United Capital Corp., a real estate investment and diversified manufacturing company, since May 1991; and Chairman of the Board of Ladenburg Thalmann Financial Services from May 2001 to July 2006 and Vice Chairman since July 2006. He is also a trustee of Long Island University.

Richard J. Lampen has served as our Executive Vice President since July 1996. From October 1995 to December 2005, Mr. Lampen served as the Executive Vice President and General Counsel of New Valley, where he also served as a director. Since September 2006, he has served as President and Chief Executive Officer of Ladenburg Thalmann Financial Services. Since November 1998, he has served as President and Chief Executive Officer of CDSI Holdings Inc., an affiliate of New Valley seeking acquisition or investment opportunities. From May 1992 to September 1995, Mr. Lampen was a partner at Steel Hector & Davis, a law firm located in Miami, Florida. From January 1991 to April 1992, Mr. Lampen was a Managing Director at Salomon Brothers Inc, an investment bank, and was an employee at Salomon Brothers Inc from 1986 to April 1992. Mr. Lampen is a director of CDSI Holdings and Ladenburg Thalmann Financial Services. Mr. Lampen has served as a director of a number of other companies, including U.S. Can Corporation, The International Bank of Miami, N.A. and Spec's Music Inc., as well as a court-appointed independent director of Trump Plaza Funding, Inc.

J. Bryant Kirkland III has been our Vice President, Chief Financial Officer and Treasurer since April 2006. Mr. Kirkland has served as a Vice President of ours since January 2001 and served as New Valley's Vice President and Chief Financial Officer from January 1998 to December 2005. He has served since November 1994 in various financial capacities with us and New Valley. Mr. Kirkland has served as Vice President and Chief Financial Officer of CDSI Holdings Inc. since January 1998 and as a director of CDSI Holdings Inc. since November 1998.

Marc N. Bell has been our Vice President since January 1998, our General Counsel and Secretary since May 1994 and the Senior Vice President and General Counsel of Vector Tobacco since April 2002. From November 1994 to December 2005, Mr. Bell served as Associate General Counsel and Secretary of New Valley and from February 1998 to December 2005, as a Vice President of New Valley. Prior to May 1994, Mr. Bell was with the law firm of Zuckerman Spaeder LLP in Miami, Florida and from June 1991 to May 1993, with the law firm of Fischbein • Badillo • Wagner • Harding in New York, New York.

Ronald J. Bernstein has served as President and Chief Executive Officer of Liggett since September 1, 2000 and of Liggett Vector Brands since March 2002 and has been a director of ours since March 2004. From July 1996 to December 1999, Mr. Bernstein served as General Director and, from December 1999 to September 2000, as Chairman of Liggett-Ducat, our former Russian tobacco business sold in 2000. Prior to that time, Mr. Bernstein served in various positions with Liggett commencing in 1991, including Executive Vice President and Chief Financial Officer.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is listed and traded on the New York Stock Exchange under the symbol "VGR". The following table sets forth, for the periods indicated, high and low sale prices for a share of its common stock on the NYSE, as reported by the NYSE, and quarterly cash dividends declared on shares of common stock:

Year	High	Low	Cash Dividends
2007:			
Fourth Quarter	$23.00	$19.85	$.40
Third Quarter	23.75	19.82	.38
Second Quarter	21.82	16.52	.38
First Quarter	18.22	16.17	.38
2006:			
Fourth Quarter	$17.58	$15.05	$.38
Third Quarter	16.73	14.11	.36
Second Quarter	17.31	13.78	.36
First Quarter	17.49	15.55	.36

At February 19, 2008, there were approximately 2,135 holders of record of our common stock.

The declaration of future cash dividends is within the discretion of our Board of Directors and is subject to a variety of contingencies such as market conditions, earnings and our financial condition as well as the availability of cash.

Liggett's revolving credit agreement currently permits Liggett to pay dividends to VGR Holding only if Liggett's borrowing availability exceeds $5 million for the 30 days prior to payment of the dividend, and so long as no event of default has occurred under the agreement, including Liggett's compliance with the covenants in the credit facility, including maintaining minimum levels of EBITDA (as defined) if its borrowing availability is below $20 million and not exceeding maximum levels of capital expenditures (as defined).

Our 11% Senior Secured Notes due 2015 prohibit our payment of cash dividends or distributions on our common stock if at the time of such payment our Consolidated EBITDA (as defined) for the most recently completed four full fiscal quarters is less than $50 million.

We paid 5% stock dividends on September 29, 2005, September 29, 2006 and September 28, 2007 to the holders of our common stock. All information presented in this report is adjusted for the stock dividends.

Performance Graph

The following graph compares the total annual return of the Company's Common Stock, the S&P 500 Index, the S&P MidCap 400 Index and the AMEX Tobacco Index for the five years ended December 31, 2007. The graph assumes that $100 was invested on December 31, 2002 in the Common Stock and each of the indices, and that all cash dividends and distributions were reinvested. Information for the Company's Common Stock includes the value of the March 30, 2005 distribution to the Company's stockholders of shares of Ladenburg Thalmann Financial Services common stock and assumes such stock was held by the stockholders until the end of each year.


Vector Group Ltd.
S&P 500
S&P MidCap
AMEX Tobacco
DOLLARS
400
350
300
250
200
150
100
50
0
12/02
12/03
12/04
12/05
12/06
12/07

	12/02	12/03	12/04	12/05	12/06	12/07
Vector Group Ltd.	100	164	193	243	275	353
S&P 500	100	128	142	149	172	182
S&P MidCap	100	135	157	177	195	211
AMEX Tobacco	100	133	171	191	266	293

Unregistered Sales of Equity Securities and Use of Proceeds

No securities of ours which were not registered under the Securities Act of 1933 have been issued or sold by us during the three months ended December 31, 2007.

Issuer Purchases of Equity Securities

No securities of ours were repurchased by us or our affiliated purchasers during the three months ended December 31, 2007.

ITEM 6. *SELECTED FINANCIAL DATA*

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share amounts)				
Statement of Operations Data:					
Revenues(1)	$555,430	$506,252	$478,427	$498,860	$529,385
Income (loss) from continuing operations	73,803	42,712	42,585	4,462	(16,132)
Income from discontinued operations	—	—	3,034	2,689	522
Extraordinary item	—	—	6,766	—	—
Net income (loss)	73,803	42,712	52,385	7,151	(15,610)
Per basic common share(2):					
Income (loss) from continuing operations	$ 1.16	$ 0.70	$ 0.87	$ 0.09	$ (0.34)
Income from discontinued operations	—	—	$ 0.06	$ 0.06	$ 0.01
Income from extraordinary item	—	—	$ 0.14	—	—
Net income (loss) applicable to common shares	$ 1.16	$ 0.70	$ 1.07	$ 0.15	$ (0.33)
Per diluted common share(2):					
Income (loss) from continuing operations	$ 1.13	$ 0.68	$ 0.82	$ 0.09	$ (0.34)
Income from discontinued operations	—	—	$ 0.06	$ 0.05	$ 0.01
Income from extraordinary items	—	—	$ 0.13	—	—
Net income (loss) applicable to common shares	$ 1.13	$ 0.68	$ 1.01	$ 0.14	$ (0.33)
Cash distributions declared per common share(2)	$ 1.54	$ 1.47	$ 1.40	$ 1.33	$ 1.27
Balance Sheet Data:					
Current assets	$395,626	$303,156	$319,099	$242,124	$314,741
Total assets	785,289	637,462	603,552	535,927	628,212
Current liabilities	109,337	168,786	128,100	119,835	173,086
Notes payable, embedded derivatives, long-term debt and other obligations, less current portion	378,760	198,777	277,613	279,800	299,977
Non-current employee benefits, deferred income taxes, minority interests and other long-term liabilities	196,340	174,922	168,773	225,509	201,624
Stockholders' equity (deficit)	100,852	94,977	29,066	(89,217)	(46,475)

(1) Revenues include federal excise taxes of $176,269, $174,339, $161,753, $175,674 and $195,342, respectively.

(2) Per share computations include the impact of 5% stock dividends on September 28, 2007, September 29, 2006, September 29, 2005, September 29, 2004 and September 29, 2003.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

(Dollars in Thousands, Except Per Share Amounts)

Overview

We are a holding company and are engaged principally in:

- the manufacture and sale of cigarettes in the United States through our subsidiary Liggett Group LLC,
- the development and marketing of the low nicotine and nicotine-free QUEST cigarette products and the development of reduced risk cigarette products through our subsidiary Vector Tobacco Inc., and
- the real estate business through our subsidiary, New Valley LLC, which is seeking to acquire additional operating companies and real estate properties. New Valley owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.

In recent years, we have undertaken a number of initiatives to streamline the cost structure of our tobacco business and improve operating efficiency and long-term earnings. We may consider various additional opportunities to further improve efficiencies and reduce costs. These prior initiatives have involved material restructuring and impairment charges, and any further actions taken are likely to involve material charges as well. Although management may estimate that substantial cost savings will be associated with these restructuring actions, there is a risk that these actions could have a serious negative impact on our tobacco operations and that any estimated increases in profitability cannot be achieved.

In December 2005, we completed an exchange offer and a subsequent short-form merger whereby we acquired the remaining 42.3% of the common shares of New Valley that we did not already own. As a result of these transactions, New Valley became our wholly-owned subsidiary and each outstanding New Valley common share was exchanged for 0.490 shares of our common stock. A total of approximately 5.6 million of our common shares were issued to the New Valley shareholders in the transactions.

All of Liggett's unit sales volume in 2005, 2006 and 2007 was in the discount segment, which Liggett's management believes has been the primary growth segment in the industry for over a decade. The significant discounting of premium cigarettes in recent years has led to brands, such as EVE, that were traditionally considered premium brands to become more appropriately categorized as discount, following list price reductions.

Liggett's cigarettes are produced in approximately 245 combinations of length, style and packaging. Liggett's current brand portfolio includes:

- LIGGETT SELECT — the third largest brand in the deep discount category,
- GRAND PRIX — a rapidly growing brand in the deep discount segment,
- EVE — a leading brand of 120 millimeter cigarettes in the branded discount category,
- PYRAMID — the industry's first deep discount product with a brand identity, and
- USA and various Partner Brands and private label brands.

In 1999, Liggett introduced LIGGETT SELECT, one of the leading brands in the deep discount category. LIGGETT SELECT is now the largest seller in Liggett's family of brands, comprising 32.9% of Liggett's unit volume in 2007, 37.5% in 2006 and 44.6% in 2005. In September 2005, Liggett repositioned GRAND PRIX to distributors and retailers nationwide. GRAND PRIX is marketed as the "lowest price fighter" to specifically compete with brands which are priced at the lowest level of the deep discount segment.

Under the Master Settlement Agreement reached in November 1998 with 46 states and various territories, the three largest cigarette manufacturers must make settlement payments to the states and territories based on how many cigarettes they sell annually. Liggett, however, is not required to make any payments unless its market share exceeds approximately 1.65% of the U.S. cigarette market. Additionally, Vector Tobacco has no payment obligation unless its market share exceeds approximately 0.28% of the U.S. market. Liggett's and Vector Tobacco's payments under the Master Settlement Agreement are based on each company's incremental market share above the minimum threshold applicable to such company. We believe that Liggett has gained a sustainable cost advantage over its competitors as a result of the settlement.

The discount segment is a challenging marketplace, with consumers having less brand loyalty and placing greater emphasis on price. Liggett's competition is now divided into two segments. The first segment is made up of the three largest manufacturers of cigarettes in the United States, Philip Morris USA Inc., Reynolds America Inc. (following the combination of RJR Tobacco and Brown & Williamson's United States tobacco business in July 2004), and Lorillard Tobacco Company as well as the fourth largest, Commonwealth Brands, Inc. (which Imperial Tobacco PLC acquired in 2007). The three largest manufacturers, while primarily premium cigarette based companies, also produce and sell discount cigarettes. The second segment of competition is comprised of a group of smaller manufacturers and importers, most of which sell lower quality, deep discount cigarettes.

In January 2003, Vector Tobacco introduced QUEST, its brand of low nicotine and nicotine-free cigarette products. QUEST brand cigarettes are currently marketed solely to permit adult smokers, who wish to continue smoking, to gradually reduce their intake of nicotine. The products are not labeled or advertised for smoking cessation or as a safer form of smoking.

In March 2006, Vector Tobacco concluded a randomized, multi-center phase II clinical trial to further evaluate QUEST technology as an effective alternative to conventional smoking cessation aids. In July 2006, we participated in an end-of-phase II meeting with the Food and Drug Administration ("FDA") where we received significant guidance and feedback from the agency with regard to further development of the QUEST technology.

In November 2006, our Board of Directors determined to discontinue the genetics operation of our subsidiary, Vector Research Ltd., and, not to pursue, at that time, FDA approval of QUEST as a smoking cessation aid, due to the projected significant additional time and expense involved in seeking such approval. In connection with this decision, we eliminated 12 full-time positions effective December 31, 2006.

As a result of these actions, we are realizing annual cost savings in excess of $4,000, beginning in 2007. We recognized pre-tax restructuring and inventory impairment charges of approximately $2,664, primarily during the fourth quarter of 2006. The restructuring charges include approximately $484 relating to employee severance and benefit costs, $338 for contract termination and other associated costs, approximately $952 for asset impairment and $890 in inventory write-offs. Approximately $1,840 of these charges represented non-cash items.

Recent Developments

Issuance of 11% Senior Secured Notes. In August 2007, we sold $165,000 principal amount of our 11% Senior Secured Notes due August 15, 2015 in a private offering to qualified institutional investors in accordance with Rule 144A under the Securities Act. We intend to use the net proceeds of the issuance for general corporate purposes which may include working capital requirements, the financing of capital expenditures, future acquisitions, the repayment or refinancing of outstanding indebtedness, payment of dividends and distributions and the repurchase of all or any part of our outstanding convertible notes.

LTS Debt Exchange Agreement. In February 2007, Ladenburg Thalmann Financial Services Inc. ("LTS") entered into a Debt Exchange Agreement with New Valley, the holder of $5,000 principal amount of its promissory notes due March 31, 2007. Pursuant to the Exchange Agreement, New Valley agreed to exchange the principal amount of its notes for LTS common stock at an exchange price of $1.80 per share, representing the average closing price of the LTS common stock for the 30 prior trading days ending on the date of the Exchange Agreement.

The debt exchange was consummated on June 29, 2007 following approval by the LTS shareholders at its annual meeting of shareholders. At the closing, the $5,000 principal amount of notes was exchanged for 2,777,778 shares of LTS's common stock and accrued interest on the notes of approximately $1,730 was paid in cash. In connection with the debt exchange, we recorded a gain in the second quarter of 2007 of $8,121, which consisted of the fair value of the 2,777,778 shares of LTS common stock at June 29, 2007 (the transaction date) and interest received in connection with the exchange.

As a result of the debt exchange, New Valley's ownership of LTS's common stock increased to 13,888,889 shares or approximately 8.6% of the outstanding LTS shares.

NASA Settlement. In 1994, New Valley commenced an action against the United States government seeking damages for breach of a launch services agreement covering the launch of one of the Westar satellites owned by New Valley's former Western Union satellite business. In March 2007, the parties entered into a Stipulation for Entry of Judgment to settle New Valley's claims and, pursuant to the settlement, $20,000 was paid in May 2007. In the first quarter of 2007, we recognized a pre-tax gain of $19,590, which consisted of other non-operating income of $20,000 and $410 of selling, general and administrative expenses, in connection with the settlement.

Proposed and enacted excise tax increases. Congress is considering proposals to increase the federal excise tax by as much as $0.61 per pack. Eleven states enacted increases to state excise taxes in 2007. Further increases in states excise taxes are expected in 2008.

Tobacco Settlement Agreements. In October 2004, the independent auditor under the Master Settlement Agreement notified Liggett and all other Participating Manufacturers that their payment obligations under the Master Settlement Agreement, dating from the agreement's execution in late 1998, had been recalculated using "net" unit amounts, rather than "gross" unit amounts (which had been used since 1999 to calculate market share and the allocation of the base amount of payments under the Master Settlement Agreement). The change in the method of calculation could, among other things, require additional Master Settlement Agreement payments by Liggett of approximately $14,200, plus interest, for 2001 through 2006, require an additional payment of approximately $3,300 for 2007 and require additional amounts in future periods because the proposed change from "gross" to "net" units would serve to lower Liggett's market share exemption under the Master Settlement Agreement. Liggett has objected to this retroactive change and has disputed the change in methodology. No amounts have been accrued or expensed in our consolidated financial statements for any potential liability relating to the "gross" versus "net" dispute.

In 2005, the independent auditor under the Master Settlement Agreement calculated that Liggett owed $28,668 for its 2004 sales. Liggett paid $11,678 and disputed the balance, as permitted by the Master Settlement Agreement. Liggett subsequently paid $9,304 of the disputed amount, although Liggett continues to dispute that this amount is owed. This $9,304 relates to an adjustment to its 2003 payment obligation claimed by Liggett for the market share loss to non-participating manufacturers, which is known as the "NPM Adjustment." At December 31, 2007, included in "Other assets" on our consolidated balance sheet was a receivable of $6,513 relating to such amount. The remaining balance in dispute of $7,686 is comprised of $5,318 claimed for a 2004 NPM Adjustment and $2,368 relating to the independent auditor's retroactive change from "gross" to "net" units in calculating Master Settlement Agreement payments, which Liggett contends is improper, as discussed above. From its April 2006 payment, Liggett and Vector Tobacco withheld approximately $1,600 claimed for the 2005 NPM Adjustment and $2,612 relating to the retroactive change from "gross" to "net" units. Liggett and Vector Tobacco withheld approximately $4,200 from their April 2007 payments related to the 2006 NPM Adjustment and approximately $3,000 relating to the retroactive change from "gross" to "net" units.

The following amounts have not been expensed in our consolidated financial statements as they relate to Liggett's and Vector Tobacco's claim for an NPM Adjustment: $6,513 for 2003, $3,789 for 2004 and $800 for 2005.

In March 2006, an economic consulting firm selected pursuant to the Master Settlement Agreement rendered its final and non-appealable decision that the Master Settlement Agreement was a "significant factor contributing to" the loss of market share of Participating Manufacturers for 2003. The economic consulting firm rendered the same decision with respect to 2004 and 2005. As a result, the manufacturers are entitled to potential NPM Adjustments to their 2003, 2004 and 2005 Master Settlement Agreement payments. A Settling State that has diligently enforced its qualifying escrow statute in the year in question may be able to avoid application of the NPM Adjustment to the payments made by the manufacturers for the benefit of that state or territory.

Since April 2006, notwithstanding provisions in the Master Settlement Agreement requiring arbitration, litigation has been commenced in 49 Settling States and territories over the issue of whether the application of the NPM Adjustment for 2003 is to be determined through litigation or arbitration. These actions relate to the potential NPM Adjustment for 2003, which the independent auditor under the Master Settlement Agreement previously determined to be as much as $1,200,000 for all Participating Manufacturers. To date, 47 of 48 courts that have decided the issue have ruled that the 2003 NPM Adjustment dispute is arbitrable and 34 of these decisions are final. In Louisiana, Participating Manufacturers have appealed the court's decision that the dispute was not arbitrable. There can be no assurance that Liggett or Vector Tobacco will receive any adjustment as a result of these proceedings.

In 2003, in order to resolve any potential issues with Minnesota as to Liggett's ongoing economic settlement obligations, Liggett negotiated a $100 a year payment to Minnesota, to be paid any year cigarettes manufactured by Liggett are sold in that state. In 2004, the Attorneys General for each of Florida, Mississippi and Texas advised Liggett that they believed that Liggett has failed to make all required payments under the respective settlement agreements with these states for the period 1998 through 2003 and that additional payments may be due for 2004 and subsequent years. Liggett believes these allegations are without merit, based, among other things, on the language of the most favored nation provisions of the settlement agreements. In December 2004, Florida offered to settle all amounts allegedly owed by Liggett for the period through 2003 for the sum of $13,500. In November 2004, Mississippi offered to settle all amounts allegedly owed by Liggett for the period through 2003 for the sum of $6,500. In 2005, Liggett was served with a 60 day notice to cure alleged defaults by each of Florida and Mississippi. No specific monetary demand has been made by Texas.

Except for $2,500 accrued as of December 31, 2007, in connection with the foregoing matters, no other amounts have been accrued in the accompanying consolidated financial statements for any additional amounts that may be payable by Liggett under the settlement agreements with Florida, Mississippi and Texas. There can be no assurance that Liggett will resolve these matters and that Liggett will not be required to make additional material payments, which payments could adversely affect our consolidated financial position, results of operations or cash flows.

Real Estate Activities. New Valley accounts for its 50% interests in Douglas Elliman Realty LLC, Koa Investors LLC and 16th & K Holdings LLC on the equity method. Prior to the fourth quarter of 2007, New Valley accounted for its interest in Ceebraid Acquisition Corporation, on the equity method. Douglas Elliman Realty operates the largest residential brokerage company in the New York metropolitan area. Koa Investors LLC owns the Sheraton Keauhou Bay Resort & Spa in Kailua-Kona, Hawaii. Following a major renovation, the property reopened in the fourth quarter 2004 as a four star resort with 521 rooms. In August 2005, 16th & K Holdings LLC acquired the St. Regis Hotel, a 193 room luxury hotel in Washington, D.C., for $47,000. The St. Regis Hotel, which was temporarily closed for an extensive renovation on August 31, 2006, reopened in January 2008. 16th & K Holdings LLC capitalized all costs other than management fees related to the renovation of the property during the renovation phase. Ceebraid owns the Holiday Isle Resort in Islamorada, Florida.

Potential Sale of St. Regis Hotel. In 2007, 16th and K Holdings LLC entered into certain agreements to sell 90% of the St. Regis Hotel. In October 2007, 16th K Holdings entered into an agreement to sell certain tax credits associated with the hotel. The transactions are subject to customary closing conditions. If the transactions are consummated, in addition to retaining a 2.5% interest, net of incentives, in the St. Regis Hotel, New Valley anticipates it would receive approximately $18,000 in connection with the closing of the sale of the hotel and approximately an additional $4,000 in various installments between 2008 and 2012 from the tax credits.

Recent Developments in Tobacco-Related Litigation

The cigarette industry continues to be challenged on numerous fronts. New cases continue to be commenced against Liggett and other cigarette manufacturers. As of February 22, 2008, there were approximately 1,700 individual suits (excluding approximately 100 individual cases pending in West Virginia state court as part of a consolidated action; Liggett has been severed from the trial of the consolidated action), 11 purported class actions and four governmental and other third-party payor health care reimbursement actions pending in the United States in which Liggett or us, or both, were named as a defendant.

A civil lawsuit was filed by the United States federal government seeking disgorgement of approximately $289,000,000 from various cigarette manufacturers, including Liggett. In August 2006, the trial court entered a Final Judgment and Remedial Order against each of the cigarette manufacturing defendants, except Liggett. The Final Judgment, among other things, ordered the following relief against the non-Liggett defendants: (i) the defendants are enjoined from committing any act of racketeering concerning the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States; (ii) the defendants are enjoined from making any material false, misleading, or deceptive statement or representation concerning cigarettes that persuades people to purchase cigarettes; (iii) the defendants are permanently enjoined from utilizing "lights", "low tar", "ultra lights", "mild", or "natural" descriptors, or conveying any other express or implied health messages in connection with the marketing or sale of cigarettes as of January 1, 2007; (iv) the defendants must make corrective statements on their websites, and in television and print media advertisements; (v) the defendants must maintain internet document websites until 2016 with access to smoking and health related documents; (vi) the defendants must disclose all disaggregated marketing data to the government on a confidential basis; (vii) the defendants are not permitted to sell or otherwise transfer any of their cigarette brands, product formulas or businesses to any person or entity for domestic use without a court order, and unless the acquiring person or entity will be bound by the terms of the Final Judgment; and (viii) the defendants must pay the appropriate costs of the government in prosecuting the action, in an amount to be determined by the trial court.

No monetary damages were awarded other than the government's costs. In October 2006, the United States Court of Appeals for the District of Columbia stayed the Final Judgment pending appeal. The defendants filed amended notices of appeal in March 2007. The government acknowledged in its appellate brief that it was not appealing the district court's decision to award no remedy against Liggett. Therefore, although this case has been concluded as to Liggett, it is unclear what impact, if any, the Final Judgment will have on the cigarette industry as a whole. To the extent that the Final Judgment leads to a decline in industry-wide shipments of cigarettes in the United States or otherwise imposes regulations which adversely affect the industry, Liggett's sales volume, operating income and cash flows could be materially adversely affected.

Class action suits have been filed in a number of states against individual cigarette manufacturers, alleging, among other things, that the use of the terms "light" and "ultralight" constitutes unfair and deceptive trade practices. One such suit (*Schwab v. Philip Morris*), pending in federal court in New York since 2004, seeks to create a nationwide class of "light" cigarette smokers and includes Liggett as a defendant. The action asserts claims under the Racketeer Influenced and Corrupt Organizations Act (RICO). The proposed class is seeking as much as $200,000,000 in damages, which could be trebled under RICO. In November 2005, the court ruled that the plaintiffs would be permitted to calculate damages on an aggregate basis and use "fluid recovery" theories to allocate them among class members, if the class is certified,. Fluid recovery would permit potential damages to be paid out in ways other than merely giving cash directly to plaintiffs, such as establishing a pool of money that could be used for public purposes. In September 2006, the court granted plaintiffs' motion for class certification. In November 2006, the United States Court of Appeals for the Second Circuit granted the defendants' motions to stay the district court proceedings and for review of the class certification ruling. Oral argument was held in July 2007 and the parties are awaiting a decision. Liggett is a defendant in the *Schwab* case.

There are currently three individual tobacco-related actions pending where Liggett is the only tobacco company defendant. In April 2004, in one of these cases, a jury in a Florida state court action awarded compensatory damages of $540 against Liggett. In addition, plaintiff's counsel was awarded legal fees of $752. Liggett has appealed both the verdict and the legal fees award. In October 2007, the Fourth District Court of Appeals affirmed the compensatory award. Liggett filed a motion for rehearing and/or certification which is currently pending before the appellate court. In March 2005, in another case in Florida state court in which Liggett is the only defendant, the court granted Liggett's motion for summary judgment. The plaintiff appealed and, in June 2006, a Florida intermediate appellate court reversed the trial court's decision and remanded the case back to the trial court. The court granted leave to plaintiff to add a claim for punitive damages. Trial commenced on February 19, 2008 and on February 22, 2008 the court declared a mistrial.

In May 2003, Florida's Third District Court of Appeal reversed a $790,000 punitive damages award against Liggett and decertified the *Engle* smoking and health class action. In July 2006, the Florida Supreme Court affirmed in part and reversed in part the May 2003 intermediate appellate court decision. Among other things, the Florida Supreme Court affirmed the decision vacating the punitive damages award and held that the claim should be decertified prospectively, but preserved several of the Phase I findings (including that: (i) smoking causes lung cancer, among other diseases; (ii) nicotine in cigarettes is addictive; (iii) defendants placed cigarettes on the market that were defective and unreasonably dangerous; (iv) the defendants concealed material information; (v) all defendants sold or supplied cigarettes that were defective; and (vi) all defendants were negligent) and allowed plaintiffs to proceed to trial on individual liability issues (using the above findings) and compensatory and punitive damage issues, provided they commence their individual lawsuits within one year of the date the court's decision became final on January 11, 2007, the date of the court's mandate. In December 2006, the Florida Supreme Court added the finding that defendants sold or supplied cigarettes that, at the time of sale or supply, did not conform to the representations made by defendants. Class counsel filed motions for attorneys' fees and costs, which motions are pending. In May 2007, the defendants, including Liggett, filed a petition for writ of certiorari with the United States Supreme Court. The petition was denied in September 2007. In October 2007, defendants filed a petition for rehearing before the United States Supreme Court which was denied in November 2007. As of February 22, 2008, there were approximately 1,600 *Engle* progeny cases filed and served, in state and federal courts in Florida, where either Liggett (and other cigarette manufacturers) or us, or both, were named as defendants. These cases include approximately 3,500 plaintiffs. Plaintiffs have 120 days from the filing date to serve their complaints, so the total number of *Engle* progeny cases may increase substantially. In June 2002, the jury in *Lukacs v. R. J. Reynolds Tobacco Company*, an individual case brought under the third phase of the *Engle* case, awarded $37,500 (subsequently reduced by the court to $24,860) of compensatory damages against Liggett and two other cigarette manufacturers and found Liggett 50% responsible for the damages. The plaintiff has recently moved for the trial court to enter final judgment in this matter and to tax costs and attorneys' fees and schedule trial on the punitive damages claims. Liggett may be required to bond the amount of the judgment against it to perfect its appeal. It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the *Engle* case. Liggett may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so. We cannot predict the cash requirements related to any future settlements and judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met.

In recent years, there have been a number of proposed restrictive regulatory actions from various federal administrative bodies, including the United States Environmental Protection Agency and the FDA. There have also been adverse political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, including the commencement and certification of class actions and the commencement of third-party payor actions. Recently, legislation was reintroduced in Congress providing for the regulation of cigarettes by the FDA. These developments generally receive widespread media attention. We are not able to evaluate the effect of these developing matters on pending litigation or the possible commencement of additional litigation, but our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any tobacco-related litigation.

Critical Accounting Policies

General. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include restructuring and impairment charges, inventory valuation, deferred tax assets, allowance for doubtful accounts, promotional accruals, sales returns and allowances, actuarial assumptions of pension plans, the estimated fair value of embedded derivative liabilities, the tobacco quota buyout, settlement accruals and litigation and defense costs. Actual results could differ from those estimates.

On January 1, 2007 we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)". During the fourth quarter of 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". SFAS 123(R), "Share-Based Payment", and Emerging Issues Task Force ("EITF") Issue No. 05-8, "Income Tax Effects of Issuing Convertible Debt with a Beneficial Conversion Feature" were adopted on January 1, 2006. There were no other accounting policies adopted during 2007, 2006 and 2005 that had a material effect on our financial condition or results of operations. Refer to Note 1(w) of our consolidated financial statements for a discussion of our significant accounting policies.

Revenue Recognition. Revenues from sales of cigarettes are recognized upon the shipment of finished goods when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sale price is determinable and collectibility is reasonably assured. We provide an allowance for expected sales returns, net of any related inventory cost recoveries. In accordance with EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)", our accounting policy is to include federal excise taxes in revenues and cost of goods sold. Such revenues and cost of sales totaled $176,269, $174,339 and $161,753 for the years ended December 31, 2007, 2006 and 2005, respectively. Since our primary line of business is tobacco, our financial position and our results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes in the near term.

Marketing Costs. We record marketing costs as an expense in the period to which such costs relate. We do not defer the recognition of any amounts on our consolidated balance sheets with respect to marketing costs. We expense advertising costs as incurred, which is the period in which the related advertisement initially appears. We record consumer incentive and trade promotion costs as a reduction in revenue in the period in which these programs are offered, based on estimates of utilization and redemption rates that are developed from historical information.

Restructuring and Asset Impairment Charges. We have recorded charges related to employee severance and benefits, asset impairments, contract termination and other associated exit costs during 2003, 2004 and 2006. The calculation of severance pay requires management to identify employees to be terminated and the timing of their severance from employment. The calculation of benefits charges requires actuarial assumptions including determination of discount rates. As discussed further below, the asset impairments were recorded in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which requires management to estimate the fair value of assets to be disposed of. On January 1, 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Charges related to restructuring activities initiated after this date were recorded when incurred. Prior to this date, charges were recorded at the date of an entity's commitment to an exit plan in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". These restructuring charges are based on management's best estimate at the time of restructuring. The status of the restructuring activities is reviewed on a quarterly basis and any adjustments to the reserve, which could differ materially from previous estimates, are recorded as an adjustment to operating income.

Contingencies. We record Liggett's product liability legal expenses and other litigation costs as operating, selling, general and administrative expenses as those costs are incurred. As discussed in Note 12 to our consolidated financial statements and above under the heading "Recent Developments in Tobacco-Related Litigation", legal proceedings are pending or threatened in various jurisdictions against Liggett. A large number of individual product liability cases have been filed in state and federal courts in Florida as a result of the Florida Supreme Court's decision in the *Engle* case. Management is unable to make a reasonable estimate with respect to the amount or range of loss that could result from an unfavorable outcome of pending tobacco-related litigation or the costs of defending such cases, and we have not provided any amounts in our consolidated financial statements for unfavorable outcomes, if any. You should not infer from the absence of any such reserve in our consolidated financial statements that Liggett will not be subject to significant tobacco-related liabilities in the future. Litigation is subject to many uncertainties, and it is possible that our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.

Settlement Agreements. As discussed in Note 12 to our consolidated financial statements, Liggett and Vector Tobacco are participants in the Master Settlement Agreement, the 1998 agreement to settle governmental healthcare cost recovery actions brought by various states. Liggett and Vector Tobacco have no payment obligations under the Master Settlement Agreement except to the extent their market shares exceed approximately 1.65% and 0.28%, respectively, of total cigarettes sold in the United States. Their obligations, and the related expense charges under the Master Settlement Agreement, are subject to adjustments based upon, among other things, the volume of cigarettes sold by Liggett and Vector Tobacco, their relative market shares and inflation. Since relative market shares are based on cigarette shipments, the best estimate of the allocation of charges under the Master Settlement Agreement is recorded in cost of goods sold as the products are shipped. Settlement expenses under the Master Settlement Agreement recorded in the accompanying consolidated statements of operations were $48,755 for 2007,

$32,635 for 2006 and $14,924 for 2005. Adjustments to these estimates are recorded in the period that the change becomes probable and the amount can be reasonably estimated.

Derivatives; Beneficial Conversion Feature. We measure all derivatives, including certain derivatives embedded in other contracts, at fair value and recognize them in the consolidated balance sheet as an asset or a liability, depending on our rights and obligations under the applicable derivative contract. In 2004, 2005 and 2006, we issued variable interest senior convertible debt in a series of private placements where a portion of the total interest payable on the debt is computed by reference to the cash dividends paid on our common stock. This portion of the interest payment is considered an embedded derivative within the convertible debt, which we are required to separately value. As a result, we have bifurcated this embedded derivative and, based on a valuation by a third party, estimated the fair value of the embedded derivative liability. The resulting discount created by allocating a portion of the issuance proceeds to the embedded derivative is then amortized to interest expense over the term of the debt using the effective interest method.

At December 31, 2007 and 2006, the fair value of derivative liabilities was estimated at $101,582 and $95,473, respectively. Changes to the fair value of these embedded derivatives are reflected on our consolidated statements of operations as "Changes in fair value of derivatives embedded within convertible debt." The value of the embedded derivative is contingent on changes in interest rates of debt instruments maturing over the duration of the convertible debt as well as projections of future cash and stock dividends over the term of the debt. We recognized a loss of $6,109 in 2007 and gains of $112 and $3,082 in 2006 and 2005, respectively, due to changes in the fair value of the embedded derivative, which were reported as "Changes in fair value of derivatives embedded within convertible debt".

After giving effect to the recording of embedded derivative liabilities as a discount to the convertible debt, our common stock had a fair value at the issuance date of the notes in excess of the conversion price, resulting in a beneficial conversion feature. The intrinsic value of the beneficial conversion feature was recorded as additional paid-in capital and as a discount on the debt. The discount is then amortized to interest expense over the term of the debt using the effective interest rate method.

We recognized non-cash interest expense of $3,768, $3,470 and $2,063 for the years ended December 31, 2007, 2006 and 2005, respectively, due to the amortization of the debt discount attributable to the embedded derivatives and $1,868, $1,818 and $1,139 in 2007, 2006 and 2005, respectively, due to the amortization of the debt discount attributable to the beneficial conversion feature.

Inventories. Tobacco inventories are stated at lower of cost or market and are determined primarily by the last-in, first-out (LIFO) method at Liggett and the first-in, first-out (FIFO) method at Vector Tobacco. Although portions of leaf tobacco inventories may not be used or sold within one year because of time required for aging, they are included in current assets, which is common practice in the industry. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions.

Stock-Based Compensation. In January 2006, we adopted SFAS No. 123(R), "Share-Based Payment", under which share-based transactions are accounted for using a fair value-based method to recognize non-cash compensation expense. Prior to adoption, our stock-based compensation plans were accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" with the intrinsic value-based method permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123." We adopted SFAS No. 123(R) using the modified prospective method. Under the modified prospective method, we recognize compensation expense for all share-based payments granted after January 1, 2006 and prior to, but not yet vested as of January 1, 2006 in accordance with SFAS No. 123(R). Under the fair value recognition provisions of SFAS No. 123(R), we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight line basis over the requisite service period of the award. Upon adoption, there was no cumulative adjustment for the impact of the change in accounting principles because the assumed forfeiture rate did not differ significantly from prior periods. We recognized compensation expense of $197 and $470 for the year ended December 2007 and 2006, respectively, as a result of adopting SFAS No. 123(R). In addition, effective January 1, 2006, as a result of the adoption of SFAS No. 123(R), payments of dividend equivalent rights on the unexercised portion of stock options are accounted for as reductions in additional paid-in capital on our consolidated balance sheet ($6,475 and $6,186 for the years ended December 31, 2007 and 2006, respectively). Prior to January 1, 2006, in accordance with APB Opinion No. 25, we accounted for these dividend equivalent rights as additional compensation expense ($6,178, net of taxes, for the year ended December 31, 2005). As of December 31, 2007, there was $441 of total unrecognized cost related to employee stock options. See Note 11 to our consolidated financial statements for a discussion of the adoption of this standard.

Employee Benefit Plans. The determination of our net pension and other postretirement benefit income or expense is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. We determine discount rates by using a quantitative analysis that considers the prevailing prices of investment grade bonds and the anticipated cash flow from our two qualified defined benefit plans and our postretirement medical and life insurance plans. These analyses construct a hypothetical bond portfolio whose cash flow from coupons and maturities match the annual projected cash flows from our pension and retiree health plans. As of September 30, 2007, our benefit obligations and service cost were computed assuming a discount rate of 6.25% and 5.85%, respectively. In determining our expected rate of return on plan assets we consider input from our external advisors and historical returns based on the expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. Our actual 10-year annual rate of return on our pension plan assets was 6.7%, 8.2% and 8.3% for the years ended December 31, 2007, 2006 and 2005, respectively. In computing expense for the year ended December 31, 2008, we will use an assumption of a 7.5% annual rate of return on our pension plan assets. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized income or expense in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our future net pension and other postretirement benefit income or expense.

Net pension expense for defined benefit pension plans and other postretirement benefit expense aggregated approximately $3,885 for 2007, and we currently anticipate such expense will be approximately $3,450 for 2008. In contrast, our funding obligations under the pension plans are governed by the Employee Retirement Income Security Act ("ERISA"). To comply with ERISA's minimum funding requirements, we do not currently anticipate that we will be required to make any funding to the pension plans for the pension plan year beginning on January 1, 2008 and ending on December 31, 2008. Any additional funding obligation that we may have for subsequent years is contingent on several factors and is not reasonably estimable at this time.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)". SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of their benefit plans as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income. The funded status is measured as the difference between the fair value of the plan's assets and its benefit obligation. In addition, SFAS No. 158 requires an employer to measure benefit plan assets and obligations that determine the funded status of a plan as of the end of its fiscal year. We presently measure the funded status of its plans at September 30 and the new measurement date requirements become effective for us on December 31, 2008. The prospective requirement to recognize the funded status of a benefit plan and to provide the required disclosures became effective for us on December 31, 2006.

Income Taxes. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time and, as a result, changes in our subjective assumptions and judgments may materially affect amounts recognized in our consolidated financial statements. See Note 10 to our consolidated financial statements for additional information regarding our adoption of FIN 48 on January 1, 2007 and our uncertain tax positions.

Results of Operations

The following discussion provides an assessment of our results of operations, capital resources and liquidity and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. The consolidated financial statements include the accounts of VGR Holding, Liggett, Vector Tobacco, Liggett Vector Brands, New Valley and other less significant subsidiaries.

For purposes of this discussion and other consolidated financial reporting, our significant business segments for the three years ended December 31, 2007 were Liggett and Vector Tobacco. The Liggett segment consists of the manufacture and sale of conventional cigarettes and, for segment reporting purposes, includes the operations of The Medallion Company, Inc. acquired on April 1, 2002 (which operations are held for legal purposes as part of Vector Tobacco). The Vector Tobacco segment includes the development and marketing of the low nicotine and nicotine-free cigarette products as well as the development of reduced risk cigarette products and, for segment reporting purposes, excludes the operations of Medallion.

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in Thousands)		
Revenues:			
Liggett	$551,687	$499,468	$468,652
Vector Tobacco	3,743	6,784	9,775
Total revenues	$555,430	$506,252	$478,427
Operating income (loss):			
Liggett	$159,347	$140,508(1)	$143,361(2)
Vector Tobacco	(9,896)	(13,971)(1)	(14,992)(2)
Total tobacco	149,451	126,537	128,369
Corporate and other	(23,947)	(25,508)	(39,258)
Total operating income	$125,504	$101,029(1)	$ 89,111(2)

(1) Includes a gain on sale of assets at Liggett of $2,217 in 2006 and a loss on sale of assets of $7 at Vector Tobacco, restructuring charges of $2,664 at Vector Tobacco and a reversal of restructuring charges of $116 at Liggett.

(2) Includes a special federal quota stock liquidation assessment under the federal tobacco buyout legislation of $5,219 in 2005 ($5,150 at Liggett and $69 at Vector Tobacco), gain on sale of assets at Liggett of $12,748 in 2005 and a reversal of restructuring charges of $114 at Liggett and $13 at Vector Tobacco in 2005.

2007 Compared to 2006

Revenues. Total revenues were $555,430 for the year ended December 31, 2007 compared to $506,252 for the year ended December 31, 2006. This $49,178 (9.7%) increase in revenues was due to a $52,219 (10.5%) increase in revenues at Liggett offset by a decrease of $3,041 (44.8%) in revenues at Vector Tobacco.

Tobacco Revenues. In September 2006, Liggett generally reduced its promotional pricing on LIGGETT SELECT and EVE by $1.00 per carton and increased the list price of Grand Prix by $1.00 per carton. In April 2007, Liggett increased the list price of Grand Prix by an additional $1.00 per carton. In September 2007, Liggett increased the list price of LIGGETT SELECT, EVE and Grand Prix by an additional $0.70 per carton. These price increases contributed to the increase in Liggett's revenues.

All of Liggett's sales for 2007 and 2006 were in the discount category. For the year ended December 31, 2007, net sales at Liggett totaled $551,687 compared to $499,468 for 2006. Revenues increased by 10.5% ($52,219) due to a 1.8% increase in unit sales volume (approximately 161.5 million units) accounting for $9,127 in favorable volume variance and a $56,604 increase in favorable pricing and decreased promotional spending partially offset by $13,512 in unfavorable sales mix. Net revenues of the LIGGETT SELECT brand decreased $6,913 for the year ended December 31, 2007 compared to the same period in 2006, and its unit volume decreased 10.9% in the 2007 period compared to 2006. Net revenues of the GRAND PRIX brand increased $67,376 in 2007 compared to the prior year period and its unit volume increased by 53.1% in 2007 compared to 2006.

Revenues at Vector Tobacco were $3,743 for the year ended December 31, 2007 compared to $6,784 for the year ended December 31, 2006 due to decreased sales volume. Vector Tobacco's revenues in both periods related primarily to sales of QUEST.

Tobacco Gross Profit. Tobacco gross profit was $218,351 for the year ended December 31, 2007 compared to $191,089 for the year ended December 31, 2006. This represented an increase of $27,262 (14.3%) when compared to the prior year, due primarily to higher volume and decreased promotional spending partially offset by higher Master Settlement Agreement expense. Liggett's brands contributed 99.5% of the tobacco gross profit and Vector Tobacco's brands contributed 0.5% for the year ended December 31, 2007. In 2006, Liggett's brands contributed 99.8% to tobacco gross profit and Vector Tobacco's brands contributed 0.2%.

In recent years, industry shipment volume has declined at an annual rate of approximately 2.5%. Industry shipment volume is a major component of Liggett's expense under the Master Settlement Agreement because Liggett is exempt from payments under the Master Settlement Agreement unless its market share exceeds approximately 1.65% and Vector Tobacco's market share exceeds 0.28% of the U.S. cigarette market. In 2006, industry shipment volume remained flat compared to shipment volume for 2005 due to increased industry inventory levels, which we believe occurred because in anticipation of an increase in the Master Settlement Agreement rates in 2007. As a result, our expense under the Master Settlement Agreement decreased by approximately $2,000 in 2006 as compared to the normal annual decline in industry volume.

Liggett's gross profit of $217,292 for the year ended December 31, 2007 increased $26,537 from gross profit of $190,755 for the year ended December 31, 2006. As a percent of revenues (excluding federal excise taxes), gross profit at Liggett decreased to 57.8% in 2007 compared to 58.4% in 2006. This decrease in Liggett's gross profit percentage in the 2007 period was attributable to higher Master Settlement Agreement expenses in 2007 due to increased units exceeding Liggett's market share exemption.

Vector Tobacco's gross profit was $1,059 for the year ended December 31, 2007 compared to gross profit of $334 for the same period in 2006. The increase was due primarily to the absence of $1,099 of non-cash restructuring charges in 2007 offset by reduced sales volume.

Expenses. Operating, selling, general and administrative expenses were $92,967 for the year ended December 31, 2007 compared to $90,833 in 2006, an increase of $2,134, or 2.3%. Expenses at Liggett were $57,996 for the year ended December 31, 2007 compared to $52,580 in 2006, an increase of $5,416 or 10.3%. The increase in expense at Liggett in 2007 was due primarily to increased product liability legal expenses and other litigation costs and compensation accruals in 2007. Liggett's product liability legal expenses and other litigation costs were $7,800 in 2007 compared to $4,465 in 2006. Expenses at Vector Tobacco for the year ended December 31, 2007 were $11,024 compared to expenses of $12,745 for the year ended December 31, 2006 primarily due to reduced employee and related expenses. Expenses at corporate for the year ended December 31, 2007 were $23,947 compared to $25,508 in 2006, with the primary reduction in expenses resulting primarily from the recovery of insurance coverage relating to settlement costs and expenses associated with previous stockholder litigation. In August 2007, New Valley received a favorable arbitral award in connection with a dispute with its insurer over reimbursement of legal fees paid in a previously resolved stockholders' derivative claim. New Valley and its insurer agreed to resolve this claim, and certain other claims, for the payment to New Valley of $2,788. This settlement resulted in the recognition of a gain in 2007 of approximately $2,400, net of legal fees, which has been recorded as a reduction in operating, selling, administrative and general expenses.

For the year ended December 31, 2007, Liggett's operating income increased to $159,347 compared to $140,508 in 2006 primarily due to increased gross profit discussed above. For the year ended December 31, 2007, Vector Tobacco's operating loss was $9,896 compared to $13,971 for the year ended December 31, 2006 due to the absence of restructuring expenses in 2007, reduced employee expense and decreased research costs partially offset by lower sales volume.

Other Income (Expenses). For the year ended December 31, 2007, other income (expenses) was income of $1,099 compared to an expense of $32,549 for the year ended December 31, 2006. For the year ended December 31,

2007, other income consisted of $20,000 for the NASA lawsuit settlement, equity income from non-consolidated real estate businesses of $16,243, gain from the exchange of the LTS notes of $8,121 and interest and dividend income of $9,897 and was offset by interest expense of $45,762, change in fair value of derivatives embedded within convertible debt of $6,109 and a loss on investments of $1,216. The results for the 2006 period included expenses of $16,166 associated with the issuance in June 2006 of additional shares of our common stock in connection with the conversion of our 6.25% convertible notes and the redemption of the notes in August 2006, interest expense of $37,776 primarily offset by a gain of $112 on changes in fair value of embedded derivatives, equity income from non-consolidated real estate businesses of $9,086, gains from the sale of investments of $3,019 and interest and dividend income of $9,000.

The equity income from non-consolidated real estate businesses of $16,243 for the year ended December 31, 2007 resulted from income of $20,290 related to New Valley's investment in Douglas Elliman Realty offset by losses of $953 in Ceebraid, $750 in Koa Investors, and $2,344 in 16th and K. As of December 31, 2007, New Valley has suspended its recognition of equity losses in Ceebraid and Koa Investors as such losses exceed its basis plus any commitment to make additional investments. The equity income of $9,086 for the 2006 period resulted primarily from income of $12,662 related to New Valley's investment in Douglas Elliman Realty, LLC and income of $867 related to its investment in Koa Investors, which owns the Sheraton Keauhou Bay Resort and Spa in Kailua-Kona, Hawaii, which were offset by losses of $2,147 from Hotel LLC and $2,296 from Holiday Isle.

The value of the embedded derivative is contingent on changes in interest rates of debt instruments maturing over the duration of the convertible debt, our stock price as well as projections of future cash and stock dividends over the term of the debt. The loss from the embedded derivative for year ended December 31, 2007 was primarily the result of decreasing long-term interest rates as compared to December 31, 2006 offset by the payment of interest during the period, which reduced the fair value of derivatives embedded within convertible debt. The gain from the embedded derivative in the year ended December 31, 2006 was primarily the result of interest payments and higher long-term interest rates in 2006 as compared to December 31, 2005. This was offset by declining long-term interest rates since the issuance of our 3.875% convertible debentures on July 12, 2006.

Income before income taxes. Income before income taxes was $126,603 and $68,480 for the years ended December 31, 2007 and 2006, respectively.

Income tax provision. The income tax provision was $52,800 for the year ended December 31, 2007. This compared to a tax provision of $25,768 for the year ended December 31, 2006.

Our income tax rate for the year ended December 31, 2007 did not bear a customary relationship to statutory income tax rates as a result of the impact of nondeductible expenses and state income taxes offset by the impact of the domestic production activities deduction, a reduction of $3,227 associated with the reversal of unrecognized tax benefits as a result of the expiration of state income tax statutes and a $450 benefit from the settlement of a state tax assessment. The reduction of valuation allowances occurred when deferred tax assets were recognized from net operating losses which have previously been limited. The 2006 period income tax benefit resulted primarily from the reduction of a portion of our previously established reserve in our consolidated financial statements by $11,500 associated with the tax settlement with the Internal Revenue Service in July 2006.

2006 Compared to 2005

Revenues. Total revenues were $506,252 for the year ended December 31, 2006 compared to $478,427 for the year ended December 31, 2005. This $27,825 (5.8%) increase in revenues was due to a $30,816 (6.6%) increase in revenues at Liggett and a $2,991 (30.6%) decrease in revenues at Vector Tobacco.

Tobacco Revenues. Liggett repositioned GRAND PRIX in September 2005 to compete with brands which are priced at the lowest level of the deep discount segment. In September 2006, Liggett generally reduced its promotional spending on LIGGETT SELECT and Eve by $1.00 per carton and increased the list price of GRAND PRIX by $1.00 per carton.

All of Liggett's sales in 2005 and 2006 were in the discount category. In 2006, net sales at Liggett totaled $499,468, compared to $468,652 in 2005. Revenues increased by 6.6% ($30,816) due to a 8.5% increase in unit sales volume (approximately 689 million units) accounting for $39,614 in favorable volume variance and $11,357 of favorable pricing and reduced promotional spending offset by $20,155 in unfavorable sales mix. Net revenues of the LIGGETT SELECT brand decreased $18,262 in 2006 compared to 2005, and its unit volume decreased 8.6% in 2006 compared to 2005. Net revenues of the GRAND PRIX brand increased $53,588 in 2006 compared to 2005.

Revenues at Vector Tobacco were $6,784 in 2006 compared to $9,775 in 2005 due to decreased sales volume. Vector Tobacco's revenues in 2006 and 2005 related primarily to sales of QUEST.

Tobacco Gross Profit. Tobacco gross profit was $191,089 in 2006 compared to $193,034 in 2005. This represented a decrease of $1,945 (1.0%) when compared to the same period last year, due primarily to decreased gross profit of $2,739 at Vector Tobacco due to restructuring charges of $1,099 at Vector Tobacco, including an $890 write-off of QUEST inventory, offset by increased gross profit of $794 at Liggett due to increased revenues offset by higher Master Settlement Agreement expense. Liggett's brands contributed 99.8% to our gross profit and Vector Tobacco contributed 0.2% for the year ended December 31, 2006. Over the same period in 2005, Liggett's brands contributed 98.4% to tobacco gross profit and Vector Tobacco contributed 1.6%.

In recent years, industry shipment volume has declined at an annual rate of approximately 2.5%. Industry shipment volume is a major component of Liggett's expense under the Master Settlement Agreement because Liggett is exempt from payments under the Master Settlement Agreement unless its market share exceeds approximately 1.65% and Vector Tobacco's market share exceeds 0.28% of the U.S. cigarette market. In 2006, industry shipment volume remained flat compared to shipment volume for 2005 due to increased industry inventory levels, which we believe occurred because in anticipation of an increase in the Master Settlement Agreement rates in 2007. As a result, our expense under the Master Settlement Agreement decreased by approximately $2,000 in 2006 as compared to the normal annual decline in industry volume.

Liggett's gross profit of $190,755 in 2006 increased $794 from gross profit of $189,961 in 2005. As a percent of revenues (excluding federal excise taxes), gross profit at Liggett decreased to 58.4% in 2006 compared to gross profit of 61.8% in 2005. The increase in Liggett's gross profit in 2006 period was attributable to increased revenues offset by higher Master Settlement Agreement expense.

Vector Tobacco's gross profit was $334 in 2006 compared to gross profit of $3,073 for the same period in 2005. The decrease was due primarily to non-cash restructuring charges of $1,099 at Vector Tobacco, including the $890 write-off of QUEST inventory and reduced sales volume.

Expenses. Operating, selling, general and administrative expenses were $90,833 in 2006 compared to $114,048 in 2005, a decrease of $23,215 (20.4%). Expenses at Liggett were $52,580 in 2006 compared to $59,463 in 2005, a decrease of $6,883 (11.6%). The decrease was primarily due to lower compensation expense of $3,178 at Liggett in 2006 compared to 2005 and lower product liability legal expenses and other litigation costs of $2,695 in 2006 compared to 2005. Liggett's product liability legal expenses and other litigation costs of $5,353 in 2006 compared to $8,048 in 2005.

Expenses at Vector Tobacco in 2006 were $12,745 compared to expenses of $18,070 in 2005. The decrease of $5,325 was primarily due to lower research and development costs of $2,281 at Vector Tobacco in 2006 compared to 2005 and lower compensation expense of $2,924 in 2006.

Expenses at the corporate segment in 2006 were $25,508 compared to $36,515 in 2005. The decrease of $11,007 from 2005 to 2006 was primarily as a result of the adoption of SFAS No. 123(R) in 2006 and the absence of expenses in the 2006 period of $1,720 associated with the New Valley merger, which occurred in 2005. Payments of dividend equivalent rights on unexercised stock options previously charged to compensation cost ($6,353 for the year ended December 31, 2005) are now recognized as reductions to additional paid-in capital on our consolidated balance sheet ($6,186 for the year ended December 31, 2006).

In 2006, Liggett's operating income decreased to $140,508 compared to $143,361 for the prior year. In 2006, Vector Tobacco's operating loss was $13,971 compared to a loss of $14,992 in 2005. Liggett's operating income for 2005 included a gain on sale of assets of $2,217 as compared to a gain on sale of assets of $12,748 in 2005.

Other Income (Expenses). In 2006, other income (expenses) was a loss of $32,549 compared to a loss of $3,343 in 2005. The results for the 2006 period included expenses of $16,166 associated with the issuance in June 2006 of additional shares of our common stock in connection with the conversion of our 6.25% convertible notes and the redemption of the notes in August 2006, interest expense of $37,776 primarily offset by a gain of $112 on changes in fair value of embedded derivatives, equity income from non-consolidated real estate businesses of $9,086, gains from the sale of investments of $3,019 and interest and dividend income of $9,000. The value of the embedded derivative is contingent on changes in interest rates of debt instruments maturing over the duration of the convertible debt as well as projections of future cash and stock dividends over the term of the debt and the loss from the embedded derivative in 2006 was primarily the result of declining long-term interest rates since the issuance of our 3.875% convertible debentures on July 12, 2006 offset by higher long-term interest rates for the overall twelve-month period. The equity income of $9,086 for the 2006 period resulted primarily from income of $12,662 related to New Valley's investment in Douglas Elliman Realty, LLC and income of $867 related to its investment in Koa Investors, which owns the Sheraton Keauhou Bay Resort and Spa in Kailua-Kona, Hawaii, which were offset by losses of $2,147 from Hotel LLC and $2,296 from Holiday Isle.

In 2005, interest expense of $29,812 and equity loss in operations of LTS of $299 were partially offset by a gain from conversion of the LTS notes of $9,461, equity income from non-consolidated real estate businesses of $7,543, interest and dividend income of $5,610, changes in the fair value of derivatives embedded within convertible debt of $3,082 and a net gain on sale of investments of $1,426. The equity income resulted primarily from $11,217 related to New Valley's investment in Douglas Elliman Realty offset by losses of $3,501 related to its investment in Koa Investors and $173 related to its investment in 16th & K Holdings.

Income from Continuing Operations. The income from continuing operations before income taxes and minority interests in 2006 was $68,480 compared to income of $85,768 in 2005. The income tax provision was $25,768 in 2006. This compared to a tax provision of $41,214 and minority interests in income of subsidiaries of $1,969 in 2005. Our income tax rate for the 2006 period did not bear a customary relationship to statutory income tax rates as a result of the impact of the nondeductible expense associated with the conversion of its 6.25% convertible notes due 2008, nondeductible expenses and state income taxes offset by the $11,500 reduction in previously established reserves. Our tax rate for the 2005 period did not bear a customary relationship to statutory income tax rates as a result of the impact of nondeductible expenses, state income taxes, the receipt of the LTS distribution, the utilization of deferred tax assets at New Valley and the intraperiod allocation at New Valley between income from continuing and discontinued operations.

Liquidity and Capital Resources

Net cash and cash equivalents increased by $91,348 and $71,055 in 2007 and 2005, respectively, and decreased by $34,290 in 2006. Net cash provided by operations was $109,198 in 2007, $46,015 in 2006 and $68,189 in 2005.

The increase in cash provided by operating activities in 2007 compared to 2006 relates primarily to the receipt of the net proceeds of $19,590 from the lawsuit settlement with NASA, inventory decreases in the 2007 period related to increased finished goods inventory as of December 31, 2006 associated with the increase in the Master Settlement Agreement rate in 2007, decreases of accounts receivable in the 2007 period related to the timing of sales, the absence of compensation accrual payments at Liggett Vector Brands in the 2007 period and the absence of $41,400 of payments in 2007 associated with the IRS Settlement in 2006. The increase in cash provided by operating activities was offset by payments of $34,500 in connection with the Master Settlement Agreement in December 2007.

The decrease in net cash provided by operating activities in the 2006 period compared to the 2005 period primarily related to an increases in inventory in 2006, lower net income in 2006, increased payments of compensation accruals at Liggett Vector Brands and income taxes in 2006 offset by a non-cash charge related to the extinguishment of debt in 2006 and lower increases in accounts receivables in 2006.

The increase in net cash provided by operating activities in the 2005 period compared to the 2004 period primarily related to increased net income and lower MSA and promotional payments on prior year obligations in 2005 due to a decrease in unit sales in 2004 offset by the non-cash inventory impairment charge in the 2004 period and increases in accounts receivable in the 2005 period versus a decrease in 2004.

Cash used in investing activities was $51,943 in 2007 and $44,665 in 2006 compared to cash provided by investing activities of $64,177 in 2005. In 2007, cash was used for the net purchase of $40,091 of long-term investments, capital expenditures of $5,189, the purchase of investment securities of $6,571, investment in non-consolidated real estate businesses of $750, increase in the cash surrender value of corporate-owned life insurance policies of $838 and an increase in restricted assets of $492 offset by the return of capital contributions from non-consolidated real estate businesses of $1,000. In 2006, cash was used for capital expenditures of $9,558, the net purchases of long-term investments of $35,345, investments in non-consolidated real estate businesses of $9,850 and increases in restricted assets of $1,527 offset by the net sales of investment securities of $10,701, proceeds from the sale of assets of $1,486 and increases in the cash surrender value of life insurance policies of $898. In 2005, cash was provided by cash flows from discontinued operations of $66,912, the sale or maturity of investment securities of $7,490, distributions from non-consolidated real estate businesses at New Valley of $5,500 and proceeds from the sale of assets of $14,118. This was offset in part by capital expenditures of $10,295, purchase of investment securities of $4,713, investment in non-consolidated real estate businesses at New Valley of $6,250, purchase of LTS common stock for $3,250, issuance of note receivable for $2,750 and costs associated with New Valley acquisition of $2,422.

In August 2006, we invested $25,000 in Icahn Partners, LP, a privately managed investment partnership, of which Carl Icahn is the portfolio manager and the controlling person of the general partner and manager of the partnership. In September 2007, we invested an additional $25,000 in Icahn Partners, LP. Based on public filings, we believe affiliates of Mr. Icahn are the beneficial owners of approximately 20.2% of our common stock. On November 1, 2006, we invested $10,000 in Jefferies Buckeye Fund, LLC, a privately managed investment partnership, of which Jefferies Asset Management, LLC is the portfolio manager. We believe that affiliates of Jefferies Asset Management, LLC owned approximately 6.5% of our common stock at December 31, 2007, which was the most recent date available. We also invested an additional $15,000 in other investment partnerships in 2007.

Cash provided from financing activities was $34,093 in 2007 compared to cash used in financing activities of $35,640 in 2006 and $61,311 in 2005. In 2007, cash was provided from the issuance of $165,000 of 11% Senior Secured Notes due 2105 discussed below, $8,000 of debt collateralized by Liggett's Mebane facility discussed below, $1,576 of other equipment financing at Liggett, $5,100 of proceeds from the exercise of options, $2,055 representing the tax benefit of options exercised offset by distributions on common stock of $99,249, the repayment of $35,000 of debt associated with the Medallion purchase and $6,200 of other equipment debt, deferred financing costs of $9,985 and net borrowings under the revolver of $2,796.

In 2006, cash was used for repayments of debt of $72,925, distributions on common stock of $90,138, and deferred financing charges of $5,280. Cash used was offset primarily by the proceeds of debt of $118,146, net borrowings under the Liggett credit facility of $11,986, and proceeds from the exercise of options of $2,571. In 2005, cash was used for distributions on common stock of $70,252, discontinued operations of $39,213, repayments on debt of $4,305 and deferred financing charges of $2,068, offset by proceeds from debt of $50,841, and proceeds from the exercise of options of $3,626.

In August 2007, we sold $165,000 principal amount of our 11% Senior Secured Notes due August 15, 2015 in a private offering to qualified institutional investors in accordance with Rule 144A under the Securities Act. We intend to use the net proceeds of the issuance for general corporate purposes which may include working capital requirements, the financing of capital expenditures, future acquisitions, the repayment or refinancing of outstanding indebtedness, payment of dividends and distributions and the repurchase of all or any part of our outstanding convertible notes.

On April 2, 2007, the remaining $35,000 of notes issued in connection with our April 2002 acquisition of Medallion were retired upon maturity. Payment was made from our available working capital.

Liggett. Liggett has a $50,000 credit facility with Wachovia Bank, N.A. under which $14,782 was outstanding at December 31, 2007. Availability as determined under the facility was approximately $14,000 based on eligible collateral at December 31, 2007. The facility is collateralized by all inventories and receivables of Liggett and a mortgage on its manufacturing facility. The facility requires Liggett's compliance with certain financial and other covenants including a restriction on Liggett's ability to pay cash dividends unless Liggett's borrowing availability under the facility for the 30-day period prior to the payment of the dividend, and after giving effect to the dividend, is at least $5,000 and no event of default has occurred under the agreement, including Liggett's compliance with the covenants in the credit facility.

The term of the Wachovia facility expires on March 8, 2012, subject to automatic renewal for additional one year periods unless a notice of termination is given by Wachovia or Liggett at least 60 days prior to such date or the anniversary of such date. Prime rate loans under the facility bear interest at a rate equal to the prime rate of Wachovia with Eurodollar rate loans bearing interest at a rate of 2.0% above Wachovia's adjusted Eurodollar rate. The facility contains covenants that provide that Liggett's earnings before interest, taxes, depreciation and amortization, as defined under the facility, on a trailing twelve-month basis, shall not be less than $100,000 if Liggett's excess availability, as defined, under the facility is less than $20,000. The covenants also require that annual capital expenditures, as defined under the facility, (before a maximum carryover amount of $2,500) shall not exceed $10,000 during any fiscal year. At December 31, 2007, management believed that Liggett was in compliance with all covenants under the credit facility; Liggett's EBITDA, as defined, were approximately $143,000 for the twelve months ended December 31, 2007.

In August 2007, Wachovia made an $8,000 term loan to 100 Maple LLC, a subsidiary of Liggett, within the commitment under the existing credit facility. The $8,000 term loan is collateralized by the existing collateral securing the credit facility, and is also collateralized by a lien on certain real property in Mebane, NC owned by 100 Maple LLC. The Mebane Property also secures the other obligations of Liggett under the credit facility. The $8,000 term loan did not increase the $50,000 borrowing amount of the credit facility, but did increase the outstanding amounts under the credit facility by the amount of the term loan and proportionately reduces the maximum borrowing availability under the facility.

In August 2007, Liggett and Wachovia amended the credit facility to permit the guaranty of the Senior Secured Notes by each of Liggett and Maple and the pledging of certain assets of Liggett and Maple on a subordinated basis to secure their guarantees. The credit facility was also amended to grant to Wachovia a blanket lien on all the assets of Liggett and Maple, excluding any equipment pledged to current or future purchase money or other financiers of such equipment and excluding any real property, other than the Mebane Property and other real property to the extent its value is in excess of $5,000. In connection with the amendment, Wachovia, Liggett, Maple and the collateral agent for the holders of our Senior Secured Notes entered into an intercreditor agreement, pursuant to which the liens of the collateral agent on the Liggett and Maple assets will be subordinated to the liens of Wachovia on the Liggett and Maple assets.

In March 2002, Liggett purchased equipment for $3,023 through the issuance of a note, payable in 30 monthly installments of $62 and then 30 monthly installments of $51. Interest was calculated at LIBOR plus 2.8%. The notes were paid in full in the first quarter of 2007.

In May 2002, Liggett purchased equipment for $2,871 through the issuance of a note, payable in 30 monthly installments of $59 and then 30 monthly installments of $48. Interest is calculated at LIBOR plus 2.8%. The notes were paid in full in the second quarter of 2007.

In September 2002, Liggett purchased equipment for $1,573 through the issuance of a note guaranteed by us, payable in 60 monthly installments of $26 plus interest calculated at LIBOR plus 4.31%. The notes were paid in full in the third quarter of 2007.

In October 2005, Liggett purchased equipment for $4,441 through a financing agreement, payable in 24 installments of $112 and then 24 installments of $90. Interest is calculated at 4.89%. Liggett was required to provide a security deposit equal to 25% of the funded amount ($1,110).

In December 2005, Liggett purchased equipment for $2,273 through a financing agreement, payable in 24 installments of $58 and then 24 installments of $46. Interest is calculated at 5.03%. Liggett was required to provide a security deposit equal to 25% of the funded amount ($568).

In August 2006, Liggett purchased equipment for $7,922 through a financing agreement, payable in 30 installments of $191 and then 30 installments of $103. Interest is calculated at 5.15%. Liggett was required to provide a security deposit equal to 20% of the funded amount ($1,584).

In May 2007, Liggett purchased equipment for $1,576 through a financing agreement, payable in 60 installments of $32. Interest is calculated at 7.99%.

Each of these equipment loans is collateralized by the purchased equipment.

Liggett and other United States cigarette manufacturers have been named as defendants in a number of direct, third-party and purported class actions predicated on the theory that they should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. We believe, and have been so advised by counsel handling the respective cases, that Liggett has a number of valid defenses to claims asserted against it, however, litigation is subject to many uncertainties. In June 2002, the jury in an individual case brought under the third phase of the *Engle* case awarded $37,500 (subsequently reduced by the court to $24,860) of compensatory damages against Liggett and two other defendants and found Liggett 50% responsible for the damages. Plaintiff has recently moved the court to enter final judgment and to tax costs and attorneys' fees and schedule trial on the punitive damages claims. Liggett may be required to bond the amount of the judgment against it to perfect its appeal. In April 2004, a Florida state court jury awarded compensatory damages of $540 against Liggett in an individual action. In addition, plaintiff's counsel was awarded legal fees of $752. Liggett has appealed the verdict. It is possible that additional cases could be decided unfavorably. As of February 22, 2008, there were approximately 1,600 *Engle* progeny cases filed and served, in state and federal courts in Florida, where either Liggett (and other cigarette manufacturers) or us, or both, were named as defendants. These cases include approximately 3,500 plaintiffs. Plaintiffs have 120 days from the filing date to serve their complaints, so the total number of *Engle* progeny cases may increase substantially. Liggett may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so. Management cannot predict the cash requirements related to any future settlements and judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation. In recent years, there have been a number of adverse regulatory, political and other developments concerning cigarette smoking and the tobacco industry. These developments generally receive widespread media attention. Neither we nor Liggett are able to evaluate the effect of these developing matters on pending litigation or the possible commencement of additional litigation or regulation. See Note 12 to our consolidated financial statements and "Legislation and Regulation" below for a description of legislation, regulation and litigation.

Management is unable to make a reasonable estimate of the amount or range of loss that could result from an unfavorable outcome of the cases pending against Liggett or the costs of defending such cases. It is possible that our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.

V.T. Aviation. In February 2001, V.T. Aviation LLC, a subsidiary of Vector Research Ltd., purchased an airplane for $15,500 and borrowed $13,175 to fund the purchase. The loan, which is collateralized by the airplane and a letter of credit from us for $775, is guaranteed by Vector Research, VGR Holding and us. The loan is payable in 119 monthly installments of $125 including annual interest of 2.31% above the 30-day commercial paper rate, with a final payment of $2,744 in 2011, based on current interest rates.

VGR Aviation. In February 2002, V.T. Aviation purchased an airplane for $6,575 and borrowed $5,800 to fund the purchase. The loan is guaranteed by us. The loan is payable in 119 monthly installments of $40, including annual interest at 2.75% above the 30-day commercial paper rate, with a final payment of $3,585 in 2012 based on current interest rates. During the fourth quarter of 2003, this airplane was transferred to our direct subsidiary, VGR Aviation LLC, which has assumed the debt.

Vector Tobacco. The purchase price for our 2002 acquisition of The Medallion Company, Inc. included $60,000 in notes of Vector Tobacco. Of the notes, $25,000 were repaid in 2004. The remaining $35,000 of notes bore interest at 6.5% per year, payable semiannually, and were paid in full from our available working capital on April 2, 2007.

Vector. We believe that we will continue to meet our liquidity requirements through 2008. Corporate expenditures (exclusive of Liggett, Vector Research, Vector Tobacco and New Valley) over the next twelve months for current operations include cash interest expense of approximately $48,500, dividends on our outstanding shares (currently at an annual rate of approximately $105,000) and corporate expenses and taxes. We anticipate funding our expenditures for current operations and required principal payments with available cash resources, proceeds from public and/or private debt and equity financing, management fees and other payments from subsidiaries. New

Valley may acquire or seek to acquire additional operating businesses through merger, purchase of assets, stock acquisition or other means, or to make other investments, which may limit its ability to make such distributions.

In August 2007, we sold $165,000 of our 11% Senior Secured Notes due 2015 in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. The Senior Secured Notes pay interest on a semi-annual basis at a rate of 11% per year and mature on August 15, 2015. We may redeem some or all of the Senior Secured Notes at any time prior to August 15, 2011 at a make-whole redemption price. On or after August 15, 2011 we may redeem some or all of the Senior Secured Notes at a premium that will decrease over time, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date. At any time prior to August 15, 2010, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Senior Secured Notes with the net proceeds of certain equity offerings at 111% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date. In the event of a change of control, as defined in the indenture governing the Senior Secured Notes, each holder of the Senior Secured Notes may require us to repurchase some or all of its Senior Secured Notes at a repurchase price equal to 101% of their aggregate principal amount plus accrued and unpaid interest and liquidated damages, if any to the date of purchase.

The Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by all of our wholly-owned domestic subsidiaries that are engaged in the conduct of our cigarette businesses. In addition, some of the guarantees are collateralized by second priority or first priority security interests in certain collateral of some of the subsidiary guarantors pursuant to security and pledge agreements.

In connection with the issuance of the Senior Secured Notes, we entered into a Registration Rights Agreement and agreed to consummate a registered exchange offer for the Senior Secured Notes within 360 days after the date of the initial issuance of the Senior Secured Notes. We will be required to pay additional interest on the Senior Secured Notes if it fails to timely comply with its obligations under the Registration Rights Agreement until such time as it complies.

The indenture contains covenants that restrict the payment of dividends by us if our consolidated earnings before interest, taxes, depreciation and amortization, which is defined in the indenture as Consolidated EBITDA, for the most recently ended four full quarters is less than $50,000. The indenture also restricts the incurrence of debt if our Leverage Ratio and our Secured Leverage Ratio, as defined in the indenture, exceed 3.0 and 1.5, respectively. Our Leverage Ratio is defined in the indenture as the ratio of our and our guaranteeing subsidiaries' total debt less the fair market value of our cash, investments in marketable securities and long-term investments to Consolidated EBITDA, as defined in the indenture. Our Secured Leverage Ratio is defined in the indenture in the same manner as the Leverage Ratio, except that secured indebtedness is substituted for indebtedness. At December 31, 2007, management believed that we were in compliance with all covenants under the indenture.

In July 2006, we sold $110,000 of our 3.875% variable interest senior convertible debentures due 2026 in a private offering to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933. We used the net proceeds of the offering to redeem our remaining 6.25% convertible subordinated notes due 2008 and for general corporate purposes.

The debentures pay interest on a quarterly basis at a rate of 3.875% per annum, with an additional amount of interest payable on each interest payment date. The additional amount is based on the amount of cash dividends paid by us on our common stock during the prior three-month period ending on the record date for such interest payment multiplied by the total number of shares of our common stock into which the debentures will be convertible on such record date (together, the "Debenture Total Interest"). Notwithstanding the foregoing, however, the interest payable on each interest payment date shall be the higher of (i) the Debenture Total Interest and (ii) 5.75% per annum. The debentures are convertible into our common stock, at the holder's option. The conversion price, which was $19.50 per share at December 31, 2007, is subject to adjustment for various events, including the issuance of stock dividends.

The debentures will mature on June 15, 2026. We must redeem 10% of the total aggregate principal amount of the debentures outstanding on June 15, 2011. In addition to such redemption amount, we will also redeem on June 15, 2011 and at the end of each interest accrual period thereafter an additional amount, if any, of the debentures necessary to prevent the debentures from being treated as an "Applicable High Yield Discount Obligation" under the Internal Revenue Code. The holders of the debentures will have the option on June 15, 2012, June 15, 2016 and June 15, 2021 to require us to repurchase some or all of their remaining debentures. The redemption price for such redemptions will equal 100% of the principal amount of the debentures plus accrued interest. If a fundamental change occurs, we will be required to offer to repurchase the debentures at 100% of their principal amount, plus accrued interest and, under certain circumstances, a "make-whole premium".

In November 2004, we sold $65,500 of our 5% variable interest senior convertible notes due November 15, 2011 in a private offering to qualified institutional investors in accordance with Rule 144A under the Securities Act of 1933. The buyers of the notes had the right, for a 120-day period ending March 18, 2005, to purchase an additional $16,375 of the notes. At December 31, 2004, buyers had exercised their rights to purchase an additional $1,405 of the notes, and the remaining $14,959 principal amount of notes were purchased during the first quarter of 2005. In April 2005, we issued an additional $30,000 principal amount of 5% variable interest senior convertible notes due November 15, 2011 in a separate private offering to qualified institutional investors in accordance with Rule 144A. These notes, which were issued under a new indenture at a net price of 103.5%, were on the same terms as the $81,864 principal amount of notes previously issued in connection with the November 2004 placement.

The notes pay interest on a quarterly basis at a rate of 5% per year with an additional amount of interest payable on the notes on each interest payment date. This additional amount is based on the amount of cash dividends actually paid by us per share on our common stock during the prior three-month period ending on the record date for such interest payment multiplied by the number of shares of our common stock into which the notes are convertible on such record date (together, the "Notes Total Interest"). Notwithstanding the foregoing, however, during the period prior to November 15, 2006, the interest payable on each interest payment date is the higher of (i) the Notes Total Interest and (ii) 6¾% per year. The notes are convertible into our common stock, at the holder's option. The conversion price, which was of $16.76 at December 31, 2007, is subject to adjustment for various events, including the issuance of stock dividends.

The notes will mature on November 15, 2011. We must redeem 12.5% of the total aggregate principal amount of the notes outstanding on November 15, 2009. In addition to such redemption amount, we will also redeem on November 15, 2009 and on each interest accrual period thereafter an additional amount, if any, of the notes necessary to prevent the notes from being treated as an "Applicable High Yield Discount Obligation" under the Internal Revenue Code. The holders of the notes will have the option on November 15, 2009 to require us to repurchase some or all of their remaining notes. The redemption price for such redemptions will equal 100% of the principal amount of the notes plus accrued interest. If a fundamental change occurs, we will be required to offer to repurchase the notes at 100% of their principal amount, plus accrued interest and, under certain circumstances, a "make-whole premium".

On July 20, 2006, we entered into a settlement with the Internal Revenue Service with respect to the Philip Morris brand transaction where a subsidiary of Liggett contributed three of its premium cigarette brands to Trademarks LLC, a newly-formed limited liability company. In such transaction, Philip Morris acquired an option to purchase the remaining interest in Trademarks for a 90-day period commencing in December 2008, and we have an option to require Philip Morris to purchase the remaining interest for a 90-day period commencing in March 2010. We deferred for income tax purposes, a portion of the gain on the transaction until such time as the options were exercised. In connection with an examination of our 1998 and 1999 federal income tax returns, the Internal Revenue Service issued to us in September 2003 a notice of proposed adjustment. The notice asserted that, for tax reporting purposes, the entire gain should have been recognized in 1998 and in 1999 in the additional amounts of $150,000 and $129,900, respectively, rather than upon the exercise of the options during the 90-day periods commencing in December 2008 or in March 2010. As part of the settlement, we agreed that $87,000 of the gain on the transaction would be recognized by us as income for tax purposes in 1999 and that the balance of the remaining gain, net of previously capitalized expenses of $900, ($192,000) will be recognized by us as income in 2008 or 2009 upon exercise of the options. We paid during the third and fourth quarters of 2006 approximately $41,400, including interest, with respect to the gain recognized in 1999. As a result of the settlement, we reduced, during the third quarter of 2006, the excess portion ($11,500) of a previously established reserve in our consolidated financial statements, which resulted in a decrease in such amount in reported income tax expense in our consolidated statements of operations.

We adopted FIN 48 as of January 1, 2007. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 requires that a liability created for unrecognized deferred tax benefits shall be presented as a liability and not combined with deferred tax liabilities or assets. We did not recognize any adjustment in the liability for unrecognized tax benefits, as a result of the adoption of FIN 48 that impacted our accumulated deficit at December 31, 2006. The total amount of unrecognized tax benefits was $11,685 at January 1, 2007 and decreased $1,080 during the year ended December 31, 2007. The total amount of tax benefits that, if recognized, would impact the effective tax rate was $11,685 and $10,605 at December 31, 2006 and December 31, 2007, respectively.

We or our subsidiaries file U.S. federal income tax returns and returns with various state and local jurisdictions. With few exceptions, we are no longer subject to state and local income tax examinations by tax authorities for years ending before 2003. In July 2006, we entered into a settlement with the IRS for taxable years ending on and before December 31, 1999. The IRS has not audited our U.S. income tax returns for years ending after December 31, 1999. We anticipate net reductions to our total unrecognized tax benefits within the next 12 months of approximately $3,450.

We continue to classify all interest and penalties as income tax expense. As of the beginning of fiscal 2007, the liability for tax-related interest and penalties amounted to approximately $2,100. At December 31, 2007, the liability for tax-related interest and penalties amounted to approximately $2,810.

Our consolidated balance sheets include deferred income tax assets and liabilities, which represent temporary differences in the application of accounting rules established by generally accepted accounting principles and income tax laws. As of December 31, 2007, our deferred income tax liabilities exceeded our deferred income tax assets by $120,950. The largest component of our deferred tax liabilities exists because of differences that resulted from the Philip Morris brand transaction discussed above.

Long-Term Financial Obligations and Other Commercial Commitments

Our significant long-term contractual obligations as of December 31, 2007 were as follows:

Contractual Obligations	2008	2009	Fiscal Year 2010	2011	2012	Thereafter	Total
Long-term debt(1)	$20,618	$18,794	$ 3,525	$113,735	$ 9,450	$264,000	$ 430,122
Operating leases(2)	4,051	3,466	2,698	2,634	2,521	949	16,319
Inventory purchase commitments(3)	12,421	—	—	—	—	—	12,421
Capital expenditure purchase commitments(4)	3,657	—	—	—	—	—	3,657
New Valley obligations under limited partnership agreements	372	—	—	—	—	—	372
Interest payments(5)	51,943	52,074	51,095	52,416	33,737	345,375	586,640
Total(6),(7)	$93,062	$74,334	$57,318	$168,785	$45,708	$610,324	$1,049,531

(1) Long-term debt is shown before discount. For more information concerning our long-term debt, see "Liquidity and Capital Resources" above and Note 7 to our consolidated financial statements.

(2) Operating lease obligations represent estimated lease payments for facilities and equipment. The amounts presented do not include amounts scheduled to be received under non-cancelable operating subleases of $1,042 in 2008, $1,024 in 2009, $946 in 2010, $965 in 2011, $965 in 2012 and $402 thereafter. See Note 8 to our consolidated financial statements.

(3) Inventory purchase commitments represent purchase commitments under our leaf inventory management program. See Note 4 to our consolidated financial statements.

(4) Capital expenditure purchase commitments represent purchase commitments for machinery and equipment at Liggett and Vector Tobacco. See Note 5 to our consolidated financial statements.

(5) Interest payments are based on current interest rates at December 31, 2007 and the assumption our current cash dividend policy of $0.40 per quarter and our annual 5% stock dividend will continue.

(6) Not included in the above table is approximately $10,605 of unrecognized income tax benefits.

(7) Because their future cash outflows are uncertain, the above table excludes our pension and postretirement benefit plans, contractual guarantees, and deferred taxes.

Payments under the Master Settlement Agreement, discussed in Note 12 to our consolidated financial statements, and the federal tobacco quota legislation, discussed in "Legislation and Regulation" below, are excluded from the table above, as the payments are subject to adjustment for several factors, including inflation, overall industry volume, our market share and the market share of non-participating manufacturers.

Off-Balance Sheet Arrangements

We have various agreements in which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which we customarily agree to hold the other party harmless against losses arising from a breach of representations related to such matters as title to assets sold and licensed or certain intellectual property rights. Payment by us under such indemnification clauses is generally conditioned on the other party making a claim that is subject to challenge by us and dispute resolution procedures specified in the particular contract. Further, our obligations under these arrangements may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, payments made by us under these agreements have not been material. As of December 31, 2007, we were not aware of any indemnification agreements that would or are reasonably expected to have a current or future material adverse impact on our financial position, results of operations or cash flows.

In May 1999, in connection with the Philip Morris brand transaction, Eve Holdings Inc., a subsidiary of Liggett, guaranteed a $134,900 bank loan to Trademarks LLC. The loan is collateralized by Trademarks' three premium cigarette brands and Trademarks' interest in the exclusive license of the three brands by Philip Morris. The license provides for a minimum annual royalty payment equal to the annual debt service on the loan plus $1,000. Trademarks' future royalties have been guaranteed by Altria Group Inc., the parent of Philip Morris. As a result of Altria Group Inc.'s investment-grade debt rating, we believe that no premium would be required by Eve to issue the same guarantee in a standalone arm's length transaction and the fair value of Eve's guarantee was negligible at December 31, 2007.

In February 2004, Liggett Vector Brands and another cigarette manufacturer entered into a five year agreement with a subsidiary of the American Wholesale Marketers Association to support a program to permit tobacco distributors to secure, on reasonable terms, tax stamp bonds required by state and local governments for the distribution of cigarettes. Under the agreement, Liggett Vector Brands has agreed to pay a portion of losses, if any, incurred by the surety under the bond program, with a maximum loss exposure of $500 for Liggett Vector Brands. To secure its potential obligations under the agreement, Liggett Vector Brands has delivered to the subsidiary of the Association a $100 letter of credit and agreed to fund up to an additional $400. Liggett Vector Brands has incurred no losses to date under this agreement, and we believe the fair value of Liggett Vector Brands' obligation under the agreement was immaterial at December, 2007.

At December 31, 2007, we had outstanding approximately $2,915 of letters of credit, collateralized by certificates of deposit. The letters of credit have been issued as security deposits for leases of office space, to secure the performance of our subsidiaries under various insurance programs and to provide collateral for various subsidiary borrowing and capital lease arrangements.

As of December 31, 2007, New Valley has committed to fund up to $200 to a non-consolidated real estate business and up to $172 to an investment partnership in which it is an investor. We have agreed, under certain circumstances, to guarantee up to $2,000 of debt of another non-consolidated real estate business. We believe the fair value of our guarantee was negligible as of December 31, 2007.

Market Risk

We are exposed to market risks principally from fluctuations in interest rates and equity prices. We seek to minimize these risks through our regular operating and financing activities and our long-term investment strategy. Our market risk management procedures cover all market risk sensitive financial instruments.

As of December 31, approximately $33,445 of our outstanding debt at face value had variable interest rates determined by various interest rate indices, which increases the risk of fluctuating interest rates. Our exposure to market risk includes interest rate fluctuations in connection with our variable rate borrowings, which could adversely affect our cash flows. As of December 31, 2007, we had no interest rate caps or swaps. Based on a hypothetical 100 basis point increase or decrease in interest rates (1%), our annual interest expense could increase or decrease by approximately $334.

In addition, as of December 31, 2007, approximately $89,538 ($221,864 principal amount) of outstanding debt had a variable interest rate determined by the amount of the dividends on our common stock. Included in the difference between the stated value of the debt and carrying value are embedded derivatives, which were estimated at $101,582 at December 31, 2007. Changes to the estimated fair value of these embedded derivatives are reflected quarterly within our statements of operations as "Changes in fair value of derivatives embedded within convertible debt." The value of the embedded derivative is contingent on changes in interest rates of debt instruments maturing over the duration of the convertible debt as well as projections of future cash and stock dividends over the term of the debt and changes in the closing stock price at the end of each quarterly period. Based on a hypothetical 100 basis point increase or decrease in interest rates (1%), our annual "Changes in fair value of derivatives embedded within convertible debt" could increase or decrease by approximately $4,175 with approximately $550 resulting from the embedded derivative associated with our 5% variable interest senior convertible notes due 2011 and the remaining $3,625 resulting from the embedded derivative associated with our 3.875% variable interest senior convertible debentures due 2026. An increase in our quarterly dividend rate by $0.10 per share would increase interest expense by approximately $4,950 per year.

We held investment securities available for sale totaling $45,875 at December 31, 2007, which includes 13,888,889 shares of Ladenburg Thalmann Financial Services Inc., which were carried at $29,444 and 2,257,110 shares of Opko Health, Inc., which were carried at $6,433. In February 2008, we purchased an additional 2,800,000 shares of Opko in a private placement for $5,040. The Opko shares were acquired in a private placement and have not been registered for resale. See Note 3 to our consolidated financial statements. Adverse market conditions could have a significant effect on the value of these investments.

New Valley also holds long-term investments in various investment partnerships. These investments are illiquid, and their ultimate realization is subject to the performance of the underlying entities.

New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments". SFAS No. 155 amends SFAS Nos. 133 and 140 and relates to the financial reporting of certain hybrid financial instruments. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of fiscal years commencing after September 15, 2006. We did not elect to retroactively apply SFAS No. 155 and, as a result, it did not have an impact on our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 is discussed in Note 11 to our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value should be based on assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy of three levels that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. The provisions of SFAS No. 157 will become effective for us beginning January 1, 2008. Generally, the provisions of this statement are to be applied prospectively. Certain situations, however, require retrospective application as of the beginning of the year of adoption through the recognition of a cumulative effect of accounting change. Such retrospective application is required for financial instruments, including derivatives and certain hybrid instruments with limitations on initial gains or losses under EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities". In February 2008, the FASB Staff issued a Staff Position that will partially defer the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities and remove certain leasing transactions from the scope of SFAS No. 157. We have not completed our assessment of the impact of this standard.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided the entity also elects to apply the provisions of SFAS No. 157. We are currently evaluating the impact of adopting SFAS No. 159 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), a revised version of SFAS No. 141, "Business Combinations." The revision is intended to simplify existing guidance and converge rulemaking under U.S. Generally Accepted Accounting Principles ("GAAP") with international accounting rules. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The new standard also converges financial reporting under U.S. GAAP with international accounting rules. We are currently assessing the impact, if any, of SFAS No. 141(R) on its consolidated financial statements.

Legislation and Regulation

Reports with respect to the alleged harmful physical effects of cigarette smoking have been publicized for many years and, in the opinion of Liggett's management, have had and may continue to have an adverse effect on cigarette sales. Since 1964, the Surgeon General of the United States and the Secretary of Health and Human Services have released a number of reports which state that cigarette smoking is a causative factor with respect to a variety of health hazards, including cancer, heart disease and lung disease, and have recommended various government actions to reduce the incidence of smoking. In 1997, Liggett publicly acknowledged that, as the Surgeon General and respected medical researchers have found, smoking causes health problems, including lung cancer, heart and vascular disease, and emphysema.

Since 1966, federal law has required that cigarettes manufactured, packaged or imported for sale or distribution in the United States include specific health warnings on their packaging. Since 1972, Liggett and the other cigarette manufacturers have included the federally required warning statements in print advertising and on certain categories of point-of-sale display materials relating to cigarettes. The Federal Cigarette Labeling and Advertising Act ("FCLA Act") requires that packages of cigarettes distributed in the United States and cigarette advertisements in the United States bear one of the following four warning statements: "SURGEON GENERAL'S WARNING: Smoking Causes Lung Cancer, Heart Disease, Emphysema, And May Complicate Pregnancy"; "SURGEON GENERAL'S WARNING: Quitting Smoking Now Greatly Reduces Serious Risks to Your Health"; "SURGEON GENERAL'S WARNING: Smoking By Pregnant Women May Result in Fetal Injury, Premature Birth, And Low Birth Weight"; and "SURGEON GENERAL'S WARNING: Cigarette Smoke Contains Carbon Monoxide". The law also requires that each person who manufactures, packages or imports cigarettes annually provide to the Secretary of Health and Human Services a list of ingredients added to tobacco in the manufacture of cigarettes. Annual reports to the United States Congress are also required from the Secretary of Health and Human Services as to current information on the health consequences of smoking and from the Federal Trade Commission ("FTC") on the effectiveness of cigarette labeling and current practices and methods of cigarette advertising and promotion. Both federal agencies are also required annually to make such recommendations as they deem appropriate with regard to further legislation. It is possible that proposed legislation providing for regulation of cigarettes by the Food and Drug Administration ("FDA"), if enacted, could significantly change the warning requirements currently mandated by the FCLA Act. In addition, since 1997, Liggett has included the warning "Smoking is Addictive" on its cigarette packages.

In January 1993, the Environmental Protection Agency ("EPA") released a report on the respiratory effect of secondary smoke which concludes that secondary smoke is a known human lung carcinogen in adults and in children, causes increased respiratory tract disease and middle ear disorders and increases the severity and frequency of asthma. In June 1993, the two largest of the major domestic cigarette manufacturers, together with other segments of the tobacco and distribution industries, commenced a lawsuit against the EPA seeking a determination that the EPA did not have the statutory authority to regulate secondary smoke, and that given the scientific evidence and the EPA's failure to follow its own guidelines in making the determination, the EPA's classification of secondary smoke was arbitrary and capricious. In July 1998, a federal district court vacated those sections of the report relating to lung cancer, finding that the EPA may have reached different conclusions had it complied with relevant statutory requirements. The federal government appealed the court's ruling. In December 2002, the United States Court of Appeals for the Fourth Circuit rejected the industry challenge to the EPA report ruling that it was not subject to court review. Issuance of the report may encourage efforts to limit smoking in public areas.

In August 1996, the FDA filed in the Federal Register a Final Rule classifying tobacco as a "drug" or "medical device", asserting jurisdiction over the manufacture and marketing of tobacco products and imposing restrictions on the sale, advertising and promotion of tobacco products. Litigation was commenced challenging the legal authority of the FDA to assert such jurisdiction, as well as challenging the constitutionality of the rule. In March 2000, the United States Supreme Court ruled that the FDA does not have the power to regulate tobacco. Liggett supported the FDA Rule and began to phase in compliance with certain of the proposed FDA regulations. Since the Supreme Court decision, various proposals and recommendations have been made for additional federal and state legislation to regulate cigarette manufacturers. Congressional advocates of FDA regulations have introduced legislation that would give the FDA authority to regulate the manufacture, sale, distribution and labeling of tobacco products to protect public health, thereby allowing the FDA to reinstate its prior regulations or adopt new or additional regulations. In October 2004, the Senate passed a bill, which did not become law, providing for FDA regulation of tobacco products. A substantially similar bill was reintroduced in Congress in February 2007. The ultimate outcome of these proposals cannot be predicted, but FDA regulation of tobacco products could have a material adverse effect on us.

In August 1996, Massachusetts enacted legislation requiring tobacco companies to publish information regarding the ingredients in cigarettes and other tobacco products sold in that state. In December 2002, the United States Court of Appeals for the First Circuit ruled that the ingredients disclosure provisions violated the constitutional prohibition against unlawful seizure of property by forcing firms to reveal trade secrets. Liggett began voluntarily complying with this legislation in December 1997 by providing ingredient information to the Massachusetts Department of Public Health and, notwithstanding the appellate court's ruling, has continued to provide ingredient disclosure. Liggett and Vector Tobacco also provide ingredient information annually, as required by law, to the states of Texas and Minnesota. Several other states are considering ingredient disclosure legislation, and the Senate bill providing for FDA regulation also calls for, among other things, ingredient disclosure.

In October 2004, the Fair and Equitable Tobacco Reform Act of 2004 ("FETRA") was signed into law. FETRA provides for the elimination of the federal tobacco quota and price support program through an industry funded buyout of tobacco growers and quota holders. Pursuant to the legislation, manufacturers of tobacco products will be assessed $10,140,000 over a ten year period to compensate tobacco growers and quota holders for the elimination of their quota rights. Cigarette manufacturers will initially be responsible for 96.3% of the assessment (subject to adjustment in the future), which will be allocated based on relative unit volume of domestic cigarette shipments. Liggett's and Vector Tobacco's assessment was $25.3 million in 2005, $22.6 million in 2006 and $23.3 million in 2007. The relative cost of the legislation to the three largest cigarette manufacturers will likely be less than the cost to smaller manufacturers, including Liggett and Vector Tobacco, because one effect of the legislation is that the three largest manufacturers will no longer be obligated to make certain contractual payments, commonly known as Phase II payments, that they agreed in 1999 to make to tobacco-producing states. The ultimate impact of this legislation cannot be determined, but there is a risk that smaller manufacturers, such as Liggett and Vector Tobacco, will be disproportionately affected by the legislation, which could have a material adverse effect on the Company.

Cigarettes are subject to substantial and increasing federal, state and local excise taxes. The federal excise tax on cigarettes is currently $0.39 per pack. State and local sales and excise taxes vary considerably and, when combined with sales taxes, local taxes and the current federal excise tax, may currently exceed $4.00 per pack. In 2007, 11 states enacted increases in excise taxes. Further increases in state excise taxes are expected in 2008. Congress is currently considering significant increases in the federal excise tax or other payments from tobacco manufacturers, and various states and other jurisdictions are considering, or have pending, legislation proposing further state excise tax increases. Management believes increases in excise and similar taxes have had an adverse effect on sales of cigarettes.

In June 2000, the New York State legislature passed legislation charging the state's Office of Fire Prevention and Control with developing standards for "self-extinguishing" or reduced ignition propensity cigarettes. All cigarettes manufactured for sale in New York State must be manufactured to specific reduced ignition propensity standards set forth in the regulations. Since the passage of the New York law, approximately 20 states have passed similar laws utilizing substantially similar technical standards. Similar legislation is being considered by other state governments and at the federal level. Compliance with such legislation could harm the business of Liggett and Vector Tobacco, particularly if there were to be varying standards from state to state.

Federal or state regulators may object to Vector Tobacco's low nicotine and nicotine-free cigarette products and reduced risk cigarette products it may develop as unlawful or allege they bear deceptive or unsubstantiated product claims, and seek the removal of the products from the marketplace or significant changes to advertising. Allegations by federal or state regulators, public health organizations and other tobacco manufacturers that Vector Tobacco's products are unlawful, or that its public statements or advertising contain misleading or unsubstantiated health claims or product comparisons, may result in litigation or governmental proceedings. Vector Tobacco's business may become subject to extensive domestic and international governmental regulation. Various proposals have been made for federal, state and international legislation to regulate cigarette manufacturers generally, and reduced constituent cigarettes specifically. It is possible that laws and regulations may be adopted covering issues like the manufacture, sale, distribution, advertising and labeling of tobacco products as well as any express or implied health claims associated with reduced risk, low nicotine and nicotine-free cigarette products. A system of regulation by agencies such as the FDA, the FTC or the United States Department of Agriculture may be established. The FTC has expressed interest in the regulation of tobacco products which bear reduced carcinogen claims. The ultimate outcome of any of the foregoing cannot be predicted, but any of the foregoing could have a material adverse effect on the Company.

A wide variety of federal, state and local laws limit the advertising, sale and use of cigarettes, and these laws have proliferated in recent years. For example, many local laws prohibit smoking in restaurants and other public places, and many employers have initiated programs restricting or eliminating smoking in the workplace. There are various other legislative efforts pending on the federal and state level which seek to, among other things, eliminate smoking in public places, further restrict displays and advertising of cigarettes, require additional warnings, including graphic warnings, on cigarette packaging and advertising, ban vending machine sales and curtail affirmative defenses of tobacco companies in product liability litigation. This trend has had, and is likely to continue to have, an adverse effect on us.

In addition to the foregoing, there have been a number of other restrictive regulatory actions, adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation or legislation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this report contains "forward-looking statements" within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily with respect to, but not limited to:

- economic outlook,
- capital expenditures,
- cost reduction,
- new legislation,
- cash flows,
- operating performance,
- litigation,
- impairment charges and cost savings associated with restructurings of our tobacco operations, and
- related industry developments (including trends affecting our business, financial condition and results of operations).

We identify forward-looking statements in this report by using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "may be", "objective", "plan", "seek", "predict", "project" and "will be" and similar words or phrases or their negatives.

The forward-looking information involves important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, without limitation, the following:

- general economic and market conditions and any changes therein, due to acts of war and terrorism or otherwise,
- governmental regulations and policies,
- effects of industry competition,
- impact of business combinations, including acquisitions and divestitures, both internally for us and externally in the tobacco industry,
- impact of restructurings on our tobacco business and our ability to achieve any increases in profitability estimated to occur as a result of these restructurings,
- impact of new legislation on our competitors' payment obligations, results of operations and product costs, i.e. the impact of recent federal legislation eliminating the federal tobacco quota system,
- uncertainty related to litigation and potential additional payment obligations for us under the Master Settlement Agreement and other settlement agreements with the states, and
- risks inherent in our new product development initiatives.

Further information on risks and uncertainties specific to our business include the risk factors discussed above under Item 1A. "Risk Factors" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. The forward-looking statements speak only as of the date they are made.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risk" is incorporated herein by reference.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Our Consolidated Financial Statements and Notes thereto, together with the report thereon of PricewaterhouseCoopers LLP dated February 29, 2008, are set forth beginning on page F-1 of this report.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, and, based on their evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, as stated in their report, which is included herein.

Material Changes in Internal Control

There were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

This information is contained in our definitive Proxy Statement for our 2008 Annual Meeting of Stockholders, to be filed with the SEC not later than 120 days after the end of our fiscal year covered by this report pursuant to Regulation 14A under the Securities Exchange Act of 1934, and incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

This information is contained in the Proxy Statement and incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

This information is contained in the Proxy Statement and incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

This information is contained in the Proxy Statement and incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

This information is contained in the Proxy Statement and incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) *INDEX TO 2007 CONSOLIDATED FINANCIAL STATEMENTS:*

Our consolidated financial statements and the notes thereto, together with the report thereon of PricewaterhouseCoopers LLP dated February 29, 2008, appear beginning on page F-1 of this report.

(a)(2) *FINANCIAL STATEMENT SCHEDULES:*

Schedule II — Valuation and Qualifying Accounts . . . . Page F-69

(a)(3) *EXHIBITS*

(a) The following is a list of exhibits filed herewith as part of this Annual Report on Form 10-K:

INDEX OF EXHIBITS

Exhibit No.	Description
* 3.1	Amended and Restated Certificate of Incorporation of Vector Group Ltd. (formerly known as Brooke Group Ltd.) ("Vector") (incorporated by reference to Exhibit 3.1 in Vector's Form 10-Q for the quarter ended September 30, 1999).
* 3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Vector (incorporated by reference to Exhibit 3.1 in Vector's Form 8-K dated May 24, 2000).
* 3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Vector Group Ltd. (incorporated by reference to Exhibit 3.1 in Vector's Form 10-Q for the quarter ended June 30, 2007).
* 3.4	Amended and restated By-Laws of Vector Group Ltd. (incorporated by reference to Exhibit 3.4 in Vector's Form 8-K dated October 19, 2007).
* 4.1	Amended and Restated Loan and Security Agreement dated as of April 14, 2004, by and between Wachovia Bank, N.A., as lender, Liggett Group Inc., as borrower, 100 Maple LLC and Epic Holdings Inc. (the "Wachovia Loan Agreement") (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated April 14, 2004).
* 4.2	Amendment, dated as of December 13, 2005, to the Wachovia Loan Agreement (incorporated by reference to Exhibit 4.1 in Vector's Form 8-K dated December 13, 2005).
* 4.4	Amendment, dated as of January 31, 2007, to the Wachovia Loan Agreement (incorporated by reference to Exhibit 4.1 in Vector's Form 8-K dated February 2, 2007).

Exhibit No.	Description
* 4.5	Amendment, dated as of August 10, 2007, to the Wachovia Loan Agreement (incorporated by reference to Exhibit 4.6 in Vector's Form 8-K dated August 16, 2007).
* 4.6	Amendment, dated as of August 16, 2007, to the Wachovia Loan Agreement (incorporated by reference to Exhibit 4.7 in Vector's Form 8-K dated August 16, 2007).
* 4.7	Intercreditor Agreement, dated as of August 16, 2007, between Wachovia Bank, N.A., as ABL Lender, U.S. Bank National Association, as Collateral Agent, Liggett Group LLC, as Borrower, and 100 Maple LLC, as Loan Party (incorporated by reference to Exhibit 99.1 in Vector's Form 8-K dated August 16, 2007).
* 4.8	Indenture, dated as of November 18, 2004, between Vector and Wells Fargo Bank, N.A., as Trustee, relating to the 5% Variable Interest Senior Convertible Notes due 2011, including the form of Note (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated November 18, 2004).
* 4.9	Indenture, dated as of April 13, 2005, by and between Vector and Wells Fargo Bank, N.A., relating to the 5% Variable Interest Senior Convertible Notes due 2011 including the form of Note (incorporated by reference to Exhibit 4.1 in Vector's Form 8-K dated April 14, 2005).
* 4.10	Registration Rights Agreement, dated as of April 13, 2005, by and between Vector and Jefferies & Company, Inc. (incorporated by reference to Exhibit 4.2 in Vector's Form 8-K dated April 14, 2005).
* 4.11	Indenture, dated as of July 12, 2006, by and between Vector and Wells Fargo Bank, N.A., relating to the 3⅞% Variable Interest Senior Convertible Debentures due 2026 (the "3⅞% Debentures"), including the form of the 3⅞% Debenture (incorporated by reference to Exhibit 4.1 in Vector's Form 8-K dated July 11, 2006).
* 4.12	Registration Rights Agreement, dated as of July 12, 2006, by and between Vector and Jefferies & Company, Inc. (incorporated by reference to Exhibit 4.2 in Vector's Form 8-K dated July 11, 2006).
* 4.13	Indenture, dated as of August 16, 2007, between Vector Group Ltd., the subsidiary guarantors named therein and U.S. Bank National Association, as Trustee, relating to the 11% Senior Secured Notes due 2015, including the form of Note (incorporated by reference to Exhibit 4.1 in Vector's Form 8-K dated August 16, 2007).
* 4.14	Pledge Agreement, dated as of August 16, 2007, between VGR Holding LLC, as Grantor, and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.2 in Vector's Form 8-K dated August 16, 2007).
* 4.15	Security Agreement, dated as of August 16, 2007, between Vector Tobacco Inc., as Grantor, and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.3 in Vector's Form 8-K dated August 16, 2007).
* 4.16	Security Agreement, dated as of August 16, 2007, between Liggett Group LLC and 100 Maple LLC, as Grantors, and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.4 in Vector's Form 8-K dated August 16, 2007).
* 4.17	Registration Rights Agreement, dated as of August 16, 2007, between Vector Group Ltd., the subsidiary guarantors named therein and Jefferies & Company, Inc. (incorporated by reference to Exhibit 4.5 in Vector's Form 8-K dated August 16, 2007).
* 10.1	Corporate Services Agreement, dated as of June 29, 1990, between Vector and Liggett (incorporated by reference to Exhibit 10.10 in Liggett's Registration Statement on Form S-1, No. 33-47482).
* 10.2	Services Agreement, dated as of February 26, 1991, between Brooke Management Inc. ("BMI") and Liggett (the "Liggett Services Agreement") (incorporated by reference to Exhibit 10.5 in VGR Holding's Registration Statement on Form S-1, No. 33-93576).
* 10.3	First Amendment to Liggett Services Agreement, dated as of November 30, 1993, between Liggett and BMI (incorporated by reference to Exhibit 10.6 in VGR Holding's Registration Statement on Form S-1, No. 33-93576).
* 10.4	Second Amendment to Liggett Services Agreement, dated as of October 1, 1995, between BMI, Vector and Liggett (incorporated by reference to Exhibit 10(c) in Vector's Form 10-Q for the quarter ended September 30, 1995).

Exhibit No.	Description
* 10.5	Third Amendment to Liggett Services Agreement, dated as of March 31, 2001, by and between Vector and Liggett (incorporated by reference to Exhibit 10.5 in Vector's Form 10-K for the year ended December 31, 2003).
* 10.6	Corporate Services Agreement, dated January 1, 1992, between VGR Holding and Liggett (incorporated by reference to Exhibit 10.13 in Liggett's Registration Statement on Form S-1, No. 33-47482).
* 10.7	Settlement Agreement, dated March 15, 1996, by and among the State of West Virginia, State of Florida, State of Mississippi, Commonwealth of Massachusetts, and State of Louisiana, Brooke Group Holding and Liggett (incorporated by reference to Exhibit 15 in the Schedule 13D filed by Vector on March 11, 1996, as amended, with respect to the common stock of RJR Nabisco Holdings Corp.).
* 10.8	Addendum to Initial States Settlement Agreement (incorporated by reference to Exhibit 10.43 in Vector's Form 10-Q for the quarter ended March 31, 1997).
* 10.9	Settlement Agreement, dated March 12, 1998, by and among the States listed in Appendix A thereto, Brooke Group Holding and Liggett (incorporated by reference to Exhibit 10.35 in Vector's Form 10-K for the year ended December 31, 1997).
* 10.10	Master Settlement Agreement made by the Settling States and Participating Manufacturers signatories thereto (incorporated by reference to Exhibit 10.1 in Philip Morris Companies Inc.'s Form 8-K dated November 25, 1998, Commission File No. 1-8940).
* 10.11	General Liggett Replacement Agreement, dated as of November 23, 1998, entered into by each of the Settling States under the Master Settlement Agreement, and Brooke Group Holding and Liggett (incorporated by reference to Exhibit 10.34 in Vector's Form 10-K for the year ended December 31, 1998).
* 10.12	Stipulation and Agreed Order regarding Stay of Execution Pending Review and Related Matters, dated May 7, 2001, entered into by Philip Morris Incorporated, Lorillard Tobacco Co., Liggett Group Inc. and Brooke Group Holding Inc. and the class counsel in Engel, et. al., v. R.J. Reynolds Tobacco Co., et. al. (incorporated by reference to Exhibit 99.2 in Philip Morris Companies Inc.'s Form 8-K dated May 7, 2001).
* 10.13	Letter Agreement, dated November 20, 1998, by and among Philip Morris Incorporated ("PM"), Brooke Group Holding, Liggett & Myers Inc. ("L&M") and Liggett (incorporated by reference to Exhibit 10.1 in Vector's Report on Form 8-K dated November 25, 1998).
* 10.14	Amended and Restated Formation and Limited Liability Company Agreement of Trademarks LLC, dated as of May 24, 1999, among Brooke Group Holding, L&M, Eve Holdings Inc. ("Eve"), Liggett and PM, including the form of Trademark License Agreement (incorporated by reference to Exhibit 10.4 in Vector's Form 10-Q for the quarter ended June 30, 1999).
* 10.15	Class A Option Agreement, dated as of January 12, 1999, among Brooke Group Holding, L&M, Eve, Liggett and PM (incorporated by reference to Exhibit 10.61 in Vector's Form 10-K for the year ended December 31, 1998).
* 10.16	Class B Option Agreement, dated as of January 12, 1999, among Brooke Group Holding, L&M, Eve, Liggett and PM (incorporated by reference to Exhibit 10.62 in Vector's Form 10-K for the year ended December 31, 1998).
* 10.17	Pledge Agreement, dated as of May 24, 1999, from Eve, as grantor, in favor of Citibank, N.A., as agent (incorporated by reference to Exhibit 10.5 in Vector's Form 10-Q for the quarter ended June 30, 1999).
* 10.18	Guaranty, dated as of June 10, 1999, from Eve, as guarantor, in favor of Citibank, N.A., as agent (incorporated by reference to Exhibit 10.6 in Vector's Form 10-Q for the quarter ended June 30, 1999).
* 10.19	Vector Group Ltd. 1998 Long-Term Incentive Plan (incorporated by reference to the Appendix to Vector's Proxy Statement dated September 15, 1998).
* 10.20	Stock Option Agreement, dated July 20, 1998, between Vector and Bennett S. LeBow (incorporated by reference to Exhibit 6 in the Amendment No. 5 to the Schedule 13D filed by Bennett S. LeBow on October 16, 1998 with respect to the common stock of Vector).
* 10.21	Amended and Restated Employment Agreement ("LeBow Employment Agreement), dated as of September 27, 2005, between Vector and Bennett S. LeBow (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated September 27, 2005).

Exhibit No.	Description
* 10.22	Amendment dated January 27, 2006 to LeBow Employment Agreement (incorporated by reference to Exhibit 10.2 in Vector's Form 8-K dated January 27, 2006).
* 10.23	Amended and Restated Employment Agreement dated as of January 27, 2006, between Vector and Howard M. Lorber (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated January 27, 2006).
* 10.24	Employment Agreement, dated as of January 27, 2006, between Vector and Richard J. Lampen (incorporated by reference to Exhibit 10.3 in Vector's Form 8-K dated January 27, 2006).
* 10.25	Amended and Restated Employment Agreement, dated as of January 27, 2006, between Vector and Marc N. Bell (incorporated by reference to Exhibit 10.4 in Vector's Form 8-K dated January 27, 2006).
* 10.26	Employment Agreement, dated as of November 11, 2005, between Liggett Group Inc. and Ronald J. Bernstein (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated November 11, 2005).
* 10.27	Employment Agreement, dated as of January 27, 2006, between Vector and J. Bryant Kirkland III (incorporated by reference to Exhibit 10.5 in Vector's Form 8-K dated January 27, 2006).
* 10.28	Vector Group Ltd. Amended and Restated 1999 Long-Term Incentive Plan (incorporated by reference to Appendix A in Vector's Proxy Statement dated April 21, 2004).
* 10.29	Stock Option Agreement, dated November 4, 1999, between Vector and Bennett S. LeBow (incorporated by reference to Exhibit 10.59 in Vector's Form 10-K for the year ended December 31, 1999).
* 10.30	Stock Option Agreement, dated November 4, 1999, between Vector and Richard J. Lampen (incorporated by reference to Exhibit 10.60 in Vector's Form 10-K for the year ended December 31, 1999).
* 10.31	Stock Option Agreement, dated November 4, 1999, between Vector and Marc N. Bell (incorporated by reference to Exhibit 10.61 in Vector's Form 10-K for the year ended December 31, 1999).
* 10.32	Stock Option Agreement, dated November 4, 1999, between Vector and Howard M. Lorber (incorporated by reference to Exhibit 10.63 in Vector's Form 10-K for the year ended December 31, 1999).
* 10.33	Stock Option Agreement, dated November 4, 1999, between Vector and J. Bryant Kirkland III (incorporated by reference to Exhibit 10.34 in Vector's Form 10-K for the year ended December 31, 2006).
* 10.34	Stock Option Agreement, dated January 22, 2001, between Vector and Bennett S. LeBow (incorporated by reference to Exhibit 10.1 in Vector's Form 10-Q for the quarter ended March 31, 2001).
* 10.35	Stock Option Agreement, dated January 22, 2001, between Vector and Howard M. Lorber (incorporated by reference to Exhibit 10.2 in Vector's Form 10-Q for the quarter ended March 31, 2001).
* 10.36	Restricted Share Award Agreement, dated as of September 27, 2005, between Vector and Howard M. Lorber (incorporated by reference to Exhibit 10.2 in Vector's Form 8-K dated September 27, 2005).
* 10.37	Restricted Share Award Agreement, dated as of November 11, 2005, between Vector and Ronald J. Bernstein (incorporated by reference to Exhibit 10.2 in Vector's Form 8-K dated November 11, 2005).
* 10.38	Option Letter Agreement, dated as of November 11, 2005 between Vector and Ronald J. Bernstein (incorporated by reference to Exhibit 10.3 in Vector's Form 8-K dated November 11, 2005).
* 10.39	Restricted Share Award Agreement, dated as of November 16, 2005, between Vector and Howard M. Lorber (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated November 16, 2005).
* 10.40	Vector Senior Executive Annual Bonus Plan (incorporated by reference to Exhibit 10.7 in Vector's Form 8-K dated January 27, 2006).
* 10.41	Vector Supplemental Retirement Plan (as amended and restated January 27, 2006) (incorporated by reference to Exhibit 10.6 in Vector's Form 8-K dated January 27, 2006).
* 10.42	Agreement, dated as of June 7, 2006, between the Company and Frost Gamma Investments Trust, an entity affiliated with Dr. Phillip Frost, relating to the conversion of 6.25% convertible subordinated notes due 2008 (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated June 7, 2006).
* 10.43	Agreement, dated as of June 7, 2006, between the Company and Barberry Corp., an entity affiliated with Carl C. Icahn, relating to the conversion of 6.25% convertible subordinated notes due 2008 (incorporated by reference to Exhibit 10.2 in Vector's Form 8-K dated June 7, 2006).

Exhibit No.	Description
* 10.44	Purchase Agreement, dated as of June 27, 2006, among Vector and Jefferies (incorporated by reference to Exhibit 1.1 in Vector's Form 8-K dated June 27, 2006).
* 10.45	Letter Agreement, dated July 14, 2006, between Vector and Howard M. Lorber (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated July 11, 2006).
* 10.46	Notice of Redemption of 6 ¼% Convertible Subordinated Notes due 2008, dated July 14, 2006 (incorporated by reference to Exhibit 10.2 in Vector's Form 8-K dated July 11, 2006).
* 10.47	Closing Agreement on Final Determination Covering Specific Matters between Vector and the Commissioner of Internal Revenue of the United States of America dated July 20, 2006 (incorporated by reference to Exhibit 10.3 in Vector's Form 10-Q for the quarter ended September 30, 2006).
* 10.48	Operating Agreement of Douglas Elliman Realty, LLC (formerly known as Montauk Battery Realty LLC) dated December 17, 2002 (incorporated by reference to Exhibit 10.1 in New Valley's Form 8-K dated December 13, 2002).
* 10.49	First Amendment to Operating Agreement of Douglas Elliman Realty, LLC (formerly known as Montauk Battery Realty LLC), dated as of March 14, 2003 (incorporated by reference to Exhibit 10.1 in New Valley's Form 10-Q for the quarter ended March 31, 2003).
* 10.50	Second Amendment to Operating Agreement of Douglas Elliman Realty, LLC, dated as of May 19, 2003 (incorporated by reference to Exhibit 10.1 in New Valley's Form 10-Q for the quarter ended June 30, 2003).
* 10.51	Note and Equity Purchase Agreement, dated as of March 14, 2003 (the "Note and Equity Purchase Agreement"), by and between Douglas Elliman Realty, LLC (formerly known as Montauk Battery Realty LLC), New Valley Real Estate Corporation and The Prudential Real Estate Financial Services of America, Inc., including form of 12% Subordinated Note due March 14, 2013 (incorporated by reference to Exhibit 10.2 in New Valley's Form 10-Q for the quarter ended March 31, 2003).
* 10.52	Amendment to the Note and Equity Purchase Agreement, dated as of April 14, 2003 (incorporated by reference to Exhibit 10.3 in New Valley's Form 10-Q for the quarter ended March 31, 2003).
* 10.53	Stipulation for Entry of Judgment dated March 14, 2007 between New Valley Corporation and the United States of America (incorporated by reference to Exhibit 10.2 in Vector's Form 10-Q for the quarter ended March 31, 2007).
* 10.54	Purchase Agreement, dated as of August 8, 2007, between Vector Group Ltd., the subsidiary guarantors named therein and Jefferies & Company, Inc. (incorporated by reference to Exhibit 1.1 in Vector's Form 8-K dated August 8, 2007).
21	Subsidiaries of Vector.
23	Consent of PricewaterhouseCoopers LLP
31.1	Certification of Chief Executive Officer, Pursuant to Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer, Pursuant to Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Material Legal Proceedings.

* Incorporated by reference

Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to Item 14(c) is listed in exhibit nos. 10.19 through 10.42.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

VECTOR GROUP LTD.
(Registrant)

By: /s/ J. Bryant Kirkland III

J. Bryant Kirkland III
Vice President, Treasurer and Chief Financial Officer

Date: February 29, 2008

POWER OF ATTORNEY

The undersigned directors and officers of Vector Group Ltd. hereby constitute and appoint Richard J. Lampen, J. Bryant Kirkland III and Marc N. Bell, and each of them, with full power to act without the other and with full power of substitution and resubstitutions, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below, this Annual Report on Form 10-K and any and all amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify and confirm all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 29, 2008.

Signature	Title
/s/ Howard M. Lorber Howard M. Lorber	President and Chief Executive Officer (Principal Executive Officer)
/s/ J. Bryant Kirkland III J. Bryant Kirkland III	Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Henry C. Beinstein Henry C. Beinstein	Director
/s/ Ronald J. Bernstein Ronald J. Bernstein	Director
/s/ Robert J. Eide Robert J. Eide	Director
/s/ Bennett S. LeBow Bennett S. LeBow	Director
/s/ Jeffrey S. Podell Jeffrey S. Podell	Director
/s/ Jean E. Sharpe Jean E. Sharpe	Director

EXHIBIT 31.1

RULE 13a-14(a) CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Howard M. Lorber, certify that:

1. I have reviewed this annual report on Form 10-K of Vector Group Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Howard M. Lorber

Howard M. Lorber
President and Chief Executive Officer

Date: February 29, 2008

EXHIBIT 31.2

RULE 13a-14(a) CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, J. Bryant Kirkland III, certify that:

1. I have reviewed this annual report on Form 10-K of Vector Group Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(c) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(d) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ J. Bryant Kirkland III

J. Bryant Kirkland III
Vice President, Treasurer and Chief Financial Officer

Date: February 29, 2008

EXHIBIT 32.1

SECTION 1350 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

In connection with the Annual Report of Vector Group Ltd. (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Howard M. Lorber, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Howard M. Lorber

Howard M. Lorber
President and Chief Executive Officer

February 29, 2008

EXHIBIT 32.2

SECTION 1350 CERTIFICATION OF CHIEF FINANCIAL OFFICER

In connection with the Annual Report of Vector Group Ltd. (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J. Bryant Kirkland III, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ J. Bryant Kirkland III

J. Bryant Kirkland III
Vice President, Treasurer and Chief Financial Officer

February 29, 2008

VECTOR GROUP LTD.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
ITEMS 8, 15(a)(1) AND (2)

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Schedules of the Registrant and its subsidiaries required to be included in Items 8, 15(a) (1) and (2) are listed below:

Financial Statement Schedules not listed above have been omitted because they are not applicable or the required information is contained in our consolidated financial statements or accompanying notes.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Stockholders
of Vector Group Ltd.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Vector Group Ltd. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 (n) and Note 1 (o) to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit and other post retirement plans effective December 31, 2006 and the manner in which it accounts for share-based compensation in 2006. Also, as discussed in Note 10, the Company changed the manner for which it accounts for uncertain tax positions on January 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Miami, Florida
February 29, 2008

VECTOR GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(Dollars in thousands, except per share amounts)	
ASSETS:		
Current assets:		
Cash and cash equivalents	$238,117	$146,769
Investment securities available for sale	45,875	18,960
Accounts receivable — trade	3,113	15,480
Inventories	86,825	91,299
Deferred income taxes	18,336	27,580
Other current assets	3,360	3,068
Total current assets	395,626	303,156
Property, plant and equipment, net	54,432	59,921
Long-term investments accounted for at cost	72,971	32,971
Long-term investments accounted under the equity method	10,495	10,230
Investments in non-consolidated real estate businesses	35,731	28,416
Restricted assets	8,766	8,274
Deferred income taxes	26,637	43,973
Intangible asset	107,511	107,511
Prepaid pension costs	42,084	20,933
Other assets	31,036	22,077
Total assets	$785,289	$637,462
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current liabilities:		
Current portion of notes payable and long-term debt	$ 20,618	$ 52,686
Accounts payable	6,980	7,203
Accrued promotional expenses	9,210	12,527
Income taxes payable, net	2,363	12,970
Accrued excise and payroll taxes payable, net	5,327	9,934
Settlement accruals	10,041	47,408
Deferred income taxes	24,019	5,020
Accrued interest	9,475	2,586
Other current liabilities	21,304	18,452
Total current liabilities	109,337	168,786
Notes payable, long-term debt and other obligations, less current portion	277,178	103,304
Fair value of derivatives embedded within convertible debt	101,582	95,473
Non-current employee benefits	40,933	36,050
Deferred income taxes	141,904	130,533
Other liabilities	13,503	8,339
Total liabilities	684,437	542,485
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $1.00 per share, 10,000,000 shares authorized	—	—
Common stock, par value $0.10 per share, 150,000,000 and 100,000,000 shares authorized, 63,307,020 and 59,843,379 shares issued and 60,361,068 and 57,031,269 shares outstanding	6,036	5,703
Additional paid-in capital	89,494	132,807
Retained earnings (accumulated deficit)	—	(28,192)
Accumulated other comprehensive income (loss)	18,179	(2,587)
Less: 2,945,952 and 2,812,110 shares of common stock in treasury, at cost	(12,857)	(12,754)
Total stockholders' equity	100,852	94,977
Total liabilities and stockholders' equity	$785,289	$637,462

The accompanying notes are an integral part of the consolidated financial statements.

VECTOR GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands, except per share amounts)		
Revenues*	$555,430	$506,252	$478,427
Expenses:			
Cost of goods sold	337,079	315,163	285,393
Operating, selling, administrative and general expenses	92,967	90,833	114,048
Gain on sale of assets	—	(2,210)	(12,748)
Provision for loss on uncollectible receivable	—	—	2,750
Restructuring and impairment charges	(120)	1,437	(127)
Operating income	125,504	101,029	89,111
Other income (expenses):			
Interest and dividend income	9,897	9,000	5,610
Interest expense	(45,762)	(37,776)	(29,812)
Changes in fair value of derivatives embedded within convertible debt	(6,109)	112	3,082
Loss on extinguishment of debt	—	(16,166)	—
Gain on investments, net	—	3,019	1,426
Provision for loss on investments	(1,216)	—	(433)
Gain from conversion of LTS notes	8,121	—	9,461
Equity in loss on operations of LTS	—	—	(299)
Equity income from non-consolidated real estate businesses	16,243	9,086	7,543
Income from lawsuit settlement	20,000	—	—
Other, net	(75)	176	79
Income from continuing operations before provision for income taxes and minority interests	126,603	68,480	85,768
Income tax expense	(52,800)	(25,768)	(41,214)
Minority interests	—	—	(1,969)
Income from continuing operations	73,803	42,712	42,585
Discontinued operations:			
Income from discontinued operations, net of minority Interest and taxes	—	—	82
Gain on disposal of discontinued operations, net of Minority interest and taxes	—	—	2,952
Income from discontinued operations	—	—	3,034
Income before extraordinary item	73,803	42,712	45,619
Extraordinary item, unallocated negative goodwill	—	—	6,766
Net income	$ 73,803	$ 42,712	$ 52,385
Per basic common share:			
Income from continuing operations	$ 1.16	$ 0.70	$ 0.87
Income from discontinued operations	$ —	$ —	$ 0.06
Income from extraordinary item	$ —	$ —	$ 0.14
Net income applicable to common shares	$ 1.16	$ 0.70	$ 1.07
Per diluted common share:			
Income from continuing operations	$ 1.13	$ 0.68	$ 0.82
Income from discontinued operations	$ —	$ —	$ 0.06
Income from extraordinary item	$ —	$ —	$ 0.13
Net income applicable to common shares	$ 1.13	$ 0.68	$ 1.01
Cash distributions declared per share	$ 1.54	$ 1.47	$ 1.40

* Revenues and cost of goods sold include federal excise taxes of $176,269, $174,339 and $161,753 for the years ended December 31, 2007, 2006 and 2005, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

VECTOR GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional Paid-In	Unearned		Accumulated Other Comprehensive	Treasury	
	Shares	Amount	Capital	Compensation	Deficit	Income (Loss)	Stock	Total
	(Dollars in thousands, except per share amounts)							
Balance, January 1, 2005	41,773,591	$4,177	$ 56,631	$ (656)	$(122,808)	$(10,409)	$(16,152)	$ (89,217)
Net income	—	—	—	—	52,385	—	—	52,385
Pension related minimum liability adjustments, net of taxes	—	—	—	—	—	322	—	322
Forward contract adjustments, net of taxes	—	—	—	—	—	(599)	—	(599)
Unrealized loss on investment securities, net of taxes	—	—	—	—	—	(494)	—	(494)
Total other comprehensive loss	—	—	—	—	—	—	—	(771)
Total comprehensive income	—	—	—	—	—	—	—	51,614
Distributions on common stock	—	—	(73,238)	—	—	—	—	(73,238)
Effect of stock dividend	2,099,451	210	—	—	(210)	—	—	—
Restricted stock grants	628,570	63	12,295	(12,295)	—	—	—	63
Exercise of options, net of 8,100 shares delivered to pay exercise price	303,764	30	3,764	—	—	—	(168)	3,626
Tax benefit of options exercised	—	—	578	—	—	—	—	578
Amortization of deferred compensation	—	—	—	1,270	—	—	—	1,270
Effect of New Valley restricted stock transactions, net	—	—	(379)	—	—	—	—	(379)
Beneficial conversion feature of convertible debt, net of taxes	—	—	6,418	—	—	—	—	6,418
Acquisition of New Valley minority interest	5,044,359	505	127,256	—	—	570	—	128,331
Balance, December 31, 2005	49,849,735	4,985	133,325	(11,681)	(70,633)	(10,610)	(16,320)	29,066
Net income	—	—	—	—	42,712	—	—	42,712
Pension related minimum liability adjustments, net of taxes	—	—	—	—		9,461	—	9,461
Forward contract adjustments, net of taxes	—	—	—	—	—	254	—	254
Unrealized gain on long-term investments accounted for under the equity method, net of taxes	—	—	—	—	—	173	—	173
Unrealized gain on investment securities, net of taxes	—	—	—	—	—	4,772	—	4,772
Total other comprehensive income	—	—	—	—	—	—	—	14,660
Total comprehensive income	—		—	—	—	—		57,372
Adoption of SFAS No. 158	—	—	—	—	—	(6,637)	—	(6,637)
Reclassifications in accordance with SFAS No. 123(R)	—	—	(11,681)	11,681	—	—	—	—
Distributions on common stock	—	—	(92,359)	—	—	—	—	(92,359)
Effect of stock dividend	2,708,295	271	—	—	(271)	—	—	—
Exercise of options, net of 41,566 shares delivered to pay exercise price	273,239	27	3,241	—	—	—	(697)	2,571
Amortization of deferred compensation	—	—	3,926	—	—	—	—	3,926
Note conversion	4,200,000	420	79,522	—	—	—	4,263	84,205
Beneficial conversion feature of convertible debt, net of taxes	—	—	16,833	—	—	—	—	16,833
Balance, December 31, 2006	57,031,269	5,703	132,807	—	(28,192)	(2,587)	(12,754)	94,977
Net income	—	—	—	—	73,803	—	—	73,803
Change in net loss and prior service cost, net of taxes	—	—	—	—	—	11,545	—	11,545
Forward contract adjustments, net of taxes	—	—	—	—	—	28	—	28
Unrealized gain on long-term investments accounted for under the equity method, net of taxes	—	—	—	—	—	226	—	226
Unrealized gain on investment securities, net of taxes	—	—	—	—	—	8,967	—	8,967
Total other comprehensive income	—	—	—	—	—	—	—	20,766
Total comprehensive income	—	—	—	—	—	—	—	94,569
Distributions and dividends on common stock	—	—	(54,054)	—	(45,324)		—	(99,378)
Effect of stock dividend	2,870,589	287	—	—	(287)	—	—	—
Restricted stock grants	40,000	4	(4)	—	—	—	—	—
Tax benefit of options exercised	—	—	2,055	—	—	—	—	2,055
Exercise of options, net of 7,627 shares delivered to pay exercise price	419,210	42	5,161	—	—	—	(103)	5,100
Amortization of deferred compensation	—	—	3,529	—	—	—	—	3,529
Balance, December 31, 2007	60,361,068	$6,036	$ 89,494	$ —	$ —	$ 18,179	$(12,857)	$100,852

The accompanying notes are an integral part of the consolidated financial statements.

VECTOR GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands, except per share amounts)		
Cash flows from operating activities:			
Net income	$ 73,803	$ 42,712	$ 52,385
Income from discontinued operations	—	—	(3,034)
Extraordinary item	—	—	(6,766)
	73,803	42,712	42,585
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,202	9,888	11,220
Non-cash stock-based expense	3,529	3,926	3,133
Non-cash portion of restructuring and impairment charges	(120)	1,437	(127)
Loss on extinguishment of debt	—	16,166	—
Minority interests	—	—	1,969
Gain on sale of investment securities available for sale	—	(3,019)	(1,426)
Gain on sale of assets	—	(2,210)	(12,432)
Provision for loss on uncollectible receivable	—	—	2,750
Deferred income taxes	44,656	(10,379)	20,904
Gain from conversion of LTS notes	(6,388)	—	(9,461)
Equity loss on operations of LTS	—	—	299
Provision for loss on marketable securities	1,216	—	433
Equity income in non-consolidated real estate businesses	(16,243)	(9,086)	(7,543)
Distributions from non-consolidated real estate businesses	8,878	7,311	5,935
Non-cash interest expense	13,912	5,176	1,068
Changes in assets and liabilities (net of effect of acquisitions and dispositions):			
Receivables	12,367	(2,766)	(10,235)
Inventories	4,474	(20,904)	8,546
Change in book overdraft	(179)	759	—
Accounts payable and accrued liabilities	(46,960)	(2,881)	6,172
Cash payments on restructuring liabilities	(884)	(1,284)	(4,842)
Other assets and liabilities, net	6,935	11,169	8,509
Cash flows from discontinued operations	—	—	732
Net cash provided by operating activities	109,198	46,015	68,189
Cash flows from investing activities:			
Proceeds from sale of businesses and assets	917	1,486	14,118
Proceeds from sale or maturity of investment securities	—	30,407	7,490
Purchase of investment securities	(6,571)	(19,706)	(4,713)
Proceeds from sale or liquidation of long-term investments	71	326	48
Purchase of long-term investments	(40,091)	(35,345)	(227)
Purchase of LTS stock	—	—	(3,250)
(Increase) decrease in restricted assets	(492)	(1,527)	16
Investments in non-consolidated real estate businesses	(750)	(9,850)	(6,250)
Distributions from non-consolidated real estate businesses	1,000	—	5,500
Issuance of note receivable	—	—	(2,750)
Costs associated with New Valley acquisition	—	—	(2,422)
Capital expenditures	(5,189)	(9,558)	(10,295)
Increase in cash surrender value of life insurance policies	(838)	(898)	—
Cash flows from discontinued operations	—	—	66,912
Net cash (used in) provided by investing activities	(51,943)	(44,665)	64,177

The accompanying notes are an integral part of the consolidated financial statements.

VECTOR GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands, except per share amounts)		
Cash flows from financing activities:			
Proceeds from issuance of debt	174,576	118,146	50,841
Repayments of debt	(41,200)	(72,925)	(4,305)
Deferred financing charges	(9,985)	(5,280)	(2,068)
Borrowings under revolver	537,746	514,739	457,111
Repayments on revolver	(534,950)	(502,753)	(457,127)
Distributions on common stock	(99,249)	(90,138)	(70,252)
Proceeds from exercise of Vector options and warrants	5,100	2,571	3,626
Tax benefit of options exercised	2,055	—	—
Other, net	—	—	76
Cash flows from discontinued operations	—	—	(39,213)
Net cash provided by (used in) financing activities	34,093	(35,640)	(61,311)
Net increase (decrease) in cash and cash equivalents	91,348	(34,290)	71,055
Cash and cash equivalents, beginning of year	146,769	181,059	110,004
Cash and cash equivalents, end of year	$ 238,117	$ 146,769	$ 181,059

The accompanying notes are an integral part of the consolidated financial statements.

(Dollars in Thousands, Except Per Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Basis of Presentation:*

The consolidated financial statements of Vector Group Ltd. (the "Company" or "Vector") include the accounts of VGR Holding LLC ("VGR Holding"), Liggett Group LLC ("Liggett"), Vector Tobacco Inc. ("Vector Tobacco"), Liggett Vector Brands Inc. ("Liggett Vector Brands"), New Valley LLC ("New Valley") and other less significant subsidiaries. All significant intercompany balances and transactions have been eliminated.

Liggett is engaged in the manufacture and sale of cigarettes in the United States. Vector Tobacco is engaged in the development and marketing of low nicotine and nicotine-free cigarette products and the development of reduced risk cigarette products. New Valley is engaged in the real estate business and is seeking to acquire additional operating companies and real estate properties.

As discussed in Note 19, New Valley's real estate leasing operations, sold in February 2005, are presented as discontinued operations for the year ended December 31, 2005.

Certain amounts in the Company's consolidated balance sheet as of December 31, 2006 have been reclassified to conform to the current year's presentation. This reclassification includes bifurcating "Accrued taxes payable, net" as of December 31, 2006 into "Income taxes payable, net" and "Accrued excise and payroll taxes payable, net".

(b) *Estimates and Assumptions:*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include restructuring and impairment charges, inventory valuation, deferred tax assets, allowance for doubtful accounts, promotional accruals, sales returns and allowances, actuarial assumptions of pension plans, the estimated fair value of embedded derivative liabilities, settlement accruals and litigation and defense costs. Actual results could differ from those estimates.

(c) *Cash and Cash Equivalents:*

For purposes of the statements of cash flows, cash includes cash on hand, cash on deposit in banks and cash equivalents, comprised of short-term investments which have an original maturity of 90 days or less. Interest on short-term investments is recognized when earned. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation (FDIC) and Securities Investor Protection Corporation (SPIC) insure these balances, up to $100 and $500, respectively, and substantially all of the Company's cash balances at December 31, 2007 are uninsured.

(d) *Financial Instruments:*

The carrying value of cash and cash equivalents, restricted assets and short-term loans approximate their fair value.

The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value. The fair value of long-term debt for the years ended December 31, 2007 and 2006 was estimated based on current market quotations.

As required by Statement of Financial Accounting Standards ("SFAS") No. 133, amended by SFAS No. 138, derivatives embedded within the Company's convertible debt are recognized on the Company's balance sheet and are stated at estimated fair value as determined by a third party at each reporting period. Changes in the fair value of the embedded derivatives are reflected quarterly as "Change in fair value of derivatives embedded within convertible debt."

The methods and assumptions used by the Company's management in estimating fair values for financial instruments presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

(e) Investment Securities:

The Company classifies investments in debt and marketable equity securities as available for sale. Investments classified as available for sale are carried at fair value, with net unrealized gains and losses included as a separate component of stockholders' equity. The cost of securities sold is determined based on average cost.

Gains are recognized when realized in the Company's consolidated statements of operations. Losses are recognized as realized or upon the determination of the occurrence of an other-than-temporary decline in fair value. The Company's policy is to review its securities on a periodic basis to evaluate whether any security has experienced an other-than-temporary decline in fair value. If it is determined that an other-than-temporary decline exists in one of the Company's marketable securities, it is the Company's policy to record an impairment charge with respect to such investment in the Company's consolidated statements of operations. The Company recorded a loss related to other-than-temporary declines in the fair value of its marketable equity securities of $1,216 and $433 for the years ended December 31, 2007 and 2005, respectively.

(f) Significant Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its temporary cash in money market securities (investment grade or better) with what management believes are high credit quality financial institutions.

Liggett's customers are primarily candy and tobacco distributors, the military and large grocery, drug and convenience store chains. One customer accounted for approximately 8.7%, 10.8% and 11.9% of Liggett's revenues in 2007, 2006 and 2005, respectively, and accounts receivable of approximately $26, $10,603 and $107 at December 31, 2007, 2006 and 2005, respectively. Sales to this customer were primarily in the private label discount segment. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers, located primarily throughout the United States, comprising Liggett's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. Liggett maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management's expectations.

(g) Accounts Receivable:

Accounts receivable-trade are recorded at their net realizable value.

The allowance for doubtful accounts and cash discounts was $120 and $611 at December 31, 2007 and 2006, respectively.

(h) Inventories:

Tobacco inventories are stated at the lower of cost or market and are determined primarily by the last-in, first-out (LIFO) method at Liggett and the first-in, first out (FIFO) method at Vector Tobacco. Although portions of leaf tobacco inventories may not be used or sold within one year because of the time required for aging, they are included in current assets, which is common practice in the industry. It is not practicable to determine the amount that will not be used or sold within one year.

The Company recorded a charge to operations for LIFO layer liquidations of $1,942 and $924 for the years ended December 31, 2007 and 2005, respectively, and an increase in income of $790 for LIFO layer increments for the year ended December 31, 2006.

In 2004, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 151, "Inventory Costs". SFAS No. 151 requires that abnormal idle facility expense and spoilage, freight and handling costs be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead costs to inventories be based on the normal capacity of the production facility. The Company adopted the provisions of SFAS No. 151 prospectively on January 1, 2006 and the effect of adoption did not have a material impact on its consolidated results of operations, financial position or cash flows.

(i) Restricted Assets:

Long-term restricted assets of $8,766 and $8,274 at December 31, 2007 and 2006, respectively, consist primarily of certificates of deposit which collateralize letters of credit and deposits on long-term debt. The certificates of deposit mature at various dates from January 2008 to February 2009.

(j) Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets, which are 20 to 30 years for buildings and 3 to 10 years for machinery and equipment.

Repairs and maintenance costs are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.

(k) Investment in Non-Consolidated Real Estate Businesses:

In accounting for its investment in non-consolidated real estate businesses, the Company applies FASB Interpretation No. 46(R) ("FIN 46(R)"), "Consolidation of Variable Interest Entities", which clarified the application of Accounting Research Bulletin No. 51 ("ARB No. 51"), "Consolidated Financial Statements". FIN 46(R) requires the Company to identify its participation in Variable Interest Entities ("VIE"), which are defined as entities with a level of invested equity insufficient to fund future activities to operate on a stand-alone basis, or whose equity holders lack certain characteristics typical to holders of equity interests, such as voting rights. For entities identified as VIEs, FIN 46(R) sets forth a model to evaluate potential consolidation based on an assessment of which party, if any, bears a majority of the exposure to the expected losses, or stands to gain from a majority of the expected returns. FIN 46(R) also sets forth certain disclosures regarding interests in VIEs that are deemed significant, even if consolidation is not required.

New Valley accounts for its 50% interests in Douglas Elliman Realty LLC, Koa Investors LLC and 16th & K Holdings LLC, and, prior to the fourth quarter of 2007, accounted for its interest in Ceebraid Acquisition Corporation ("Ceebraid") on the equity method because the entities neither meet the definition of a VIE nor is New Valley each respective entity's primary beneficiary, as defined in FIN 46(R).

In addition, FIN 46(R) includes a scope exception for certain entities that are deemed to be "businesses" and meet certain other criteria. Entities that meet this scope exception are not subject to the accounting and disclosure rules of FIN 46(R), but are subject to the pre-existing consolidation rules under ARB No. 51, which are based on an analysis of voting rights. This scope exception applies to New Valley's investment in Douglas Elliman Realty LLC and, as a result, under the applicable ARB No. 51 rules, the Company is not required to consolidate this business.

(l) Intangible Assets:

The Company is required to conduct an annual review of intangible assets for potential impairment including the intangible asset of $107,511, which is not subject to amortization due to its indefinite useful life. This intangible asset relates to the exemption of The Medallion Company ("Medallion"), acquired in April 2002, under the Master Settlement Agreement, which states payments under the MSA continue in perpetuity. As a result, the Company believes it will realize the benefit of the exemption for the foreseeable future.

Other intangible assets, included in other assets, consisting of trademarks and patent rights, are amortized using the straight-line method over 10-12 years and had a net book value of $53 and $60 at December 31, 2007 and 2006, respectively. In connection with the December 2006 restructuring of Vector Research Ltd., the Company recorded an impairment charge of approximately $650 related to a patent, which is included as a component of "Restructuring and impairment charges" in the Company's consolidated statement of operations for the year ended December 31, 2006.

(m) Impairment of Long-Lived Assets:

The Company reviews long-lived assets for impairment annually or whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value of the asset on the basis of discounted cash flow. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

As discussed in Note 2, the Company recorded a $954 asset impairment charge in 2006 related to the restructuring of Vector Research Ltd. This amount has been included as a component of "Restructuring and impairment charges" in the Company's consolidated statement of operations for the year ended December 31, 2006.

(n) Pension, postretirement and postemployment benefits plans:

The cost of providing retiree pension benefits, health care and life insurance benefits is actuarially determined and accrued over the service period of the active employee group. On September 29, 2006, SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" was issued. SFAS No. 158 requires, among other things, the recognition of the funded status of each defined benefit pension plan, retiree health care and other postretirement benefit plans and postemployment benefit plans on the balance sheet. The Company adopted SFAS No. 158 as of December 31, 2006. (See Note 9.)

(o) Stock Options:

Effective January 1, 2006, the Company accounted for employee stock compensation plans under SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which requires companies to measure compensation cost for share-based payments at fair value.

Prior to January 1, 2006, the Company accounted for employee stock compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees" with the intrinsic value-based method permitted by SFAS No. 123, and "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment to FASB Statement No. 123." Accordingly, no compensation expense was recognized when the exercise price was equal to the market price of the underlying common stock on the date of grant for the year ended December 31, 2005. (See Note 11.)

(p) Income Taxes:

We adopted FIN 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", on January 1, 2007. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 requires that a liability created for unrecognized deferred tax benefits shall be presented as a liability and not combined with deferred tax liabilities or assets.

Deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized.

(q) Distributions and dividends on common stock:

The Company records distributions on its common stock as dividends in its consolidated statement of stockholders' equity to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction to additional paid-in-capital.

(r) Revenue Recognition:

Sales: Revenues from sales are recognized upon the shipment of finished goods when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sale price is determinable and collectibility is reasonably assured. The Company provides an allowance for expected sales returns, net of any related inventory cost recoveries. Certain sales incentives, including buydowns, are classified as reductions of net sales in accordance with the FASB's Emerging Issues Task Force ("EITF") Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." In accordance with EITF Issue No. 06-3, "How Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)", the Company's accounting policy is to include federal excise taxes in revenues and cost of goods sold. Such revenues and cost of goods sold totaled $176,269, $174,339 and $161,753 for the years ended December 31, 2007, 2006 and 2005, respectively. Since the Company's primary line of business is tobacco, the Company's financial position and its results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes in the near term.

Shipping and Handling Fees and Costs: Shipping and handling fees related to sales transactions are neither billed to customers nor recorded as revenue. Shipping and handling costs, which were $7,610 in 2007, $7,329 in 2006 and $6,596 in 2005, are recorded as operating, selling, administrative and general expenses.

(s) Advertising and Research and Development:

Advertising costs, which are expensed as incurred and included within operating, selling, administration and general expenses, were $175, $172 and $296 for the years ended December 31, 2007, 2006 and 2005, respectively.

Research and development costs, primarily at Vector Tobacco, are expensed as incurred and included within operating, selling, administration and general expenses, and were $4,220, $7,750 and $10,089 for the years ended December 31, 2007, 2006 and 2005, respectively.

(t) Earnings Per Share:

Information concerning the Company's common stock has been adjusted to give effect to the 5% stock dividends paid to Company stockholders on September 28, 2007, September 29, 2006 and September 29, 2005, respectively. The dividends were recorded at par value of $287 in 2007, $271 in 2006 and $210 in 2005 since the Company did not have retained earnings in each of the aforementioned years. In connection with the 5% stock dividends, the Company increased the number of outstanding stock options by 5% and reduced the exercise prices accordingly.

In March 2004, the EITF reached a final consensus on Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement 128", which established standards regarding the computation of earnings per share ("EPS") by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. For purposes of calculating basic EPS, earnings available to common stockholders for the period are reduced by the contingent interest and the non-cash interest expense associated with the discounts created by the beneficial conversion features and embedded derivatives related to the Company's convertible debt issued in 2004, 2005 and 2006. The convertible debt issued by the Company in 2004, 2005 and 2006, which are participating securities due to the contingent interest feature, had no impact on EPS for the years ended December 31, 2007, 2006 and 2005, as the dividends on the common stock reduced earnings available to common stockholders so there were no unallocated earnings under EITF Issue No. 03-6.

As discussed in Note 11, the Company has stock option awards which provide for common stock dividend equivalents at the same rate as paid on the common stock with respect to the shares underlying the unexercised portion of the options. These outstanding options represent participating securities under EITF Issue No. 03-6. Because the Company accounted for the dividend equivalent rights on these options as additional compensation cost in accordance with APB Opinion No. 25, these participating securities had no impact on the calculation of basic EPS in periods ending prior to January 1, 2006. Effective with the adoption of SFAS No. 123(R) on January 1, 2006, the Company recognizes payments of the dividend equivalent rights ($6,475, net of taxes of $200, and $6,186, net of taxes of $227, for the years ended December 31, 2007 and 2006, respectively) on these options as reductions in additional paid-in capital on the Company's consolidated balance sheet. As a result, in its calculation of basic EPS for the year ended December 31, 2007 and 2006, respectively, the Company has adjusted its net income for the effect of these participating securities as follows:

	2007	2006	2005
Net income	$73,803	$42,712	$52,385
Income attributable to participating securities	(4,817)	(2,958)	—
Net income available to common stockholders	$68,986	$39,754	$52,385

Basic EPS is computed by dividing net income available to common stockholders by the weighted-average number of shares outstanding, which includes vested restricted stock. Diluted EPS includes the dilutive effect of stock options and unvested restricted stock grants and warrants and convertible securities.

Basic and diluted EPS were calculated using the following shares for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Weighted-average shares for basic EPS	59,614,000	56,968,694	48,762,326
Plus incremental shares related to stock options and warrants	1,665,571	1,498,573	2,385,934
Plus incremental shares related to convertible debt	—	—	6,436,853
Weighted-average shares for diluted EPS	61,279,571	58,467,267	57,585,113

The following stock options, non-vested restricted stock and shares issuable upon the conversion of convertible debt were outstanding during the years ended December 31, 2007, 2006 and 2005 but were not included in the computation of diluted EPS because the exercise prices of the options and the per share expense associated with the restricted stock were greater than the average market price of the common shares during the respective periods, and the impact of common shares issuable under the convertible debt were anti-dilutive to EPS.

	Year Ended December 31,		
	2007	2006	2005
Number of stock options	166,333	522,767	240,653
Weighted-average exercise price	$ 27.54	$ 20.07	$ 25.26
Weighted-average shares of non- vested restricted stock	N/A	643,947	161,707
Weighted-average expense per share	N/A	$ 17.84	$ 17.79
Weighted-average number of shares issuable upon conversion of debt	12,315,489	12,913,822	12,505,887
Weighted-average conversion price	$ 18.02	$ 18.07	$ 19.12

Diluted EPS are calculated by dividing income by the weighted average common shares outstanding plus dilutive common stock equivalents. The Company's convertible debt was anti-dilutive in 2007 and 2006 and, in 2005, the Company's 5% variable interest senior convertible notes due 2011 were anti-dilutive. As a result of the dilutive nature in 2005 of the Company's 6.25% convertible subordinated notes due 2008, the Company adjusted its net income for the effect of these convertible securities for purposes of calculating diluted EPS as follows:

	Year Ended December 31,		
	2007	2006	2005
Net income	$73,803	$42,712	$52,385
Expense attributable to 6.25% convertible subordinated notes due 2008	—	—	5,766
Income attributable to participating securities	(4,817)	(2,958)	—
Net income for diluted EPS	$68,986	$39,754	$58,151

(u) Comprehensive Income:

Other comprehensive income is a component of stockholders' equity and includes such items as the unrealized gains and losses on investment securities available for sale, forward contracts, minimum pension liability adjustments and, prior to December 9, 2005, the Company's proportionate interest in New Valley's capital transactions. Total comprehensive income for the years ended December 31, 2007, 2006 and 2005 was as follows:

	Year Ended December 31,		
	2007	2006	2005
Net income	$73,803	$42,712	$52,385
Net unrealized gains on investment securities available for sale:			
Change in net unrealized gains, net of income taxes and minority interests	8,248	6,556	165
Net unrealized losses (gains) reclassified into net income, net of income taxes and minority interests	719	(1,784)	(659)
	8,967	4,772	(494)
Net unrealized gains on long-term investments accounted for under the equity method	226	173	—
Net change in forward contracts	28	254	(599)
Net change in pension-related amounts, net of income taxes	11,545	9,461	322
Comprehensive income	$94,569	$57,372	$51,614

The components of accumulated other comprehensive income (loss), net of taxes, were as follows as of December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
Net unrealized gains on investment securities available for sale, net of income taxes of $9,943 and $3,737, respectively	$14,367	$ 5,400
Net unrealized gains on long-term investments accounted for under the equity method, net of income taxes of $276 and $120, respectively	399	173
Forward contracts adjustment, net of income taxes of $219 and $226, respectively	(317)	(345)
Pension-related amounts net of income taxes of $2,452 and $5,076, respectively	3,730	(7,815)
Accumulated other comprehensive income (loss)	$18,179	$(2,587)

(v) Contingencies:

The Company records Liggett's product liability legal expenses and other litigation costs as operating, selling, general and administrative expenses as those costs are incurred. As discussed in Note 12, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against Liggett.

Management is unable to make a reasonable estimate with respect to the amount or range of loss that could result from an unfavorable outcome of pending tobacco-related litigation or the costs of defending such cases, and the Company has not provided any amounts in its consolidated financial statements for unfavorable outcomes, if any. Litigation is subject to many uncertainties, and it is possible that the Company's consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.

(w) New Accounting Pronouncements:

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments". SFAS No. 155 amends SFAS Nos. 133 and 140 and relates to the financial reporting of certain hybrid financial instruments. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of fiscal years commencing after September 15, 2006. The Company's adoption of SFAS No. 155 did not impact its consolidated financial statements.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)", which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 requires that a liability created for unrecognized deferred tax benefits shall be presented as a liability and not combined with deferred tax liabilities or assets. The adoption of FIN 48 is discussed in Note 10.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value should be based on assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy of three levels that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. The provisions of SFAS No. 157 will become effective for the Company beginning January 1, 2008. Generally, the provisions of this statement are to be applied prospectively. Certain situations, however, require retrospective application as of the beginning of the year of adoption through the recognition of a cumulative effect of accounting change. Such retrospective application is required for financial instruments, including derivatives and certain hybrid instruments with limitations on initial gains or losses under EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities". In February 2008, the FASB Staff issued a Staff Position that will partially defer the effective date of SFAS No. 157 for one year for certain nonfinancial assets and nonfinancial liabilities and remove certain leasing transactions from the scope of SFAS No. 157. The Company has not completed its assessment of the impact of this standard on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of their benefit plans as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income. The funded status is measured as the difference between the fair value of the plan's assets and its benefit obligation. In addition, SFAS No. 158 requires an employer to measure benefit plan assets and obligations that determine the funded status of a plan as of the end of its fiscal year. The Company presently measures the funded status of its plans at September 30 and the new measurement date requirements become effective for the Company for the year ending December 31, 2008. The prospective requirement to recognize the funded status of a benefit plan and to provide the required disclosures became effective for the Company on December 31, 2006. The adoption of SFAS No. 158 did not have an impact on the Company's results of operations or cash flows. The adoption of SFAS No. 158 resulted in a $10,705 reduction of "Prepaid pension costs," which is classified in other assets, a decrease in an intangible asset of $1,232, an increase of $4,643 in "Deferred income taxes," which is also included in other assets, an increase of other accrued current liabilities of $1,142, a decrease of non-current employee benefits of $1,799, which is comprised of a $349 decrease in non-current pension liabilities and an $1,450 decrease in non-current postretirement liabilities, and an $11,280 ($6,637 net of taxes) increase to "Accumulated Other Comprehensive Income (Loss)," which is included in stockholders' equity.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. The provisions of SAB 108 are required to be applied beginning December 31, 2006. The adoption of SAB 108 did not impact the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided the entity also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), a revised version of SFAS No. 141, "Business Combinations." The revision is intended to simplify existing guidance and converge rulemaking under U.S. Generally Accepted Accounting Principles ("GAAP") with international accounting rules. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The new standard also converges financial reporting under U.S. GAAP with international accounting rules. The Company is currently assessing the impact, if any, of SFAS No. 141(R) on its consolidated financial statements.

2. RESTRUCTURINGS

Vector Research 2006 Restructuring. In November 2006, the Company's Board of Directors determined to discontinue the genetics operation of its subsidiary, Vector Research, and, not to pursue FDA approval of QUEST as a smoking cessation aide, due to the projected significant additional time and expense involved in seeking such approval. In connection with this decision, Vector Research eliminated 12 full-time positions effective December 31, 2006.

The Company recognized pre-tax restructuring and inventory impairment charges of $2,664, during the fourth quarter of 2006. The restructuring charges include $484 relating to employee severance and benefit costs, $338 for contract termination and other associated costs, approximately $954 for asset impairment and $890 in inventory write-offs. Approximately $1,842 of these charges represent non-cash items.

The components of the combined pre-tax restructuring charges relating to the 2006 Vector Research Ltd. restructurings for the years ended December 31, 2007 and 2006, respectively, were as follows:

	Employee Severance and Benefits	Non-Cash Asset Impairment	Contract Termination/ Exit Costs	Total
Balance, January 1, 2006	$ —	$ —	$ —	$ —
Restructuring charges	484	1,842	338	2,664
Utilized	—	(1,842)	—	(1,842)
Balance, December 31, 2006	$ 484	$ —	$ 338	$ 822
Change in estimate	(71)	—	8	(63)
Utilized	(343)	—	(346)	(689)
Balance, December 31, 2007	$ 70	$ —	$ —	$ 70

Liggett Vector Brands Restructurings. During April 2004, Liggett Vector Brands adopted a restructuring plan in its continuing effort to adjust the cost structure of the Company's tobacco business and improve operating efficiency. As part of the plan, Liggett Vector Brands eliminated 83 positions and consolidated operations, subletting its New York office space and relocating several employees. As a result of these actions, the Company recognized pre-tax restructuring charges of $2,735 in 2004, including $798 relating to employee severance and benefit costs and $1,937 for contract termination and other associated costs. Approximately $503 of these charges represented non-cash items.

On October 6, 2004, the Company announced an additional plan to further restructure the operations of Liggett Vector Brands, its sales, marketing and distribution agent for its Liggett and Vector Tobacco subsidiaries. Liggett Vector Brands has realigned its sales force and adjusted its business model to more efficiently serve its chain and independent accounts nationwide. Liggett Vector Brands is seeking to expand the portfolio of private and control label partner brands by utilizing a pricing strategy that offers long-term list price stability for customers. In connection with the restructuring, the Company eliminated approximately 330 full-time positions and 135 part-time positions as of December 15, 2004.

The Company recognized pre-tax restructuring charges of $10,583 in 2004, with approximately $5,659 of the charges related to employee severance and benefit costs and approximately $4,924 to contract termination and other associated costs. Approximately $2,503 of these charges represented non-cash items. Additionally, the Company incurred other charges in 2004 for various compensation and related payments to employees which are related to the restructuring. These charges of $1,670 were included in selling, general and administrative expenses.

The components of the combined pre-tax restructuring charges relating to the 2004 Liggett Vector Brands restructurings for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Employee Severance and Benefits	Non-Cash Asset Impairment	Contract Termination/ Exit Costs	Total
Balance, January 1, 2005	$ 3,614	$ 186	$ 3,285	$ 7,085
Change in estimate	(54)	(73)	—	(127)
Utilized	(2,847)	(113)	(1,882)	(4,842)
Balance, December 31, 2005	$ 713	$ —	$ 1,403	$ 2,116
Change in estimate	(103)	—	(25)	(128)
Utilized	(610)	—	(528)	(1,138)
Balance, December 31, 2006	$ —	$ —	$ 850	$ 850
Change in estimate	—	—	(57)	(57)
Utilized	—	—	(195)	(195)
Balance, December 31, 2007	$ —	$ —	$ 598	$ 598

3. INVESTMENT SECURITIES AVAILABLE FOR SALE

Investment securities classified as available for sale are carried at fair value, with net unrealized gains or losses included as a component of stockholders' equity, net of taxes and minority interests. For the years ended December 31, 2007, 2006 and 2005, net realized gains were $0, $3,019 and $1,426, respectively. The Company recorded a loss related to other-than-temporary declines in the fair value of its marketable equity securities of $1,216 and $433 for the years ended December 31, 2007 and 2005, respectively. (See Note 1.)

The components of investment securities available for sale at December 31, 2007 and 2006 were as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
2007				
Marketable equity securities	$21,565	$24,374	$ (64)	$45,875
2006				
Marketable equity securities	$ 9,643	$10,017	$(700)	$18,960

Investment securities available for sale as of December 31, 2007 and December 31, 2006 include New Valley LLC's 13,888,889 and 11,111,111 shares, respectively, of Ladenburg Thalmann Financial Services Inc. ("LTS") common stock, which were carried at $29,444 and $13,556, respectively (see Note 17). Investment securities available for sale as of December 31, 2007 also include 2,257,110 shares of Opko Health Inc. ("Opko") common stock, which were carried at $6,433. In February 2008, the Company purchased an additional 2,800,000 shares of Opko in a private placement for $5,040. The Opko shares were acquired in a private placement and have not been registered for resale.

4. INVENTORIES

Inventories consist of:

	December 31, 2007	December 31, 2006
Leaf tobacco	$41,502	$33,363
Other raw materials	4,847	2,725
Work-in-process	710	1,348
Finished goods	45,331	57,485
Inventories at current cost	92,390	94,921
LIFO adjustments	(5,565)	(3,622)
	$86,825	$91,299

The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated requirements and are at prices, including carrying costs, established at the commitment date. At December 31, 2007, Liggett had leaf tobacco purchase commitments of approximately $12,421. There were no leaf tobacco purchase commitments at Vector Tobacco at that date. During 2007 the Company entered into a single source supply agreement for fire safe cigarette paper through 2012.

In connection with the Company's decision in November 2006 to discontinue the genetics operation of Vector Research Ltd. and not to pursue, at this time, FDA approval of QUEST as a smoking cessation aide, the Company recognized a non-cash charge of $890 to adjust the carrying value of the remaining excess QUEST leaf tobacco inventory in 2006. The charge was recorded in cost of goods sold for the year ended December 31, 2006.

The Company capitalizes the incremental prepaid cost of the Master Settlement Agreement in ending inventory.

LIFO inventories represent approximately 95% and 93% of total inventories at December 31, 2007 and 2006, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	December 31, 2007	December 31, 2006
Land and improvements	$ 1,418	$ 1,418
Buildings	13,575	13,366
Machinery and equipment	103,416	103,241
Leasehold improvements	2,209	2,017
Construction-in-progress	1,151	525
	121,769	120,567
Less accumulated depreciation	(67,337)	(60,646)
	$ 54,432	$ 59,921

Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 was $10,202, $9,888 and $11,220, respectively. Future machinery and equipment purchase commitments at Liggett were $3,657 at December 31, 2007.

In December 2005, Liggett completed the sale for $15,450 of its former manufacturing facility, research facility and offices in Durham, North Carolina with a net book value of approximately $2,212. In connection with the sale, the Company recorded a gain of $7,706, net of income taxes of $5,042, in 2005.

In February 2005, New Valley completed the sale of its two office buildings in Princeton, New Jersey for $71,500. (See Note 19). In connection with the sale, the Company recorded a gain of $2,952, net of minority interests and income taxes, in 2005.

During 2006, Liggett Vector Brands recognized an impairment charge of $324 associated with its decision to dispose of an asset to an unrelated third party. The asset was sold in the fourth quarter of 2006.

In February 2001, Liggett sold a warehouse facility in a sale-leaseback arrangement which resulted in a deferred gain of $1,139, to be amortized over the 15-year lease term. The lease provided the owner an early termination option which was exercisable for $1,500. The owner exercised that option in April 2006, and Liggett vacated the premises effective December 31, 2006. During December 2006, Liggett recognized $2,476 of income related to recognition of the unamortized portion of the original deferred gain on sale and early termination option payments received by Liggett from the owner.

6. LONG-TERM INVESTMENTS

Long-term investments consist of investments in the following:

	December 31, 2007		December 31, 2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Investment partnerships accounted for at cost	$72,971	$89,007	$32,971	$47,560
Investments accounted for on the equity method	$10,495	$10,495	$10,230	$10,230

The principal business of these investment partnerships is investing in investment securities and real estate. The estimated fair value of the investment partnerships was provided by the partnerships based on the indicated market values of the underlying assets or investment portfolio. New Valley is an investor in real estate partnerships where it has committed to make additional investments of up to an aggregate of $172 at December 31, 2007. The investments in these investment partnerships are illiquid and the ultimate realization of these investments is subject to the performance of the underlying partnership and its management by the general partners.

In August 2006, the Company invested $25,000 in Icahn Partners, LP, a privately managed investment partnership, of which Carl Icahn is the portfolio manager and the controlling person of the general partner, and manager of the partnership. In September 2007, the Company invested an additional $25,000 in Icahn Partners, LP. Based on information available in public filings, the Company believes affiliates of Mr. Icahn are the beneficial owners of approximately 20.2% of Vector's common stock at December 31, 2007.

The Company's investments constituted less than 3% of the invested funds in each of the other partnerships at December 31, 2007 and 2006 and, in accordance with EITF Topic No. D-46, "Accounting for Limited Partnership Investments", the Company has accounted for such investments using the cost method of accounting.

On November 1, 2006, the Company invested $10,000 in Jefferies Buckeye Fund, LLC ("Buckeye Fund"), a privately managed investment partnership, of which Jefferies Asset Management, LLC is the portfolio manager. The Company believes affiliates of Jefferies Asset Management, LLC beneficially owned approximately 6.5% of Vector's common stock as of December 31, 2007. The Company's investment in the Buckeye Fund represented approximately 13.4% of the amounts invested in the Buckeye Fund at December 31, 2007. In accordance with EITF Issue No. 03-16, "Accounting for Investments in Limited Liability Companies", the Company has accounted for its investment in Buckeye Fund using the equity method of accounting and carried its investment in the Buckeye Fund at $10,495 and $10,230 as of December 31, 2007 and 2006, respectively. The amounts include $675 ($399 net of income taxes) and $292 ($173 net of income taxes) of unrealized gains on investment securities at December 31, 2007 and 2006, respectively. The Company recorded a loss of $118 and $62 associated with the Buckeye Fund for the years ended December 31, 2007 and 2006, respectively.

In the future, the Company may invest in other investments, including limited partnerships, real estate investments, equity securities, debt securities, derivatives and certificates of deposit, depending on risk factors and potential rates of return.

7. NOTES PAYABLE, LONG-TERM DEBT AND OTHER OBLIGATIONS

Notes payable, long-term debt and other obligations consist of:

	December 31, 2007	December 31, 2006
Vector:		
11% Senior Secured Notes due 2015	$165,000	$ —
3.875% Variable Interest Senior Convertible Debentures due 2026, net of unamortized discount of $84,299 and $84,056*	25,701	25,944
5% Variable Interest Senior Convertible Notes due 2011, net of unamortized net discount of $48,027 and $53,904*	63,837	57,960
Liggett:		
Revolving credit facility	14,782	11,986
Term loan under credit facility	7,822	—
Equipment loans	9,660	12,660
Vector Tobacco:		
Notes payable — Medallion acquisition due 2007	—	35,000
V.T. Aviation:		
Note payable	6,470	7,448
VGR Aviation:		
Note payable	4,370	4,655
Other	154	337
Total notes payable, long-term debt and other obligations	297,796	155,990
Less:		
Current maturities	(20,618)	(52,686)
Amount due after one year	$277,178	$103,304

* The fair value of the derivatives embedded within the 3.875% Variable Interest Senior Convertible Debentures ($67,911 and $59,807 at December 31, 2007 and December 31, 2006, respectively) and the 5% Variable Interest Senior Convertible Notes ($33,671 at December 31, 2007 and $35,666 at December 31, 2006, respectively) is separately classified as a derivative liability in the consolidated balance sheets.

11% Senior Secured Notes due 2015 — Vector:

In August 2007, the Company sold $165,000 of its 11% Senior Secured Notes due 2015 (the "Senior Secured Notes") in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. The Company intends to use the net proceeds of the issuance for general corporate purposes which may include working capital requirements, the financing of capital expenditures, future acquisitions, the repayment or refinancing of outstanding indebtedness, payment of dividends and distributions and the repurchase of all or any part of its outstanding convertible notes.

The Senior Secured Notes pay interest on a semi-annual basis at a rate of 11% per year and mature on August 15, 2015. The Company may redeem some or all of the Senior Secured Notes at any time prior to August 15, 2011 at a make-whole redemption price. On or after August 15, 2011 the Company may redeem some or all of the Senior Secured Notes at a premium that will decrease over time, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date. At any time prior to August 15, 2010, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Senior Secured Notes with the net proceeds of certain equity offerings at 111% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date. In the event of a change of control, as defined in the indenture governing the Senior Secured Notes, each holder of the Senior Secured Notes may require the Company to repurchase some or all of its Senior Secured Notes at a repurchase price equal to 101% of their aggregate principal amount plus accrued and unpaid interest and liquidated damages, if any to the date of purchase.

The Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by all of the wholly-owned domestic subsidiaries of the Company that are engaged in the conduct of the Company's cigarette businesses. In addition, some of the guarantees are collateralized by second priority or first priority security interests in certain collateral of some of the subsidiary guarantors, including their common stock, pursuant to security and pledge agreements.

In connection with the issuance of the Senior Secured Notes, the Company entered into a Registration Rights Agreement. The Company agreed to consummate a registered exchange offer for the Senior Secured Notes within 360 days after the date of the initial issuance of the Senior Secured Notes. The Company will be required to pay additional interest on the Senior Secured Notes if it fails to timely comply with its obligations under the Registration Rights Agreement until such time as it complies.

The indenture contains covenants that restrict the payment of dividends by the Company if the Company's consolidated earnings before interest, taxes, depreciation and amortization ("Consolidated EBITDA"), as defined in the indenture, for the most recently ended four full quarters is less than $50,000. The indenture also restricts the incurrence of debt if the Company's Leverage Ratio and its Secured Leverage Ratio, as defined in the indenture, exceed 3.0 and 1.5, respectively. The Company's Leverage Ratio is defined in the indenture as the ratio of the Company's and the guaranteeing subsidiaries' total debt less the fair market value of the Company's cash, investments in marketable securities and long-term investments to Consolidated EBITDA, as defined in the indenture. The Company's Secured Leverage Ratio is defined in the indenture in the same manner as the Leverage Ratio, except that secured indebtedness is substituted for indebtedness.

Variable Interest Senior Convertible Debt — Vector:

Vector has issued two series of variable interest senior convertible debt. Both series of debt pay interest on a quarterly basis at a stated rate plus an additional amount of interest on each payment date. The additional amount is based on the amount of cash dividends paid during the prior three-month period ending on the record date for such interest payment multiplied by the total number of shares of its common stock into which the debt will be convertible on such record date (the "Additional Interest").

3.875% Variable Interest Senior Convertible Debentures due 2026:

In July 2006, the Company sold $110,000 of its 3.875% variable interest senior convertible debentures due 2026 in a private offering to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933. The Company used the net proceeds of the offering to redeem its remaining 6.25% convertible subordinated notes due 2008 and for general corporate purposes.

The debentures pay interest on a quarterly basis at a rate of 3.875% per annum plus Additional Interest (the "Debenture Total Interest"). Notwithstanding the foregoing, however, the interest payable on each interest payment date shall be the higher of (i) the Debenture Total Interest and (ii) 5.75% per annum. The debentures are convertible into the Company's common stock at the holder's option. The conversion price, which was $19.50 per share at December 31, 2007, is subject to adjustment for various events, including the issuance of stock dividends.

The debentures will mature on June 15, 2026. The Company must redeem 10% of the total aggregate principal amount of the debentures outstanding on June 15, 2011. In addition to such redemption amount, the Company will also redeem on June 15, 2011 and at the end of each interest accrual period thereafter an additional amount, if any, of the debentures necessary to prevent the debentures from being treated as an "Applicable High Yield Discount

Obligation" under the Internal Revenue Code. The holders of the debentures will have the option on June 15, 2012, June 15, 2016 and June 15, 2021 to require the Company to repurchase some or all of their remaining debentures. The redemption price for such redemptions will equal 100% of the principal amount of the debentures plus accrued interest. If a fundamental change (as defined in the Indenture) occurs, the Company will be required to offer to repurchase the debentures at 100% of their principal amount, plus accrued interest and, under certain circumstances, a "make-whole premium".

5% Variable Interest Senior Convertible Notes Due November 2011:

In November 2004, the Company sold $65,500 of its 5% variable interest senior convertible notes due November 15, 2011 in a private offering to qualified institutional investors in accordance with Rule 144A under the Securities Act of 1933. The buyers of the notes had the right, for a 120-day period ending March 18, 2005, to purchase up to an additional $16,375 of the notes. At December 31, 2004, buyers had exercised their rights to purchase an additional $1,405 of the notes, and the remaining $14,959 principal amount of notes were purchased during the first quarter of 2005. In April 2005, Vector issued an additional $30,000 principal amount of 5% variable interest senior convertible notes due November 15, 2011 in a separate private offering to qualified institutional investors in accordance with Rule 144A. These notes, which were issued under a new indenture at a net price of 103.5%, were on the same terms as the $81,864 principal amount of notes previously issued in connection with the November 2004 placement.

The notes pay interest on a quarterly basis at a rate of 5% per annum plus Additional Interest (the "Notes Total Interest"). Notwithstanding the foregoing, however, during the period prior to November 15, 2006, the interest payable on each interest payment date is the higher of (i) the Notes Total Interest and (ii) 6.75% per year. The notes are convertible into the Company's common stock at the holder's option. The conversion price, which was $16.76 at December 31, 2007, is subject to adjustment for various events, including the issuance of stock dividends.

The notes will mature on November 15, 2011. The Company must redeem 12.5% of the total aggregate principal amount of the notes outstanding on November 15, 2009. In addition to such redemption amount, the Company will also redeem on November 15, 2009 and at the end of each interest accrual period thereafter an additional amount, if any, of the notes necessary to prevent the notes from being treated as an "Applicable High Yield Discount Obligation" under the Internal Revenue Code. The holders of the notes will have the option on November 15, 2009 to require the Company to repurchase some or all of their remaining notes. The redemption price for such redemptions will equal 100% of the principal amount of the notes plus accrued interest. If a fundamental change (as defined in the indenture) occurs, the Company will be required to offer to repurchase the notes at 100% of their principal amount, plus accrued interest and, under certain circumstances, a "make-whole premium".

Embedded Derivatives on the Variable Interest Senior Convertible Debt:

The portion of the Debenture Total Interest and the Notes Total Interest which is computed by reference to the cash dividends paid on the Company's common stock is considered an embedded derivative within the convertible debt, which the Company is required to separately value. Pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", the Company has bifurcated these embedded derivatives and, based on a valuation by a third party, estimated the fair value of the embedded derivative liability. The resulting discount created by allocating a portion of the issuance proceeds to the embedded derivative is then amortized to interest expense over the term of the debt using the effective interest method. Changes to the fair value of these embedded derivatives are reflected quarterly in the Company's consolidated statements of operations as "Changes in fair value of derivatives embedded within convertible debt." The value of the embedded derivative is contingent on changes in interest rates of debt instruments maturing over the duration of the convertible debt as well as projections of future cash and stock dividends over the term of the debt.

The estimated initial fair values of the embedded derivates associated with the 3.875% convertible debentures and the 5% convertible notes were $56,214 and $42,041, respectively, at the date of issuance.

A summary of non-cash interest expense associated with the amortization of the discount created by the embedded derivative liabilities for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Year Ended December 31,		
	2007	2006	2005
3.875% convertible debentures	$ (28)	$ 414	$ —
5% convertible notes	3,796	3,056	2,063
Interest expense associated with embedded derivatives	$3,768	$3,470	$2,063

A summary of non-cash changes in fair value of derivatives embedded within convertible debt is as follows:

	Year Ended December 31,		
	2007	2006	2005
3.875% convertible debentures	$(8,104)	$(3,593)	$ —
5% convertible notes	1,995	3,705	3,082
Gain (loss) on changes in fair value of derivatives embedded within convertible debt	$(6,109)	$ 112	$3,082

The following table reconciles the fair value of derivatives embedded within convertible debt at December 31, 2007.

	3.875% Convertible Debentures	5% Convertible Notes	Total
Balance at January 1, 2005	$ —	$25,687	$ 25,687
Issuance of 5% convertible notes	—	16,766	16,766
Gain from changes in fair value of embedded derivatives	—	(3,082)	(3,082)
Balance at December 31, 2005	—	39,371	39,371
Issuance of 3.875% convertible debentures	56,214	—	56,214
Loss (gain) from changes in fair value of embedded derivatives	3,593	(3,705)	(112)
Balance at December 31, 2006	59,807	35,666	95,473
Loss (gain) from changes in fair value of embedded derivatives	8,104	(1,995)	6,109
Balance at December 31, 2007	$67,911	$33,671	$101,582

Beneficial Conversion Feature on Variable Interest Senior Convertible Debt:

After giving effect to the recording of the embedded derivative liability as a discount to the convertible debt, the Company's common stock had a fair value at the issuance date of the debt in excess of the conversion price resulting in a beneficial conversion feature. EITF Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Convertible Ratios", requires that the intrinsic value of the beneficial conversion feature be recorded to additional paid-in capital and as a discount on the debt. The discount is then amortized to interest expense over the term of the debt using the effective interest method.

The initial intrinsic value of the beneficial conversion feature associated with the 3.875% convertible debentures and the 5% convertible notes was $28,381 and $22,138, respectively. In accordance with EITF Issue

No. 05-8, the beneficial conversion feature has been recorded, net of income taxes, as an increase to stockholders' equity.

	Year Ended December 31,		
	2007	2006	2005
Amortization of beneficial conversion feature:			
3.875% convertible debentures	$ (215)	$ 125	$ —
5% convertible notes	2,083	1,693	1,139
Interest expense associated with beneficial conversion feature	$1,868	$1,818	$1,139

Unamortized Debt Discount:

The following table reconciles unamortized debt discount at December 31, 2007.

	3.875% Convertible Debentures	5% Convertible Notes	Total
Balance at January 1, 2005	$ —	$38,739	$ 38,739
Issuance of 5% convertible debentures-embedded derivative	—	16,766	16,766
Issuance of 5% convertible debentures-premium on debt	—	(2,100)	(2,100)
Issuance of 5% convertible debentures-beneficial conversion feature	—	8,452	8,452
Amortization of embedded derivative	—	(2,063)	(2,063)
Amortization of beneficial conversion Feature	—	(1,139)	(1,139)
Balance at December 31, 2005	—	58,655	58,655
Issuance of 3.875% convertible debentures-embedded derivative	56,214	—	56,214
Issuance of 3.875% convertible debentures-beneficial conversion feature	28,381	—	28,381
Amortization of embedded derivative	(414)	(3,056)	(3,470)
Amortization of beneficial conversion Feature	(125)	(1,693)	(1,818)
Balance at December 31, 2006	$84,056	$53,906	$137,962
Amortization of embedded derivative	28	(3,796)	(3,768)
Amortization of beneficial conversion Feature	215	(2,083)	(1,868)
Balance at December 31, 2007	$84,299	$48,027	$132,326

6.25% Convertible Subordinated Notes Due July 15, 2008 — Vector:

In July 2001, Vector completed the sale of $172,500 (net proceeds of approximately $166,400) of its 6.25% convertible subordinated notes due July 15, 2008 through a private offering to qualified institutional investors in accordance with Rule 144A under the Securities Act of 1933. The notes paid interest at 6.25% per annum and were convertible into Vector's common stock, at the option of the holder. The conversion price was subject to adjustment for various events, and any cash distribution on Vector's common stock resulted in a corresponding decrease in the conversion price. In December 2001, $40,000 of the notes were converted into Vector's common stock, in October 2004, $8 of the notes were converted and, in June 2006, $70,000 of the notes were converted. The Company recorded a loss of $14,860 for the year ended December 31, 2006 on the conversion of the $70,000 of notes principally as a result of the issuance of 962,531 shares of common stock as an inducement for conversion. In

August 2006, Vector redeemed the remaining outstanding notes at a redemption price of 101.042% of the principal amount plus accrued interest. The Company recorded a loss of $1,306 in 2006 on the retirement of the notes.

Revolving Credit Facility — Liggett:

Liggett has a $50,000 credit facility with Wachovia Bank, N.A. ("Wachovia") under which $14,782 was outstanding at December 31, 2007. Availability as determined under the facility was approximately $14,000 based on eligible collateral at December 31, 2007. The facility is collateralized by all inventories and receivables of Liggett and a mortgage on Liggett's manufacturing facility. The facility requires Liggett's compliance with certain financial and other covenants including a restriction on Liggett's ability to pay cash dividends unless Liggett's borrowing availability, as defined, under the facility for the 30-day period prior to the payment of the dividend, and after giving effect to the dividend, is at least $5,000 and no event of default has occurred under the agreement, including Liggett's compliance with the covenants in the credit facility.

The term of the Wachovia facility expires on March 8, 2012, subject to automatic renewal for additional one-year periods unless a notice of termination is given by Wachovia or Liggett at least 60 days prior to such date or the anniversary of such date. Prime rate loans under the facility bear interest at a rate equal to the prime rate of Wachovia with Eurodollar rate loans bearing interest at a rate of 2.0% above Wachovia's adjusted Eurodollar rate. The facility contains covenants that provide that Liggett's earnings before interest, taxes, depreciation and amortization, as defined under the facility, on a trailing twelve month basis, shall not be less than $100,000 if Liggett's excess availability, as defined, under the facility, is less than $20,000. The covenants also require that annual capital expenditures, as defined under the facility (before a maximum carryover amount of $2,500), shall not exceed $10,000 during any fiscal year.

In August 2007, Wachovia made an $8,000 term loan to 100 Maple LLC ("Maple"), a subsidiary of Liggett, within the commitment under the existing credit facility. The $8,000 term loan is collateralized by the existing collateral securing the credit facility, and is also collateralized by a lien on certain real property (the "Mebane Property") owned by Maple. The Mebane Property also secures the other obligations of Liggett under the credit facility. The $8,000 term loan did not increase the $50,000 borrowing amount of the credit facility, but did increase the outstanding amounts under the credit facility by the amount of the term loan and proportionately reduces the maximum borrowing availability under the facility.

In August 2007, Liggett and Wachovia amended the credit facility to permit the guaranty of the Senior Secured Notes by each of Liggett and Maple and the pledging of certain assets of Liggett and Maple on a subordinated basis to secure their guarantees. The credit facility was amended to grant to Wachovia a blanket lien on all the assets of Liggett and Maple, excluding any equipment pledged to current or future purchase money or other financiers of such equipment and excluding any real property, other than the Mebane Property and other real property to the extent its value is in excess of $5,000. In connection with the amendment, Wachovia, Liggett, Maple and the collateral agent for the holders of the Company's Senior Secured Notes entered into an intercreditor agreement, pursuant to which the liens of the collateral agent on the Liggett and Maple assets will be subordinated to the liens of Wachovia on the Liggett and Maple assets.

Equipment Loans — Liggett:

In March 2002, Liggett purchased equipment for $3,023 through the issuance of a note, payable in 30 monthly installments of $62 and then 30 monthly installments of $51. Interest is calculated at LIBOR plus 2.8%. The notes were paid in full in the first quarter of 2007.

In May 2002, Liggett purchased equipment for $2,871 through the issuance of a note, payable in 30 monthly installments of $59 and then 30 monthly installments of $48. Interest is calculated at LIBOR plus 2.8%. The notes were paid in full in the second quarter of 2007.

In September 2002, Liggett purchased equipment for $1,573 through the issuance of a note guaranteed by the Company, payable in 60 monthly installments of $26 plus interest calculated at LIBOR plus 4.31%. The notes were paid in full in the third quarter of 2007.

In October 2005, Liggett purchased equipment for $4,441 through a financing agreement, payable in 24 installments of $112 and then 24 installments of $90. Interest is calculated at 4.89%. Liggett was required to provide a security deposit equal to 25% of the funded amount ($1,110).

In December 2005, Liggett purchased equipment for $2,273 through a financing agreement, payable in 24 installments of $58 and then 24 installments of $46. Interest is calculated at 5.03%. Liggett was required to provide a security deposit equal to 25% of the funded amount ($568).

In August 2006, Liggett purchased equipment for $7,922 through a financing agreement, payable in 30 installments of $191 and then 30 installments of $103. Interest is calculated at 5.15%. Liggett was required to provide a security deposit equal to 20% of the funded amount ($1,584).

In May 2007, Liggett purchased equipment for $1,576 through a financing agreement, payable in 60 installments of $32. Interest is calculated at 7.99% per annum.

Each of these equipment loans is collateralized by the purchased equipment.

Notes for Medallion Acquisition — Vector Tobacco:

The purchase price for the 2002 acquisition of The Medallion Company, Inc. ("Medallion") included $60,000 in notes of Vector Tobacco, guaranteed by the Company and Liggett. Of the notes, $25,000 have been repaid with the final quarterly principal payment of $3,125 made on March 31, 2004. The remaining $35,000 of notes bore interest at 6.5% per year, payable semiannually, and was paid in full on April 2, 2007.

Note Payable — V.T. Aviation:

In February 2001, V.T. Aviation LLC, a subsidiary of Vector Research Ltd., purchased an airplane for $15,500 and borrowed $13,175 to fund the purchase. The loan, which is collateralized by the airplane and a letter of credit from the Company for $775, is guaranteed by Vector Research, VGR Holding and the Company. The loan is payable in 119 monthly installments of $125, including annual interest of 2.31% above the 30-day commercial paper rate, with a final payment of $2,744 based on current interest rates.

Note Payable — VGR Aviation:

In February 2002, V.T. Aviation purchased an airplane for $6,575 and borrowed $5,800 to fund the purchase. The loan is guaranteed by the Company. The loan is payable in 119 monthly installments of $40, including annual interest of 2.75% above the 30-day average commercial paper rate, with a final payment of $3,585 based on current interest rates. During the fourth quarter of 2003, this airplane was transferred to the Company's direct subsidiary, VGR Aviation LLC, which assumed the debt.

Scheduled Maturities:

Scheduled maturities of long-term debt are as follows:

	Face	Unamortized Discount	Net
Year Ending December 31:			
2008	$ 20,618	$ —	$ 20,618
2009	18,794	6,002	12,792
2010	3,525	—	3,525
2011	113,735	44,572	69,163
2012	9,450	—	9,450
Thereafter	264,000	81,752	182,248
Total	$430,122	$132,326	$297,796

Weighted-Average Interest Rate on Current Maturities of Long-Term Debt:

The weighted-average interest rate on the Company's current maturities of long-term debt at December 31, 2007 was approximately 7.03%.

8. COMMITMENTS

Certain of the Company's subsidiaries lease facilities and equipment used in operations under both month-to-month and fixed-term agreements. The aggregate minimum rentals under operating leases with non-cancelable terms of one year or more are as follows:

Year Ending December 31:	Lease Commitments	Sublease Rentals	Net
2008	$ 4,051	$1,042	$ 3,009
2009	3,466	1,024	2,442
2010	2,698	946	1,752
2011	2,634	965	1,669
2012	2,521	965	1,556
Thereafter	949	402	547
Total	$16,319	$5,344	$10,975

In 2001, the Company entered into an operating sublease for space in an office building in New York. The lease, as amended, expires in 2013. Minimum rental expense over the entire period is $10,584. A rent abatement received upon entering into the lease is recognized on a straight line basis over the life of the lease. The Company pays operating expense escalation ($39 in 2007) in monthly installments along with installments of the base rent.

The Company's rental expense for the years ended December 31, 2007, 2006 and 2005 was $3,928, $4,506 and $5,427, respectively. The Company incurred royalty expense under various agreements during the years ended December 31, 2007, 2006 and 2005 of $114, $1,275 and $1,400, respectively.

9. EMPLOYEE BENEFIT PLANS

Defined Benefit Plans and Postretirement Plans:

Defined Benefit Plans. The Company sponsors three defined benefit pension plans covering virtually all individuals who were employed by Liggett on a full-time basis prior to 1994. Future accruals of benefits under these three defined benefit plans were frozen between 1993 and 1995. These benefit plans provide pension benefits for eligible employees based primarily on their compensation and length of service. Contributions are made to the pension plans in amounts necessary to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The plans' assets and benefit obligations are measured at September 30 of each year.

The Company also sponsors a Supplemental Retirement Plan ("SERP") where the Company will pay supplemental retirement benefits to certain key employees, including executive officers of the Company. In January 2006, the Company amended and restated its SERP (the "Amended SERP"), effective January 1, 2005. The amendments to the plan are intended, among other things, to cause the plan to meet the applicable requirements of Section 409A of the Internal Revenue Code. The Amended SERP is intended to be unfunded for tax purposes, and payments under the Amended SERP will be made out of the general assets of the Company except that, under the terms of the Chairman's amended employment agreement, the Company has agreed during 2006, 2007 and 2008 to pay $125 per quarter into a separate trust for him that will be used to fund a portion of his benefits under the Amended SERP. Under the Amended SERP, the benefit payable to a participant at his normal retirement date is a lump sum amount which is the actuarial equivalent of a predetermined annual retirement benefit set by the Company's board of directors. Normal retirement date is defined as the January 1 following the attainment by the participant of the later of age 60 or the completion of eight years of employment following January 1, 2002 with the Company or a subsidiary, except that, under the terms of the Chairman's amended employment agreement, his normal retirement date was accelerated by one year to December 30, 2008. At December 31, 2007, the aggregate lump sum equivalents of the annual retirement benefits payable under the Amended SERP at normal retirement dates occurring during the following years is as follows: 2008 — $0; 2009 - $20,431; 2010 — $12,359; 2011 — $0; 2012 — $1,694 and 2013 to 2017 — $7,202. In the case of a participant who becomes disabled prior to his normal retirement date or whose service is terminated without cause, the participant's benefit consists of a pro-rata portion of the full projected retirement benefit to which he would have been entitled had he remained employed through his normal retirement date, as actuarially discounted back to the date of payment. A participant who dies while working for the Company or a subsidiary (and before becoming disabled or attaining his normal retirement date) will be paid an actuarially discounted equivalent of his projected retirement benefit; conversely, a participant who retires beyond his normal retirement date will receive an actuarially increased equivalent of his projected retirement benefit.

Postretirement Medical and Life Plans. The Company provides certain postretirement medical and life insurance benefits to certain employees. Substantially all of the Company's manufacturing employees as of December 31, 2007 are eligible for postretirement medical benefits if they reach retirement age while working for Liggett or certain affiliates. Retirees are required to fund 100% of participant medical premiums and, pursuant to union contracts, Liggett reimburses approximately 500 hourly retirees, who retired prior to 1991, for Medicare Part B premiums. In addition, the Company provides life insurance benefits to approximately 225 active employees and 500 retirees who reach retirement age and are eligible to receive benefits under one of the Company's defined benefit pension plans. The Company's postretirement liabilities are comprised of Medicare Part B and life insurance premiums.

Computation of Defined Benefit and Postretirement Benefit Plan Liabilities. On September 29, 2006, SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" was issued. SFAS No. 158 requires, among other things, the recognition of the funded status of each defined pension benefit plan, retiree health care and other postretirement benefit plans and postemployment benefit plans on the Company's consolidated balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credit and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive income (loss) in the Company's consolidated statement of stockholders' equity. Additional minimum pension liabilities ("AML") and related intangible assets are also derecognized upon the adoption of SFAS No. 158, which requires initial application for fiscal years ending after December 15, 2006. The following table summarizes the effect of the required changes in the AML as of December 31, 2006 prior to the adoption of SFAS No. 158 as well as the impact of the initial adoption of SFAS No. 158 at December 31, 2006.

	SFAS No. 158 Adjustment	Post AML and SFAS No. 158 Adjustments
Prepaid pension costs	$(10,705)	$20,933
Intangible asset	(1,232)	—
Current liabilities	1,142	1,142
Pension liabilities	(349)	26,548
Postretirement liabilities	(1,450)	9,502
Accumulated other comprehensive loss	11,280	12,891

The following table summarizes amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (credit) for the year ending December 31, 2008.

	Defined Benefit Pension Plans	Post-Retirement Plans	Total
Prior service cost	$1,401	$ —	$1,401
Actuarial loss (gain)	100	(180)	(80)

The following provides a reconciliation of benefit obligations, plan assets and the funded status of the pension plans and other postretirement benefits:

	Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006
Change in benefit obligation:				
Benefit obligation at January 1	$(163,463)	$(161,389)	$(10,295)	$(10,933)
Service cost	(3,896)	(4,547)	(18)	(20)
Interest cost	(9,122)	(9,012)	(591)	(598)
Benefits paid	12,990	13,282	770	975
Plan amendment	—	(5,005)	—	—
Time contractual termination benefits	(632)	—	—	—
Actuarial gain	4,347	3,208	298	281
Benefit obligation at December 31	$(159,776)	$(163,463)	$ (9,836)	$(10,295)
Change in plan assets:				
Fair value of plan assets at January 1	$ 157,499	$ 156,012	$ —	$ —
Actual return on plan assets	24,598	14,320	—	—
Contributions	358	449	770	975
Benefits paid	(12,990)	(13,282)	(770)	(975)
Fair value of plan assets at December 31	$ 169,465	$ 157,499	$ —	$ —
Funded status at December 31	$ 9,689	$ (5,964)	$ (9,836)	$(10,295)
Amounts recognized in the consolidated balance sheets:				
Prepaid pension costs	$ 42,084	$ 20,933	$ —	$ —
Other accrued liabilities	(530)	(349)	(768)	(793)
Non-current employee benefit liabilities	(31,865)	(26,548)	(9,068)	(9,502)
Net amounts recognized	$ 9,689	$ (5,964)	$ (9,836)	$(10,295)

	Pension Benefits			Other Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
Actuarial assumptions:						
Discount rates — benefit obligation	6.25%	5.85%	5.68%	6.25%	5.85%	5.68%
Discount rates — service cost	5.85%	5.68%	4.50% - 5.75%	5.85%	5.68%	5.75%
Assumed rates of return on invested assets	8.50%	8.50%	8.50%	—	—	—
Salary increase assumptions	N/A	N/A	N/A	3.00%	3.00%	3.00%

	Pension Benefits			Other Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
Service cost — benefits earned during the period	$ 4,246	$ 4,897	$ 5,009	$ 18	$ 20	$ 27
Interest cost on projected benefit obligation	9,122	9,012	8,687	591	598	613
Expected return on assets	(12,726)	(12,590)	(12,274)	—	—	—
Prior service cost	1,402	1,051	—	—	—	—
Time contractual termination benefits	632	—	—	—	—	—
Amortization of net loss (gain)	705	1,689	1,120	(105)	(12)	45
Net expense	$ 3,381	$ 4,059	$ 2,542	$ 504	$606	$685

As of December 31, 2007, current year accumulated other comprehensive income, before income taxes, consists of the following:

	Defined Benefit Pension Plans	Post-Retirement Plans	Total
Prior year accumulated other comprehensive income (loss)	$(13,548)	$ 657	$(12,891)
Amortization of prior service costs	1,402	—	1,402
Amortization of gain (loss)	705	(105)	600
Net gain arising during the year	16,569	502	17,071
Current year accumulated other comprehensive income (loss)	$ 5,128	$1,054	$ 6,182

As of December 31, 2007, there was $5,128 of items not yet recognized as a component of net periodic pension benefit, which consisted of future pension expense of $2,553 associated with the amortization of prior service cost and future pension benefits of $7,681 associated with the amortization of net gains.

As of December 31, 2007, there was $1,054 of items not yet recognized as a component of net periodic postretirement benefit, which consisted of future benefits of associated with the amortization of net gains.

As of December 31, 2007, two of the Company's four defined benefit plans experienced accumulated benefit obligations in excess of plan assets, for which in the aggregate the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $32,485, $32,485 and $0, respectively. As of December 31, 2006, two of the Company's four defined benefit plans experienced accumulated benefit obligations in excess of plan assets, for which in the aggregate the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $26,897, $26,897 and $0, respectively.

Discount rates were determined by a quantitative analysis examining the prevailing prices of high quality bonds to determine an appropriate discount rate for measuring obligations under SFAS No. 87, "Employers'

Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The aforementioned analysis analyzes the cash flow from each of the Company's two qualified defined benefit plans as well as a separate analysis of the cash flows from the postretirement medical and life insurance plans sponsored by Liggett. The aforementioned analyses then construct a hypothetical bond portfolio whose cash flow from coupons and maturities match the year-by-year, projected benefit cash flow from the respective pension or retiree health plans. The Company uses the lower discount rate derived from the two independent analyses in the computation of the benefit obligation and service cost for each respective retirement liability.

The Company considers input from its external advisors and historical returns in developing its expected rate of return on plan assets. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. The Company's actual 10-year annual rate of return on its pension plan assets was 6.7%, 8.2% and 8.3% for the years ended December 31, 2007, 2006 and 2005, respectively.

Gains and losses resulting from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, changes in discount rates and changes in actual returns on plan assets as compared to assumed returns. These gains and losses are only amortized to the extent that they exceed 10% of the greater of Projected Benefit Obligation and the fair value of assets. For the year ended December 31, 2007, Liggett used an eight-year period for its Hourly Plan and a five-year period for its Salaried Plan to amortize pension fund gains and losses on a straight line basis. Such amounts are reflected in the pension expense calculation beginning the year after the gains or losses occur. The amortization of deferred losses negatively impacts pension expense in the future.

Plan assets are invested employing multiple investment management firms. Managers within each asset class cover a range of investment styles and focus primarily on issue selection as a means to add value. Risk is controlled through a diversification among asset classes, managers, styles and securities. Risk is further controlled both at the manager and asset class level by assigning excess return and tracking error targets. Investment managers are monitored to evaluate performance against these benchmark indices and targets.

Allowable investment types include equity, investment grade fixed income, high yield fixed income, hedge funds and short term investments. The equity fund is comprised of common stocks and mutual funds of large, medium and small companies, which are predominantly U.S. based. The investment grade fixed income fund includes managed funds investing in fixed income securities issued or guaranteed by the U.S. government, or by its respective agencies, mortgage backed securities, including collateralized mortgage obligations, and corporate debt obligations. The high yield fixed income fund includes a fund which invests in non-investment grade corporate debt securities. The hedge funds invest in both equity, including common and preferred stock, and debt obligations, including convertible debentures, of private and public companies. The Company generally utilizes its short term investments, including interest-bearing cash, to pay benefits and to deploy in special situations.

The current target asset allocation percentage is 50% equity investments, 20% investment grade fixed income, 7% high yield fixed income, 15% alternative investments (including hedge funds and private equity funds) and 8% short-term investments, with a rebalancing range of approximately plus or minus 5% around the target asset allocations.

Vector's defined benefit retirement plan allocations at December 31, 2007 and 2006, by asset category, were as follows:

	Plan Assets at December 31,	
	2007	2006
Asset category:		
Equity securities	52%	52%
Investment grade fixed income securities	18%	18%
High yield fixed income securities	8%	7%
Alternative investments	13%	20%
Short-term investments	9%	3%
Total	100%	100%

For 2007 measurement purposes, annual increases in Medicare Part B trends were assumed to equal rates between 0.9% and 4.5% between 2007 and 2016 and 5.0% after 2017. For 2006 measurement purposes, annual increases in Medicare Part B trends were assumed to equal rates between 0% and 11.0% between 2007 and 2016 and 5.0% after 2016.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 12	$ (11)
Effect on benefit obligation	$199	$(182)

To comply with ERISA's minimum funding requirements, the Company does not currently anticipate that it will be required to make any funding to the pension plans for the pension plan year beginning on January 1, 2008 and ending on December 31, 2008. Any additional funding obligation that the Company may have for subsequent years is contingent on several factors and is not reasonably estimable at this time.

Estimated future pension benefits payments are as follows:

2008	$13,103
2009	33,164
2010	24,781
2011	12,101
2012	13,419
2013 — 2017	59,658

Profit Sharing and Other Plans:

The Company maintains 401(k) plans for substantially all U.S. employees which allow eligible employees to invest a percentage of their pre-tax compensation. The Company contributed to the 401(k) plans and expensed $828, $1,130 and $937 for the years ended December 31, 2007, 2006 and 2005, respectively.

10. INCOME TAXES

The Company files a consolidated U.S. income tax return that includes its more than 80%-owned U.S. subsidiaries. For periods prior to December 9, 2005, the consolidated U.S. income tax return did not include the activities of New Valley, which filed a separate consolidated U.S. income tax return that included its more than 80%-owned U.S. subsidiaries. The amounts provided for income taxes are as follows:

	Year Ended December 31,		
	2007	2006	2005
Current:			
U.S. Federal	$ 5,035	$ 27,982	$13,941
State	3,109	8,165	6,369
	$ 8,144	$ 36,147	$20,310
Deferred:			
U.S. Federal	$40,575	$(10,591)	$20,748
State	4,081	212	156
	44,656	(10,379)	20,904
Total	$52,800	$ 25,768	$41,214

The tax effect of temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

	December 31, 2007		December 31, 2006	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Excess of tax basis over book basis- non-consolidated entities	$ 2,907	$ —	$ 4,902	$ —
Deferral on Philip Morris brand transaction	—	75,466	—	75,466
Employee benefit accruals	16,543	15,234	14,656	7,094
Book/tax differences on fixed and Intangible assets	—	23,984	—	24,814
Impact of embedded derivatives on convertible debt	—	12,613	—	18,678
Impact of timing of settlement payments	—	16,293	—	—
Unrestricted U.S. tax loss and contribution carryforwards	—	—	25,244	—
Restricted U.S. tax loss carryforwards	873	—	873	—
U.S. tax credit carryforwards — Vector	15,991	—	15,718	—
Various U.S. state tax loss carryforwards	15,962	—	16,858	—
Other	9,532	22,333	11,033	9,501
Valuation allowance	(16,835)	—	(17,731)	—
	$ 44,973	$165,923	$ 71,553	$135,553

The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The valuation allowance of $16,835 and $17,731 at December 31, 2007 and 2006, respectively, consisted primarily of a reserve against various state and local net operating loss carryforwards, primarily resulting from Vector Tobacco's losses.

During 2007, the Company and its more than 80%-owned subsidiaries, which included New Valley, utilized its remaining U.S. net operating loss carryforwards. As of December 31, 2007, the Company and its more than 80%-owned subsidiaries, which included New Valley, had approximately $15,485 of alternative minimum tax credit carryforwards, which may be carried forward indefinitely under current U.S. tax law, and $506 of general business credit carryforwards, which expire in 2011.

As of December 31, 2006, the Company and its more than 80%-owned subsidiaries, which included New Valley, had U.S. net operating loss carryforwards of approximately $68,900 which expired at various dates from 2011 through 2023. As of December 31, 2006, the Company and its more than 80%-owned subsidiaries, which included New Valley, also had approximately $15,425 of alternative minimum tax credit carryforwards, which may be carried forward indefinitely under current U.S. tax law, and $293 of general business credit carryforwards, which expire in 2011.

Deferred federal income tax expense differs in 2007, 2006 and 2005 as a result of the utilization of net operating losses, intraperiod allocations between "Income from Discontinued Operations" and "Income from Continuing Operations" and reclassifications between current and deferred tax liabilities resulting from the Company's settlement with the Internal Revenue Service in 2006. The deferred federal tax expense in 2007 related to the deferred income tax expenses associated with the utilization of net operating losses and the impact of a change in accounting method for deductibility of accrued settlement costs. The deferred federal tax benefit in 2006 related to the reclassification between deferred and current income tax expense associated with the Company's settlement with the Internal Revenue Service and was offset by the utilization of net operating losses. The deferred federal tax expense in 2005 related to the utilization of net operating losses and was offset by the intraperiod allocation. The consolidated balance sheets of the Company include deferred income tax assets and liabilities, which represent temporary differences in the application of accounting rules established by generally accepted accounting principles and income tax laws.

As of December 31, 2007, the Company's deferred income tax liabilities exceeded its deferred income tax assets by $120,950. As of December 31, 2006, the Company's deferred income tax liabilities exceeded its deferred income tax assets by $64,000. The largest component of the Company's deferred tax liabilities exists because of differences that resulted from a 1998 and 1999 transaction with Philip Morris Incorporated where a subsidiary of Liggett contributed three of its premium cigarette brands to Trademarks LLC, a newly-formed limited liability company. In such transaction, Philip Morris acquired an option to purchase the remaining interest in Trademarks for a 90-day period commencing in December 2008, and the Company has an option to require Philip Morris to purchase the remaining interest for a 90-day period commencing in March 2010. (See Note 16.)

In connection with the transaction, the Company recognized in 1999 a pre-tax gain of $294,078 in its consolidated financial statements and established a deferred tax liability of $103,100 relating to the gain. Upon exercise of the options during the 90-day periods commencing in December 2008 or in March 2010, the Company will be required to pay tax in the amount of the deferred tax liability, which will be offset by the benefit of any deferred tax assets available to the Company at that time. In connection with an examination of the Company's 1998 and 1999 federal income tax returns, the Internal Revenue Service issued to the Company in September 2003 a notice of proposed adjustment. The notice asserted that, for tax reporting purposes, the entire gain should have been recognized in 1998 and in 1999 in the additional amounts of $150,000 and $129,900, respectively, rather than upon the exercise of the options during the 90-day periods commencing in December 2008 or in March 2010. In July 2006, the Company entered into a settlement with the Internal Revenue Service with respect to the Philip Morris brand transaction. As part of the settlement, the Company agreed that $87,000 of the gain on the transaction would be recognized by the Company as income for tax purposes in 1999 and that the balance of the remaining gain, net of previously capitalized expenses of $900, ($192,000) will be recognized by the Company as income in 2008 or 2009, upon exercise of the options. The Company paid during the third and fourth quarters of 2006 approximately $41,400, including interest, with respect to the gain recognized in 1999. As a result of the settlement, the Company reduced, during the third quarter of 2006, the excess portion ($11,500) of a previously established reserve in its consolidated financial statements, which resulted in a decrease in such amount in reported income tax expense in the consolidated statements of operations.

Differences between the amounts provided for income taxes and amounts computed at the federal statutory tax rate are summarized as follows:

	Year Ended December 31,		
	2007	2006	2005
Income from continuing operations before income taxes	$126,603	$ 68,480	$83,799
Federal income tax expense at statutory rate	44,311	23,969	29,330
Increases (decreases) resulting from:			
State income taxes, net of federal income tax benefits	4,674	5,445	4,241
Non-deductible expenses	2,950	3,188	5,616
Non-deductible impact of conversion of debt	—	5,201	—
Equity and other adjustments	115	(293)	1,067
Impact of tax audit settlements	(468)	(11,500)	—
Change in other tax contingencies	2,114	1,984	—
Changes in valuation allowance, net of equity and tax audit adjustments	(896)	(2,226)	960
Income tax expense	$ 52,800	$ 25,768	$41,214

Income taxes associated with discontinued operations have been shown net of the utilization of the net operating loss carryforwards.

As of January 1, 2007, the Company adopted the provisions of FIN 48. The Company did not recognize any adjustment in the liability for unrecognized tax benefits as a result of the adoption of FIN 48 that impacted the January 1, 2007 accumulated deficit.

The following table summarizes the activity related to the unrecognized tax benefits:

Balance at January 1, 2007	$11,685
Additions based on tax positions related to current year	—
Additions based on tax positions related to prior years	2,242
Reductions based on tax positions related to prior years	(95)
Settlements	—
Expirations of the statute of limitations	(3,227)
Balance at December 31, 2007	$10,605

In the event the unrecognized tax benefits of $10,605 at December 31, 2007 were recognized, such recognition would impact the annual effective tax rate. During 2007, the accrual for potential penalties and interest related to these unrecognized tax benefits was reduced by $881, and in total, as of December 31, 2007, a liability for potential penalties and interest of $2,810 has been recorded. The Company classifies all tax-related interest and penalties as income tax expense.

It is reasonably possible the Company may recognize up to approximately $3,450 of currently unrecognized tax benefits over the next 12 months, pertaining primarily to expiration of statutes of limitations of positions reported on U.S. and state and local income tax returns. The Company files U.S. and state and local income tax returns in jurisdictions with varying statutes of limitations.

In March 2005, New Valley paid $1,589, including interest of $885, under protest in connection with a state tax assessment. In October 2005, New Valley filed a brief to challenge the assessment. In March 2007, New Valley and the state taxing authority agreed that the state taxing authority would refund approximately $725, including $425 of interest, of the amount paid in March 2005 to New Valley. New Valley received the refund in May 2007. As a result, the Company's income tax provision was reduced by approximately $450, net of income taxes of approximately $275, for the year ended December 31, 2007.

11. STOCK COMPENSATION

The Company grants equity compensation under two long-term incentive plans. As of December 31, 2007, there were approximately 4,925,000 shares available for issuance under the Company's Amended and Restated 1999 Long-Term Incentive Plan (the "1999 Plan").

Prior to January 1, 2006, the Company accounted for share-based compensation plans in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123. The Company elected to use the intrinsic value method of accounting for employee and director share-based compensation expense for its non-compensatory employee and director stock option awards and did not recognize compensation expense for the issuance of options with an exercise price equal to the market price of the underlying common stock on the date of grant.

Stock Options. On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), which requires the Company to value unvested stock options granted prior to the adoption of SFAS No. 123(R) under the fair value method of accounting and expense this amount in the statement of operations over the stock options' remaining vesting period. Upon adoption, there was no cumulative adjustment for the impact of the change in accounting principles because the assumed forfeiture rate did not differ significantly from prior periods. The Company recognized compensation expense of $197 ($116 net of income taxes) and $470 ($279 net of income taxes) related to stock options in the year ended December 31, 2007 and 2006, respectively, as a result of adopting SFAS No. 123(R).

The terms of certain stock options awarded under the 1999 Plan in January 2001 and November 1999 provide for common stock dividend equivalents (at the same rate as paid on the common stock) with respect to the shares underlying the unexercised portion of the options. Prior to January 1, 2006, in accordance with APB Opinion No. 25, the Company accounted for the dividend equivalent rights on these options as additional compensation cost ($6,178, net of taxes, for 2005). Effective January 1, 2006, in accordance with SFAS No. 123(R), the Company recognizes payments of the dividend equivalent rights on these options as reductions in additional paid-in capital on the Company's consolidated balance sheet ($6,475 and $6,186, net of taxes, for the years ended December 31, 2007 and 2006, respectively), which is included as "Distributions on common stock" in the Company's consolidated statement of changes in stockholders' equity. In 2005, the Company recorded charges to income of $6,661 for the dividend equivalent rights on these options.

The fair value of option grants is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price characteristics which are significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of stock-based compensation awards.

The assumptions used under the Black-Scholes option pricing model in computing fair value of options are based on the expected option life considering both the contractual term of the option and expected employee exercise behavior, the interest rate associated with U.S. Treasury issues with a remaining term equal to the expected option life and the expected volatility of the Company's common stock over the expected term of the option. There were no option grants during 2007. The assumptions used for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Risk-free interest rate	4.9% — 5.0%	4.57%
Expected volatility	38.17% — 40.52%	25.82%
Dividend yield	9.96% — 10.03%	7.82%
Expected holding period	6 — 6.75 years	10 years
Weighted average fair value	$2.14 — $2.50	$2.02

The net impact of the adoption of SFAS No. 123(R) was a reduction in the operating, selling, administrative and general expenses of $5,920 and an increase in net income of $5,909 for the year ended December 31, 2006. The net impact of the adoption of SFAS No. 123(R) was an increase in diluted EPS from $1.08 to $1.13 for the year ended December 31, 2007 and an increase in diluted EPS from $0.62 to $0.68 for the year ended December 31, 2006.

Awards of options to employees under the Company's stock compensation plans generally vest over periods ranging from four to five years and have a term of ten years from the date of grant. The expense related to stock option compensation included in the determination of net income for the years ended December 31, 2005 differs from that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS No. 123. Had the Company elected to adopt the fair value approach as prescribed by SFAS No. 123, which charges earnings for the estimated fair value of stock options, its pro forma net income and pro forma EPS for the years ended December 31, 2005 would have been as follows:

	2005
Net income	$52,385
Add: stock option employee compensation expense included in reported net income, net of related tax effects	8,668
Deduct: total stock option employee compensation expense determined under the fair value method for all awards, net of related tax effects	(3,474)
Pro forma net income	$57,579
Income per share:	
Basic — as reported	$ 1.07
Basic — pro forma	$ 1.09
Diluted — as reported	$ 1.01
Diluted — pro forma	$ 1.03

The pro-forma amounts reported for the 2005 period reflects additional payments of dividend equivalent rights ($6,178, net of tax) on unexercised options as reductions in additional paid-in capital rather than compensation expense in accordance with SFAS No. 123. Additionally, upon reflecting the payment of dividend equivalent rights as a reduction of additional paid-in capital in determining its pro forma net income, the Company accounted for the effect of the underlying options as participating securities under EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement 128", which established standards regarding the computation of EPS by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when calculating its basic pro forma EPS. As a result, basic pro forma net income was reduced by $4,596 for the year ended December 31, 2005, respectively, when calculating pro forma EPS.

A summary of employee stock option transactions follows:

	Number of Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value(1)
Outstanding on January 1, 2005	10,246,298	$10.35	4.7	$48,880
Granted	60,638	$18.55		
Issued in New Valley acquisition	122,244	$ 8.22		
Exercised	(356,602)	$10.64		
Cancelled	(627,269)	$23.09		
Outstanding on December 31, 2005	9,445,309	$ 9.55	3.6	$67,495
Granted	297,675	$15.96		
Exercised	(338,374)	$ 9.20		
Cancelled	(27,307)	$17.23		
Outstanding on December 31, 2006	9,377,303	$ 9.73	2.8	$69,246
Granted	—	—		
Exercised	(446,808)	$ 8.73		
Cancelled	(9,781)	$23.81		
Outstanding on December 31, 2007	8,920,714	$ 9.70	1.8	$95,238
December 31, 2005	9,290,323			
December 31, 2006	9,017,954			
December 31, 2007	8,723,642			

(1) The aggregate intrinsic value represents the amount by which the fair value of the underlying common stock ($20.06, $16.90, $16.48 and $14.36 at December 31, 2007, 2006 and 2005 and January 1, 2005, respectively) exceeds the option exercise price.

Additional information relating to options outstanding at December 31, 2007 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding as of 12/31/2007	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Exercisable as of 12/31/2007	Weighted-Average Exercise Price
$0.00 — 6.50	3,878,317	0.5	$ 6.29	3,878,317	$ 6.29
$6.51 — 12.99	10,051	5.0	$ 9.43	10,051	$ 9.43
$12.99 — 16.24	3,346,137	1.9	$10.45	3,346,137	$10.45
$16.25 — 19.49	1,470,265	4.2	$14.17	1,310,402	$13.96
$19.50 — 22.73	49,611	7.9	$18.55	12,402	$18.55
$22.74 — 25.98	5,348	4.1	$20.68	5,348	$20.68
$25.98 — 29.23	32,354	3.5	$23.34	32,354	$23.34
$29.24 — 32.48	50,920	3.7	$27.60	50,920	$27.60
	77,711	3.7	$29.72	77,711	$29.72
	8,920,714	1.8	$ 9.62	8,723,642	$ 9.46

As of December 31, 2007, there was $441 of total unrecognized compensation cost related to unvested stock options. The cost is expected to be recognized over a weighted-average period of approximately one year at December 31, 2007.

As of December 31, 2006, there was $638 of total unrecognized compensation cost related to unvested stock options. The cost is expected to be recognized over a weighted-average period of approximately 1.95 years at December 31, 2006.

In November 2005, the President of Liggett and Liggett Vector Brands agreed to the cancellation of an option to purchase 335,022 shares of the Company's common stock at $28.66 per share granted under the 1999 Plan in September 2001. In this regard, the President of Liggett and the Company entered into an agreement, in which the Company, in accordance with the 1999 Plan, agreed after the passage of more than six months and assuming his continued employment with the Company or an affiliate of the Company, to grant him another stock option under the 1999 Plan covering 275,625 shares of the Company's common stock with the exercise price equal to the value of the common stock on the grant date of the replacement option. The new option was issued on August 14, 2006 with an exercise price of $16.09 per share and a ten-year term and will became exercisable with respect to one-fourth of the shares on December 1, 2006, with an additional one-fourth becoming exercisable on each of the three succeeding one-year anniversaries of the first exercisable date through December 1, 2009.

Prior to the adoption of SFAS No. 123(R), the Company presented the tax savings resulting from the deductions resulting from the exercise of non-qualified stock options as an operating cash flow in accordance with EITF Issue No. 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option." SFAS No. 123(R) requires the Company to reflect the tax savings resulting from tax deductions in excess of expense reflected in its financial statements as a component of "Cash Flows from Financing Activities."

Non-qualified options for 297,675 and 60,637 shares of common stock were issued during 2006 and 2005, respectively. The exercise prices of the options granted were $15.96 in 2006 and $18.55 in 2005. The exercise prices of the options granted in 2006 and 2005 were at the fair value on the dates of the grants, other than a grant of options for 275,625 shares in 2006 at $1.59 more than the fair value on the grant date.

In connection with the merger of New Valley with a subsidiary of the Company on December 13, 2005, employee and director stock options to purchase New Valley common shares were converted, in accordance with the terms of such options, into options to purchase a total of 122,244 shares of the Company's common stock at prices ranging from $6.00 to $10.85 per share.

SFAS No. 123(R) requires the Company to calculate the pool of excess tax benefits, or APIC Pool, available to absorb tax deficiencies recognized subsequent to adopting SFAS No. 123(R), as if the Company had adopted SFAS No. 123 at its effective date in 1995. The two allowable methods to calculate the Company's hypothetical APIC Pool are the long-form method set forth in SFAS No. 123(R) and the short-form method set forth in FASB Staff Position No. 123R-3. The Company has elected to use the long-form method under which each award grant is tracked on an employee-by-employee basis and grant-by-grant basis to determine if there is a tax benefit or tax deficiency for such award. The Company then compares the fair value expense to the tax deduction received for each grant and aggregates the benefits and deficiencies to establish its hypothetical APIC Pool.

Due to the adoption of SFAS No. 123(R), some exercises of options result in tax deductions in excess of previously recorded benefits based on the option value at the time of grant, or windfall tax benefits. The Company recognizes windfall tax benefits associated with the exercise of stock options directly to stockholders' equity only when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from windfall tax benefits occurring after December 31, 2005. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $3,841, $2,333 and $1,767, respectively. Tax benefits related to option exercises of $2,055, $0 and $578 were recorded as increases to stockholders' equity for the years ended December 31, 2007, 2006 and 2005, respectively. In accordance with SFAS No. 123(R), tax benefits related to option exercises for the year ended December 31, 2006 were not deemed to be realized as net operating loss carryforwards are available to offset taxable income computed without giving effect to the deductions related to option exercises.

During 2007, 446,808 options, exercisable at prices ranging from $7.61 to $15.17 per share, were exercised for $5,100 in cash and the delivery to the Company of 7,627 shares of common stock with a fair market value of $168, or $22.03, per share on the date of exercise.

During 2006, 338,374 options, exercisable at prices ranging from $7.61 to $14.70 per share, were exercised for $2,571 in cash and the delivery to the Company of 41,566 shares of common stock with a fair market value of $760, or $18.27, per share on the date of exercise.

During 2005, 356,602 options, exercisable at prices ranging from $9.43 to $14.86 per share, were exercised for $3,626 in cash and the delivery to the Company of 8,100 shares of common stock with a fair market value of $167, or $20.62, per share on the date of exercise.

Restricted Stock Awards. In January 2005, New Valley awarded the President of New Valley, who also served in the same position with the Company, a restricted stock grant of 1,250,000 shares of New Valley's common shares. Under the terms of the award, one-seventh of the shares vested on July 15, 2005, with an additional one-seventh vesting on each of the five succeeding one-year anniversaries of the first vesting date through July 15, 2010 and an additional one-seventh vesting on January 15, 2011. In September 2005, in connection with his election as Chief Executive Officer of the Company, he renounced and waived, as of that date, the unvested 1,071,429 common shares deliverable by New Valley to him in the future. The Company recorded an expense of $1,267 ($679 net of minority interests) associated with the grant for the year ended December 31, 2005.

In September 2005, the President of the Company was awarded a restricted stock grant of 551,250 shares of the Company's common stock and, on November 16, 2005, he was awarded an additional restricted stock grant of 86,623 shares of the Company's common stock, in each case, pursuant to the 1999 Plan. Pursuant to the restricted share agreements, one-fourth of the shares vested on September 15, 2006, with an additional one-fourth vesting on each of the three succeeding one-year anniversaries of the first vesting date through September 15, 2009. In the event his employment with the Company is terminated for any reason other than his death, his disability or a change of control (as defined in his restricted share agreements) of the Company, any remaining balance of the shares not previously vested will be forfeited by him. These restricted stock awards by the Company replaced the unvested portion of the New Valley restricted stock grant relinquished by the President of the Company. The number of restricted shares of the Company's common stock awarded to him by the Company (637,872 shares) was the equivalent of the number of shares of the Company's common stock that would have been issued to him had he retained his unvested New Valley restricted shares and those shares were exchanged for the Company's common stock in the exchange offer and subsequent merger whereby the Company acquired the remaining minority interest in New Valley in December 2005. The Company recorded deferred compensation of $11,340 representing the fair market value of the total restricted shares on the dates of grant. The deferred compensation will be amortized over the vesting period as a charge to compensation expense. The Company recorded an expense of $2,835, $2,987 and $679 associated with the grants for the years ended December 31, 2007, 2006 and 2005, respectively.

In November 2005, the President of Liggett and Liggett Vector Brands was awarded a restricted stock grant of 55,125 shares of the Company's common stock pursuant to the 1999 Plan. Pursuant to his restricted share agreement, one-fourth of the shares vested on November 1, 2006, with an additional one-fourth vesting on each of the three succeeding one-year anniversaries of the first vesting date through November 1, 2009. In the event his employment with the Company is terminated for any reason other than his death, his disability or a change of control (as defined in his restricted share agreement) of the Company, any remaining balance of the shares not previously vested will be forfeited by him. The Company recorded deferred compensation of $1,018 representing the fair market value of the restricted shares on the date of grant. The Company recorded an expense of $254, $254 and $37 associated with the grant for the years ended December 31, 2007, 2006 and 2005, respectively.

On June 1, 2004, the Company granted 12,155 restricted shares of the Company's common stock pursuant to the 1999 Plan to each of its four outside directors. The shares vested over a period of three years. The Company recognized $644 of expense over the vesting period, including $89, $215 and $215 of expense for the years ended December 31, 2007, 2006 and 2005, respectively.

On June 4, 2007, the Company granted 10,500 restricted shares of the Company's common stock pursuant to the 1999 Plan to each of its four outside directors. The shares will vest over three years and the Company will recognize $792 of expense over the vesting period. The Company recognized $154 for the year ended December 31, 2007, in connection with this restricted stock award.

As of December 31, 2007, there was $4,846 of total unrecognized compensation costs related to unvested restricted stock awards. The cost is expected to be recognized over a weighted-average period of approximately one year at December 31, 2007.

As of December 31, 2006, there was $7,386 of total unrecognized compensation costs related to unvested restricted stock awards. The cost is expected to be recognized over a weighted-average period of approximately 1.81 years at December 31, 2006.

The Company's accounting policy is to treat dividends paid on unvested restricted stock as a reduction to additional paid-in capital on the Company's consolidated balance sheet.

12. CONTINGENCIES

Tobacco-Related Litigation:

Overview

Since 1954, Liggett and other United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. New cases continue to be commenced against Liggett and other cigarette manufacturers. The cases generally fall into the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs ("Individual Actions"); (ii) smoking and health cases primarily alleging personal injury or seeking court-supervised programs for ongoing medical monitoring and purporting to be brought on behalf of a class of individual plaintiffs ("Class Actions"); (iii) health care cost recovery actions brought by various foreign and domestic governmental entities ("Governmental Actions"); and (iv) health care cost recovery actions brought by third-party payors including insurance companies, union health and welfare trust funds, asbestos manufacturers and others ("Third-Party Payor Actions"). As new cases are commenced, the costs associated with defending these cases and the risks relating to the inherent unpredictability of litigation continue to increase. The future financial impact of the risks and expenses of litigation and the effects of the tobacco litigation settlements discussed below are not quantifiable at this time. For the year ended December 31, 2007 and 2006, Liggett incurred legal expenses and other litigation costs totaling approximately $7,800 and $4,465, respectively.

Individual Actions

As of February 22, 2008, there were approximately 59 individual cases pending against Liggett and/or the Company, where one or more individual plaintiffs allege injury resulting from cigarette smoking, addiction to cigarette smoking or exposure to secondary smoke and seek compensatory and, in some cases, punitive damages. In addition, there were approximately 1,600 *Engle* progeny cases (defined below) pending, in state and federal courts in Florida, and approximately 100 individual cases pending in West Virginia state court as part of a consolidated action. The following table lists the number of individual cases by state that are pending against Liggett (excluding Engle progeny cases and the cases consolidated in West Virginia) or its affiliates as of February 22, 2008:

State	Number of Cases
Florida	13
Maryland	13
New York	11
Mississippi	10
Louisiana	5
Missouri	2
West Virginia	2
District of Columbia	1
Ohio	1
Pennsylvania	1

Of the individual cases listed above, there are currently three pending where Liggett is the only tobacco company defendant. In April 2004, in *Davis v. Liggett Group Inc.*, a Florida state court jury awarded compensatory damages of $540 against Liggett. In addition, plaintiff's counsel was awarded legal fees of $752. Liggett appealed both the verdict and the legal fees award. In October 2007, the Fourth District Court of Appeal affirmed the compensatory award. Liggett filed a motion for rehearing and/or certification which is currently pending before the appellate court. No amounts have been expensed for this matter. In March 2005, in *Ferlanti v. Liggett Group Inc.*, a Florida state court granted Liggett's motion for summary judgment. The plaintiff appealed and in June 2006, the appellate court reversed and remanded back to the trial court. The court granted leave to plaintiff to add a claim for punitive damages. Trial commenced on February 19, 2008 and, on February 22, 2008, the court declared a mistrial. There is no activity in the other remaining case where Liggett is the sole tobacco company defendant.

The plaintiffs' allegations of liability in those cases in which individuals seek recovery for injuries allegedly caused by cigarette smoking are based on various theories of recovery, including negligence, gross negligence, breach of special duty, strict liability, fraud, concealment, misrepresentation, design defect, failure to warn, breach of express and implied warranties, conspiracy, aiding and abetting, concert of action, unjust enrichment, common law public nuisance, property damage, invasion of privacy, mental anguish, emotional distress, disability, shock, indemnity and violations of deceptive trade practice laws, the federal Racketeer Influenced and Corrupt Organizations Act ("RICO"), state RICO statutes and antitrust statutes. In many of these cases, in addition to compensatory damages, plaintiffs also seek other forms of relief including treble/multiple damages, medical monitoring, disgorgement of profits and punitive damages. Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from state to state and jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even billions of dollars. Defenses raised by defendants in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, lack of design defect, statute of limitations, equitable defenses such as "unclean hands" and lack of benefit, failure to state a claim and federal preemption.

Jury awards representing material amounts of damages have been returned against other cigarette manufacturers in recent years. The awards in these individual actions are for both compensatory and punitive damages. Over the last several years, after conclusion of all appeals, damage awards have been paid to several individual plaintiffs, including an award of $5,500 in compensatory damages, $50,000 in punitive damages and $27,000 in interest in a case against another cigarette manufacturer in 2006. There are several significant jury awards against other cigarette manufacturers, which are currently on appeal.

Engle Progeny Cases. Pursuant to the Florida Supreme Court's July 2006 ruling in *Engle v. R.J. Reynolds Tobacco Co.*, which decertified the class on a prospective basis, former class members had one year from January 11, 2007 in which to file individual lawsuits. In addition, some individuals who filed suit prior to January 11, 2007, and who claim they meet the conditions in *Engle*, are attempting to avail themselves of the *Engle* ruling. Lawsuits by individuals requesting the benefit of the *Engle* ruling, whether filed before or after the January 11, 2007 mandate, are referred to as the "*Engle* progeny cases." As of February 22, 2008, both Liggett and the Company were served in approximately 1,600 *Engle* progeny cases in both state and federal courts in Florida. These cases include approximately 3,500 plaintiffs. Plaintiffs have 120 days to serve cases filed before the deadline, so the total number of cases could increase substantially. For further information on the *Engle* case, see "— Class Actions — *Engle* Case," below.

In addition to the *Engle* progeny cases, there are approximately 100 cases pending where individual plaintiffs seek to recover a portion of the monies certain cigarette manufactures, including Liggett, placed into escrow in an agreement with the now decertified *Engle* class. Entitlement to the escrowed monies will be determined by the court, but Liggett has no further obligation in these cases as Liggett's portion of the escrow funds has been previously paid and expensed.

Class Actions

As of December 31, 2007, there were 11 actions pending for which either a class has been certified or plaintiffs are seeking class certification, where Liggett is a named defendant. Other cigarette manufacturers are also named. Many of these actions purport to constitute statewide class actions and were filed after May 1996 when the Fifth Circuit Court of Appeals, in *Castano v. American Tobacco Co.*, reversed a federal district court's certification of a purported nationwide class action on behalf of persons who were allegedly "addicted" to tobacco products.

Since the Fifth Circuit's *Castano* ruling, in *Scott v. American Tobacco Co., Inc.* (Liggett is not a defendant in this proceeding), a Louisiana court certified an "addiction-as-injury" class action that covered only citizens in that state. In May 2004, the *Scott* jury returned a verdict in the amount of $591,000, plus prejudgment interest, on the class' claim for a smoking cessation program. In February 2007, the appellate court upheld $279,000 of the $591,000 verdict, finding that certain smokers were entitled to damages. The trial court's award of prejudgment interest was overturned by the appellate court and the case was remanded to the trial court. In February 2007, the defendants filed a motion for rehearing. Two other class actions, *Broin v. Philip Morris Companies Inc.*, (Liggett was dismissed from this case) and *Engle,* were certified in state court in Florida prior to the *Castano* decision.

Engle Case. In May 1994, *Engle* was filed against Liggett and others in Miami-Dade County, Florida. The class consisted of all Florida residents who, by November 21, 1996, "have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarette smoking." In July 1999, after the conclusion of Phase I of the trial, the jury returned a verdict against Liggett and other cigarette manufacturers on certain issues determined by the trial court to be "common" to the causes of action of the plaintiff class. The jury made several findings adverse to the defendants including that defendants' conduct "rose to a level that would permit a potential award or entitlement to punitive damages." Phase II of the trial was a causation and damages trial for three of the class plaintiffs and a punitive damages trial on a class-wide basis, before the same jury that returned the verdict in Phase I. In April 2000, the jury awarded compensatory damages of $12,704 to the three class plaintiffs, to be reduced in proportion to the respective plaintiff's fault. In July 2000, the jury awarded approximately $145,000,000 in punitive damages against all defendants, including $790,000 against Liggett.

In May 2003, Florida's Third District Court of Appeal reversed the trial court's final judgment and remanded the case with instructions to decertify the class. The judgment in favor of one of the three class plaintiffs, in the amount of $5,831, was overturned as time barred and the court found that Liggett was not liable to the other two class plaintiffs.

In July 2006, the Florida Supreme Court affirmed in part and reversed in part the May 2003 Third District Court of Appeal's decision. Among other things, the Florida Supreme Court affirmed the decision vacating the punitive damages award and held that the class should be decertified prospectively, but preserved several of the Phase I findings (including that: (i) smoking causes lung cancer, among other diseases; (ii) nicotine in cigarettes is addictive; (iii) defendants placed cigarettes on the market that were defective and unreasonably dangerous; (iv) the defendants concealed material information; (v) all defendants sold or supplied cigarettes that were defective; and (vi) all defendants were negligent) and allowed former class members to proceed to trial on individual liability issues (using the above findings) and compensatory and punitive damage issues, provided they commence their individual lawsuits within one year from January 11, 2007, the date of the court's mandate. In December 2006, the Florida Supreme Court added the finding that defendants sold or supplied cigarettes that, at the time of sale or supply, did not conform to the representations made by defendants. Class counsel filed motions for attorneys' fees and costs, which motions are pending. In May 2007, the defendants, including Liggett, filed a petition for writ of certiorari with the United States Supreme Court. The petition was denied in September 2007. In October 2007, defendants filed a petition for rehearing before the United States Supreme Court which was denied in November 2007. As of February 22, 2008, there were approximately 1,600 *Engle* progeny cases filed and served where either Liggett (and other cigarette manufacturers) or the Company, or both, were named as defendants. These cases include approximately 3,500 plaintiffs.

In June 2002, the jury in a Florida state court action entitled *Lukacs v. R.J. Reynolds Tobacco Company*, awarded $37,500 in compensatory damages in a case involving Liggett and two other cigarette manufacturers. In March 2003, the court reduced the amount of the compensatory damages to $24,860. The jury found Liggett 50% responsible for the damages incurred by the plaintiff. The *Lukacs* case was the first case to be tried as an individual *Engle* class member suit following entry of final judgment by the *Engle* trial court. After the verdict was returned, the case was abated pending completion of the *Engle* appeal. After the issuance of the Florida Supreme Court's opinion discussed above, the plaintiff filed a motion requesting that the trial court enter partial final judgment, tax costs and attorneys' fees and schedule trial on the punitive damages claims. Defendants have opposed the relief sought by plaintiff on the grounds that the reversal by the Florida Supreme Court of the *Engle* Phase I finding on fraud mandates the reversal of the jury verdict and precludes the entry of final judgment in plaintiff's favor and, on January 28, 2008, filed a submission asking the court to set aside the verdict and dismiss the case. If the court enters judgment in plaintiff's favor, plaintiff contends that interest on the judgment accrues from the date of the verdict. Plaintiff has filed a motion seeking an award of attorneys' fees from Liggett based on their prior proposal for settlement. Oral argument was held in March 2007 and the parties are awaiting a decision. Liggett may be required to bond the amount of the judgment against it to perfect its appeal. In the event the court enters the judgment, Liggett intends to appeal.

Other Class Actions. Classes remain certified against Liggett in West Virginia *(Blankenship),* Kansas (*Smith*), New Mexico (*Romero*) and New York (*Schwab*). *Blankenship* is dormant. *Smith* and *Romero* are actions in which plaintiffs allege that cigarette manufacturers conspired to fix cigarette prices in violation of antitrust laws. Class certification was granted in *Smith v. Philip Morris* in November 2001. Discovery is ongoing. Class certification was granted in *Romero v. Philip Morris* in April 2003 and was affirmed by the New Mexico Supreme Court in February 2005. In June 2006, the trial court granted defendants' motions for summary judgment. Plaintiffs appealed to the New Mexico Court of Appeals. Briefing was completed in August 2007 and the parties are awaiting a decision.

Class action suits have been filed in a number of states against cigarette manufacturers, alleging, among other things, that the use of the terms "light" and "ultra light" constitutes unfair and deceptive trade practices, among other things. One such suit, *Schwab v. Philip Morris,* pending in federal court in New York since 2004, seeks to create a nationwide class of "light" cigarette smokers. The action asserts claims under RICO. The proposed class is seeking as much as $200,000,000 in damages, which could be trebled under RICO. In November 2005, the court ruled that the plaintiffs would be permitted to calculate damages on an aggregate basis and use "fluid recovery" theories to allocate them among class members, if the class was certified. Fluid recovery would permit potential damages to be paid out in ways other than merely giving cash directly to plaintiffs, such as establishing a pool of money that could be used for public purposes. In September 2006, the court granted plaintiff's motion for class certification. In November 2006, the United States Court of Appeals for the Second Circuit granted the defendants' motions to stay the district court proceedings and for review of the class certification ruling. Oral argument was held in July 2007 and the parties are awaiting a decision. Liggett is a defendant in the *Schwab* case.

In June 1998, in *Cleary v. Philip Morris, Inc.*, a putative class action was brought in Illinois state court on behalf of persons who have allegedly been injured by (i) the defendants' purported conspiracy pursuant to which defendants allegedly concealed material facts regarding the addictive nature of nicotine; (ii) the defendants' alleged acts of targeting their advertising and marketing to minors; and (iii) the defendants' claimed breach of the public's right to defendants' compliance with laws prohibiting the distribution of cigarettes to minors. The plaintiffs request that the defendants be required to disgorge all profits unjustly received through their sale of cigarettes to plaintiffs, which in no event will be greater than $75 each, inclusive of punitive damages, interest and costs. In July 2006, the plaintiffs filed a motion for class certification. A class certification hearing occurred in September 2007 and the parties are awaiting a decision. Merits discovery is stayed pending a ruling by the court. Liggett is a defendant in the *Cleary* case.

In April 2001, in *Brown v. The American Tobacco Co., Inc.*, a California state court granted in part plaintiffs' motion for class certification and certified a class comprised of adult residents of California who smoked at least one of defendants' cigarettes "during the applicable time period" and who were exposed to defendants' marketing and advertising activities in California. In March 2005, the court granted defendants' motion to decertify the class based on a recent change in California law. In October 2006, the plaintiffs filed a petition for review with the California Supreme Court, which was granted in November 2006. Oral argument has not yet been scheduled. Liggett is a defendant in the *Brown* case.

Although not technically a class action, in *In Re: Tobacco Litigation (Personal Injury Cases),* a West Virginia State court consolidated approximately 750 individual smoker actions that were pending prior to 2001 for trial of certain common issues. In January 2002, the court severed Liggett from the trial of the consolidated action. The consolidation was affirmed on appeal by the West Virginia Supreme Court. In February 2008, the United States Supreme Court denied the defendants' petition for writ of certiorari asking the Court to review the trial plan. It is estimated that Liggett could be a defendant in approximately 100 of the cases. In February 2008, the court granted defendants' motion to stay all proceedings pending United States Supreme Court review in *Good v. Altria Group Inc.*

Class certification motions are pending in a number of other cases and a number of orders denying class certification are on appeal. In addition to the cases described above, a number of class actions remain certified against other cigarette manufacturers.

Governmental Actions

As of December 31, 2007, there were two Governmental Actions pending against Liggett, only one of which is active as to Liggett. The claims asserted in health care cost recovery actions vary. In these cases, the governmental entities typically assert equitable claims that the tobacco industry was "unjustly enriched" by their payment of health care costs allegedly attributable to smoking and seek reimbursement of those costs. Other claims made by some but not all plaintiffs include the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, breach of special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under state and federal statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under RICO.

DOJ Case. In September 1999, the United States government commenced litigation against Liggett and other cigarette manufacturers in the United States District Court for the District of Columbia. The action sought to recover an unspecified amount of health care costs paid for and furnished, and to be paid for and furnished, by the federal government for lung cancer, heart disease, emphysema and other smoking-related illnesses allegedly caused by the fraudulent and tortious conduct of defendants, to restrain defendants and co-conspirators from engaging in alleged fraud and other allegedly unlawful conduct in the future, and to compel defendants to disgorge the proceeds of their unlawful conduct. The action asserted claims under three federal statutes, the Medical Care Recovery Act ("MCRA"), the Medicare Secondary Payer provisions of the Social Security Act ("MSP") and RICO. In September 2000, the court dismissed the government's claims based on MCRA and MSP. Trial of the case concluded in June 2005.

In August 2006, the trial court entered a Final Judgment and Remedial Order against each of the cigarette manufacturing defendants, except Liggett. The Final Judgment, among other things, ordered the following relief against the non-Liggett defendants: (i) the defendants are enjoined from committing any act of racketeering concerning the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States; (ii) the defendants are enjoined from making any material false, misleading, or deceptive statement or representation concerning cigarettes that persuades people to purchase cigarettes; (iii) the defendants are enjoined from utilizing "lights", "low tar", "ultra lights", "mild", or "natural" descriptors, or conveying any other express or implied health messages in connection with the marketing or sale of cigarettes, domestically and internationally, as of January 1, 2007; (iv) the defendants must make certain corrective statements on their websites, and in television and print media advertisements; (v) the defendants must maintain internet document websites until 2016 with access to smoking and health related documents; (vi) the defendants must disclose all disaggregated marketing data to the government on a confidential basis; (vii) the defendants are not permitted to sell or otherwise transfer any of their cigarette brands, product formulas or businesses to any person or entity for domestic use without a court order, and unless the acquiring person or entity agrees to be bound by the terms of the Final Judgment; and (viii) the defendants must pay the appropriate costs incurred by the government in prosecuting the action, in an amount to be determined by the trial court.

No monetary damages were awarded other than the government's costs. In October 2006, the United States Court of Appeals for the District of Columbia stayed the Final Judgment pending appeal. The defendants filed amended notices of appeal in March 2007. The government acknowledged in its appellate brief that it was not appealing the district court's decision to award no remedy against Liggett. Therefore, although this case has been concluded as to Liggett, it is unclear what impact, if any, the Final Judgment will have on the cigarette industry as a whole. To the extent that the Final Judgment leads to a decline in industry-wide shipments of cigarettes in the United States or otherwise imposes regulations which adversely affect the industry, Liggett's sales volume, operating income and cash flows could be materially adversely affected.

In December 1998, in City of St. Louis v. American Tobacco Company Inc., a case pending in Missouri state court, the City of St. Louis and approximately 50 hospitals brought suit against Liggett and other cigarette manufacturers seeking recovery of costs expended by the hospitals on behalf of patients who suffer, or have suffered, from illnesses allegedly resulting from the use of cigarettes. In June 2005, the court granted defendants' motion for summary judgment as to claims for damages which accrued prior to November 16, 1993. The claims for damages which accrued after November 16, 1993 are pending. Discovery is ongoing. Trial is scheduled to commence in January 2010.

Third-Party Payor Actions

As of December 31, 2007, there were two Third-Party Payor Actions pending against Liggett. Other cigarette manufacturers are also named. The Third-Party Payor Actions typically have been commenced by insurance companies, union health and welfare trust funds, asbestos manufacturers and others. In Third-Party Payor Actions, plaintiffs seek damages for: funding of corrective public education campaigns relating to issues of smoking and health; funding for clinical smoking cessation programs; disgorgement of profits from sales of cigarettes; restitution; treble damages; and attorneys' fees. Although no specific amounts are provided, it is understood that requested damages against cigarette manufacturers in these cases might be in the billions of dollars.

Several federal circuit courts of appeals and state appellate courts have ruled that Third-Party Payors did not have standing to bring lawsuits against cigarette manufacturers, relying primarily on grounds that plaintiffs' claims were too remote. The United States Supreme Court has refused to consider plaintiffs' appeals from the cases decided by five federal circuit courts of appeals.

In June 2005, the Jerusalem District Court in Israel added Liggett as a defendant in an action commenced in 1998 by the largest private insurer in that country, General Health Services, against the major United States cigarette manufacturers. The plaintiff seeks to recover the past and future value of the total expenditures for health care services provided to residents of Israel resulting from tobacco related diseases, court ordered interest for past expenditures from the date of filing the statement of claim, increased and/or punitive and/or exemplary damages and costs. The court ruled that, although Liggett had not sold product in Israel since at least 1978, it might still have liability for cigarettes sold prior to that time. Motions filed by the defendants are pending before the Israel Supreme Court seeking appeal from a lower court's decision granting leave to plaintiff for foreign service of process.

In August 2005, the United Seniors Association, Inc. filed a lawsuit in federal court in Massachusetts pursuant to the private cause of action provisions of the MSP seeking to recover for the Medicare program all expenditures on smoking-related diseases since August 1999. In August 2006, the court granted the defendants' motion to dismiss the complaint which was affirmed by the United States Court of Appeals for the First Circuit in August 2007. Plaintiff filed a petition for writ of certiorari with the United States Supreme Court which was denied on January 22, 2008.

Upcoming Trials

There is one individual action in Mississippi state court, *McGee v. Philip Morris Inc.*, currently scheduled for trial on October 7, 2008. There are five individual actions in New York state court, where Liggett is a defendant along with other cigarette manufacturers, that may be set for trial in 2008, including *Hausrath v. Philip Morris Inc.*, which has been set for trial on September 8, 2008. There may be several other individual actions in Florida, where Liggett and other cigarette manufacturers are defendants, that may be set for trial in 2008. Trial dates are subject to change.

MSA and Other State Settlement Agreements

In March 1996, March 1997 and March 1998, Liggett entered into settlements of smoking-related litigation with 45 states and territories. The settlements released Liggett from all smoking-related claims within those states and territories, including claims for health care cost reimbursement and claims concerning sales of cigarettes to minors.

In November 1998, Philip Morris, Brown & Williamson, R.J. Reynolds and Lorillard (the "Original Participating Manufacturers" or "OPMs") and Liggett (together with any other tobacco product manufacturer that becomes a signatory, the "Subsequent Participating Manufacturers" or "SPMs") (the OPMs and SPMs are hereinafter referred to jointly as the "Participating Manufacturers") entered into the Master Settlement Agreement (the "MSA") with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the "Settling States") to settle the asserted and unasserted health care cost recovery and certain other claims of those Settling States. The MSA received final judicial approval in each Settling State.

In the Settling States, the MSA released Liggett from:

- all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and
- all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds, relating to future conduct arising out of the use of or exposure to, tobacco products that have been manufactured in the ordinary course of business.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.

The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage usage of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers.

Liggett has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 1.65% of total cigarettes sold in the United States. Vector Tobacco has no payment obligations under the MSA, except to the extent its market share exceeds a market share exemption of approximately 0.28% of total cigarettes sold in the United States. According to data from Management Science Associates, Inc., domestic shipments by Liggett and Vector Tobacco accounted for approximately 2.2% of the total cigarettes shipped in the United States in 2005, 2.4% in 2006 and 2.5% in 2007. If Liggett's or Vector Tobacco's market share exceeds their respective market share exemption in a given year, then on April 15 of the following year, Liggett and/or Vector Tobacco, as the case may be, would pay on each excess unit an amount equal (on a per-unit basis) to that due by the OPMs for that year. In April 2005, Liggett and Vector Tobacco paid $20,982 for their 2004 MSA obligations. In April 2006, Liggett and Vector Tobacco paid $10,637 for their 2005 MSA obligations. In April 2007, Liggett and Vector Tobacco paid $38,743 for their 2006 MSA obligations. Liggett and Vector Tobacco have expensed $48,756 for their estimated MSA obligations for 2007, as part of cost of goods sold. Liggett and Vector Tobacco prepaid $34,500 of this amount in 2007 and anticipate paying another $4,100 in April 2008, after withholding certain disputed amounts.

Under the payment provisions of the MSA, the Participating Manufacturers are required to pay a base annual amount of $9,000,000 in 2008 and each year thereafter,(subject to applicable adjustments, offsets and reductions). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligations of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

Certain MSA Disputes

In 2005, the independent auditor under the MSA calculated that Liggett owed $28,668 for its 2004 sales. In April 2005, Liggett paid $11,678 and disputed the balance, as permitted by the MSA. Liggett subsequently paid $9,304 of the disputed amount, although Liggett continues to dispute that this amount is owed. This $9,304 relates to an adjustment to its 2003 payment obligation claimed by Liggett for the market share loss to non-participating manufacturers, which is known as the "NPM Adjustment." At December 31, 2007, included in "Other assets" on the Company's consolidated balance sheet, was a noncurrent receivable of $6,513 relating to such amount. The remaining balance in dispute of $7,686 is comprised of $5,318 claimed for a 2004 NPM Adjustment and $2,368 relating to the independent auditor's retroactive change from "gross" to "net" units in calculating MSA payments, which Liggett contends is improper, as discussed below. From its April 2006 payment, Liggett and Vector Tobacco withheld approximately $1,600 claimed for the 2005 NPM Adjustment and $2,612 relating to the retroactive change from "gross" to "net" units. Liggett and Vector Tobacco withheld approximately $4,200 from their April 2007 payments related to the 2006 NPM Adjustment and approximately $3,000 relating to the retroactive change from "gross" to "net" units.

The following amounts have not been expensed in the accompanying consolidated financial statements as they relate to Liggett's and Vector Tobacco's claim for an NPM adjustment: $6,513 for 2003, $3,789 for 2004 and $800 for 2005.

NPM Adjustment. In March 2006, an economic consulting firm selected pursuant to the MSA rendered its final and non-appealable decision that the MSA was a "significant factor contributing to" the loss of market share of Participating Manufacturers for 2003. The economic consulting firm rendered the same decision with respect to 2004 and 2005. As a result, the manufacturers are entitled to potential NPM Adjustments to their 2003, 2004 and 2005 MSA payments. A Settling State that has diligently enforced its qualifying escrow statute in the year in question may be able to avoid application of the NPM Adjustment to the payments made by the manufacturers for the benefit of that state or territory.

Since April 2006, notwithstanding provisions in the MSA requiring arbitration, litigation has been commenced in 49 Settling States over the issue of whether the application of the NPM Adjustment for 2003 is to be determined through litigation or arbitration. These actions relate to the potential NPM Adjustment for 2003, which the independent auditor under the MSA previously determined to be as much as $1,200,000 for all Participating Manufacturers. To date, 47 of 48 courts that have decided the issue have ruled that the 2003 NPM Adjustment dispute is arbitrable and 34 of those decisions are final. In Louisiana, Participating Manufacturers have appealed the court's decision that the dispute was not arbitrable. There can be no assurance that Liggett or Vector Tobacco will receive any adjustment as a result of these proceedings.

Gross v. Net Calculations. In October 2004, the independent auditor notified Liggett and all other Participating Manufacturers that their payment obligations under the MSA, dating from the agreement's execution in late 1998, had been recalculated using "net" unit amounts, rather than "gross" unit amounts (which had been used since 1999). The change in the method of calculation could, among other things, require additional MSA payments by Liggett of approximately $14,200, plus interest, for 2001 through 2006, require an additional payment of approximately $3,300 for 2007 and require additional amounts in future periods because the proposed change from "gross" to "net" units would serve to lower Liggett's market share exemption under the MSA.

Liggett has objected to this retroactive change and has disputed the change in methodology. Liggett contends that the retroactive change from using "gross" unit amounts to "net" unit amounts is impermissible for several reasons, including:

- use of "net" unit amounts is not required by the MSA (as reflected by, among other things, the use of "gross" unit amounts through 2005);
- such a change is not authorized without the consent of affected parties to the MSA;
- the MSA provides for four-year time limitation periods for revisiting calculations and determinations, which precludes recalculating Liggett's 1997 Market Share (and thus, Liggett's market share exemption); and
- Liggett and others have relied upon the calculations based on "gross" unit amounts since 1998.

No amounts have been expensed or accrued in the accompanying consolidated financial statements for any potential liability relating to the "gross" versus "net" dispute.

Litigation Challenging the MSA. In litigation pending in federal court in New York, certain importers of cigarettes allege that the MSA and certain related New York statutes violate federal antitrust and constitutional law. The United States Court of Appeals for the Second Circuit has held that plaintiffs have stated a claim for relief on antitrust grounds. In September 2004, the court denied plaintiffs' motion to preliminarily enjoin the MSA and certain related New York statutes, but the court issued a preliminary injunction against an amendment repealing the "allocable share" provision of the New York escrow statute. The parties' motions for summary judgment are pending. Additionally, in another proceeding pending in New York federal court, plaintiffs seek to enjoin the statutes enacted by New York and other states in connection with the MSA on the grounds that the statutes violate the Commerce Clause of the United States Constitution and federal antitrust laws. In September 2005, the United States Court of Appeals for the Second Circuit held that plaintiffs stated a claim for relief and that the New York federal court had jurisdiction over the other defendant states. In October 2006, the United States Supreme Court denied the petition of the attorneys general for writ of certiorari. Similar challenges to the MSA and MSA-related state statutes are pending in Kentucky, Arkansas, Kansas, Louisiana, Tennessee and Oklahoma. Liggett and the other cigarette manufacturers are not defendants in these cases.

Other State Settlements. The MSA replaces Liggett's prior settlements with all states and territories except for Florida, Mississippi, Texas and Minnesota. Each of these four states, prior to the effective date of the MSA, negotiated and executed settlement agreements with each of the other major tobacco companies, separate from those settlements reached previously with Liggett. Liggett's agreements with these states remain in full force and effect, and Liggett made various payments to these states during 1996, 1997 and 1998 under the agreements. These states' settlement agreements with Liggett contained most favored nation provisions which could reduce Liggett's payment obligations based on subsequent settlements or resolutions by those states with certain other tobacco companies. Beginning in 1999, Liggett determined that, based on each of these four states' settlements or resolutions with United States Tobacco Company, Liggett's payment obligations to those states had been eliminated. With respect to all non-economic obligations under the previous settlements, Liggett believes it is entitled to the most favorable provisions as between the MSA and each state's respective settlement with the other major tobacco companies. Therefore, Liggett's non-economic obligations to all states and territories are now defined by the MSA.

In 2003, in order to resolve any potential issues with Minnesota as to Liggett's ongoing economic settlement obligations, Liggett negotiated a $100 a year payment to Minnesota, to be paid any year cigarettes manufactured by Liggett are sold in that state. In 2004, the Attorneys General for Florida, Mississippi and Texas advised Liggett that they believed that Liggett had failed to make all required payments under the respective settlement agreements with these states for the period 1998 through 2003 and that additional payments may be due for 2004 and subsequent years. Liggett believes these allegations are without merit, based, among other things, on the language of the most favored nation provisions of the settlement agreements. In December 2004, Florida offered to settle all amounts allegedly owed by Liggett for the period through 2003 for the sum of $13,500. In March 2005, Florida reaffirmed its December 2004 offer to settle and provided Liggett with a 60 day notice to cure the alleged defaults. Liggett offered Florida $2,500 in a lump sum to settle all alleged obligations through December 31, 2006 and $100 per year thereafter in any year in which cigarettes manufactured by Liggett are sold in Florida, to resolve all alleged future obligations under the settlement agreement. In November 2004, Mississippi offered to settle all amounts allegedly owed by Liggett for the period through 2003 for the sum of $6,500. In April 2005, Mississippi reaffirmed its November 2004 offer to settle and provided Liggett with a 60 day notice to cure the alleged defaults. No specific monetary demand has been made by Texas.

Except for $2,500 accrued at December 31, 2007, in connection with the foregoing matters, no other amounts have been accrued in the accompanying consolidated financial statements for any additional amounts that may be payable by Liggett under the settlement agreements with Florida, Mississippi and Texas. There can be no assurance that Liggett will resolve these matters or that Liggett will not be required to make additional material payments, which payments could adversely affect the Company's consolidated financial position, results of operations or cash flows.

Management is not able to predict the outcome of the litigation pending or threatened against Liggett. Litigation is subject to many uncertainties. For example, in July 2006, the Florida Supreme Court affirmed in part and reversed in part the May 2003 intermediate appellate court decision in the *Engle* case. Although the Florida Supreme Court affirmed the decision to decertify the class on a prospective basis and the order vacating the punitive damages award, the court upheld certain of the trial court's Phase I determinations. In June 2002, the jury in the *Lukacs* case, an individual case brought under the third phase of the *Engle* case, awarded $37,500 (subsequently reduced by the court to $24,860) of compensatory damages against Liggett and two other defendants and found Liggett 50% responsible for the damages. The plaintiff filed a motion for the trial court to enter partial final judgment, tax costs and attorneys' fees, and schedule trial on the punitive damages claim. Oral argument on the motion occurred in March 2007 and the parties are awaiting a decision. Liggett may be required to bond the amount of the judgment entered against it to perfect its appeal. In April 2004, a jury in a Florida state court action awarded compensatory damages of approximately $540 against Liggett in an individual action. In addition, plaintiff's counsel was awarded legal fees of $752. Liggett appealed both the verdict and the legal fees award. In October 2007, the Fourth District Court of Appeal affirmed the compensatory award. Liggett filed a motion for rehearing and/or certification. It is possible that additional cases could be decided unfavorably against Liggett. As a result of the *Engle* decision, approximately 1,600 cases has been filed and served against Liggett and the Company. These cases include approximately 3,500 plaintiffs. Although the deadline for filing *Engle* progeny cases has passed, plaintiffs have 120 days to serve their complaints so it is possible that the number of cases could increase substantially. Liggett may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so.

Management cannot predict the cash requirements related to any future defense costs, settlements or judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation. Management is unable to make a reasonable estimate with respect to the amount or range of loss that could result from an unfavorable outcome of the cases pending against Liggett or the costs of defending such cases and as a result has not provided any amounts in its consolidated financial statements for unfavorable outcomes. The complaints filed in these cases rarely detail alleged damages. Typically, the claims set forth in an individual's complaint against the tobacco industry seek money damages in an amount to be determined by a jury, plus punitive damages and costs.

The tobacco industry is subject to a wide range of laws and regulations regarding the marketing, sale, taxation and use of tobacco products imposed by local, state and federal governments. There have been a number of restrictive regulatory actions, adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation or legislation.

It is possible that the Company's consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such smoking-related litigation.

Liggett's and Vector Tobacco's management are unaware of any material environmental conditions affecting their existing facilities. Liggett's and Vector Tobacco's management believe that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, results of operations or competitive position of Liggett or Vector Tobacco.

Other Litigation:

In 1994, New Valley commenced an action against the United States government seeking damages for breach of a launch services agreement covering the launch of one of the Westar satellites owned by New Valley's former Western Union satellite business. In March 2007, the parties entered into a Stipulation for Entry of Judgment to settle New Valley's claims. In May 2007, New Valley received a $20,000 payment from the government in connection with the settlement. The Company recognized a pre-tax gain in 2007 of $19,590, net of operating, selling, administrative and general expenses of $410, in connection with the settlement.

In October 2005, Lorillard Tobacco Company advised Liggett that it believed that certain styles of Liggett's Grand Prix brand cigarettes created a likelihood of confusion among consumers with Lorillard's Newport cigarette brand because of similarities in packaging. In December 2006, Lorillard commenced an action in the United States District Court for the Middle District of North Carolina seeking, among other things: an injunction against Liggett's sale of certain brand styles of Grand Prix; an order directing the recall of the relevant brand styles; an accounting of profits for the relevant brand styles; treble damages; and interest, attorneys' fees and costs. In January 2008, the parties resolved the litigation.

Other Matters:

In February 2004, Liggett Vector Brands and another cigarette manufacturer entered into a five year agreement with a subsidiary of the American Wholesale Marketers Association to support a program to permit certain tobacco distributors to secure, on reasonable terms, tax stamp bonds required by state and local governments for the distribution of cigarettes. Under the agreement, Liggett Vector Brands has agreed to pay a portion of losses, if any, incurred by the surety under the bond program, with a maximum loss exposure of $500 for Liggett Vector Brands. To secure its potential obligations under the agreement, Liggett Vector Brands has delivered to the subsidiary of the Association a $100 letter of credit and agreed to fund up to an additional $400. Liggett Vector Brands has incurred no losses to date under this agreement, and the Company believes the fair value of Liggett Vector Brands' obligation under the agreement was immaterial at December 31, 2007.

There are several other proceedings, lawsuits and claims pending against the Company and certain of its consolidated subsidiaries unrelated to tobacco or tobacco product liability. Management is of the opinion that the liabilities, if any, ultimately resulting from such other proceedings, lawsuits and claims should not materially affect the Company's financial position, results of operations or cash flows.

13. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,		
	2007	2006	2005
I. Cash paid during the period for:			
Interest	$30,491	$35,553	$25,382
Income taxes	18,967	45,475	14,045
II. Non-cash investing and financing activities:			
Issuance of stock dividend	287	271	210
Conversion of debt	—	70,000	—
Non-cash dividend of LTS shares	—	—	2,986
Capital leases with purchase of equipment	—	—	418
Equipment acquired through financing agreements	—	—	6,713

14. RELATED PARTY TRANSACTIONS

In connection with the Company's private offering of convertible notes in November 2004, in order to permit hedging transactions by the purchasers, the purchasers of the notes required a principal stockholder of the Company, who serves as the Executive Chairman of the Company, to enter into an agreement granting the placement agent for the offering the right, in its sole discretion, to borrow up to 4,020,285 shares of common stock from this stockholder or an entity affiliated with him during a 30-month period through May 2007, subject to extension under various conditions, and that he agreed not to dispose of such shares during this period, subject to limited exceptions. In consideration for this stockholder agreeing to lend his shares in order to facilitate the Company's offering and accepting the resulting liquidity risk, the Company agreed to pay him or an affiliate designated by him an annual fee, payable on a quarterly basis in cash or, by mutual agreement of the Company and this stockholder, shares of Common Stock, equal to 1% of the aggregate market value of 4,020,285 shares of Common Stock. In addition, the Company agreed to hold this stockholder harmless on an after-tax basis against any increase, if any, in the income tax rate applicable to dividends paid on the shares as a result of the share loan agreement. For the years ended December 31, 2007, 2006 and 2005, the Company recognized expense of $504, $1,207 and $873 for amounts payable to an entity affiliated with this stockholder under this agreement. This stockholder had the right to assign to one of the Company's other principal stockholders, who serves as the Company's President, some or all of his obligation to lend the shares under such agreement. In May 2006, this stockholder assigned to the other stockholder the obligation to lend 590,472 shares of Common Stock under the agreement.

In connection with the April 2005 placement of additional convertible notes, the Company entered into a similar agreement through May 2007 with this other principal stockholder, who is the President of the Company, with respect to 347,287 shares of common stock. For the years ended December 31, 2007, 2006 and 2005, the Company recognized expense of $62, $115 and $41, respectively, for amounts payable to an entity affiliated with this stockholder under this agreement and for the assigned obligation to lend shares.

In September 2006, the Company entered into an agreement with Ladenburg Thalmann Financial Services Inc. ("LTS") pursuant to which the Company agreed to make available to LTS the services of the Company's Executive Vice President to serve as the President and Chief Executive Officer of LTS and to provide certain other financial and accounting services, including assistance with complying with Section 404 of the Sarbanes-Oxley Act of 2002. In consideration for such services, LTS had agreed to pay the Company an annual fee of $250 plus reimbursement of expenses and will indemnify the Company. The agreement is terminable by either party upon 30 days' prior written notice. Various executive officers and directors of the Company and New Valley serve as members of the Board of Directors of LTS. In December 2007, LTS and Vector entered into an amendment to the agreement to amend the fees payable thereunder as follows: (i) a special management fee payment of $150 for 2007 (resulting in a total payment of $400 for 2007), (ii) an increase in the annual fee from $250 to $400, effective January 1, 2008 and (iii) an increase in the annual fee from $400 to $600, effective July 1, 2008 (payment of $500 for 2008). For 2007, LTS paid compensation of $600 to each of the President of the Company, who serves as Vice Chairman of LTS, and to the Executive Vice President of the Company, who serves as President and CEO of LTS. (See Note 17.)

The Company's President, a firm he serves as a consultant to (and, prior to January 2005, was the Chairman of), and affiliates of that firm received ordinary and customary insurance commissions aggregating approximately $241, $273 and $495 in 2007, 2006 and 2005, respectively, on various insurance policies issued for the Company and its subsidiaries and equity investees.

The Company is an investor in investment partnerships affiliated with certain stockholders of the Company. (See Note 6.)

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company's financial instruments have been determined by the Company using available market information and appropriate valuation methodologies described in Note 1. However, considerable judgment is required to develop the estimates of fair value and, accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange.

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$238,117	$238,117	$146,769	$146,769
Investment securities available for sale	45,875	45,875	18,960	18,960
Restricted assets	8,766	8,766	8,274	8,274
Long-term investments accounted for at cost	72,971	89,007	32,971	47,560
Financial liabilities:				
Notes payable and long-term debt	297,796	504,662	155,990	340,837
Embedded derivatives	101,582	101,582	95,473	95,473

16. PHILIP MORRIS BRAND TRANSACTION

In November 1998, the Company and Liggett granted Philip Morris Incorporated options to purchase interests in Trademarks LLC which holds three domestic cigarette brands, *L&M*, *Chesterfield* and *Lark*, formerly held by Liggett's subsidiary, Eve Holdings Inc.

Under the terms of the Philip Morris agreements, Eve contributed the three brands to Trademarks, a newly-formed limited liability company, in exchange for 100% of two classes of Trademarks' interests, the Class A Voting Interest and the Class B Redeemable Nonvoting Interest. Philip Morris acquired two options to purchase the interests from Eve. In December 1998, Philip Morris paid Eve a total of $150,000 for the options, $5,000 for the option for the Class A interest and $145,000 for the option for the Class B interest.

The Class A option entitled Philip Morris to purchase the Class A interest for $10,100. On March 19, 1999, Philip Morris exercised the Class A option, and the closing occurred on May 24, 1999.

The Class B option entitles Philip Morris to purchase the Class B interest for $139,900. The Class B option will be exercisable during the 90-day period beginning on December 2, 2008, with Philip Morris being entitled to extend the 90-day period for up to an additional six months under certain circumstances. The Class B interest will also be redeemable by Trademarks for $139,900 during the same period the Class B option may be exercised.

On May 24, 1999, Trademarks borrowed $134,900 from a lending institution. The loan is guaranteed by Eve and collateralized by a pledge by Trademarks of the three brands and Trademarks' interest in the trademark license agreement (discussed below) and by a pledge by Eve of its Class B interest. In connection with the closing of the Class A option, Trademarks distributed the loan proceeds to Eve as the holder of the Class B interest. The cash exercise price of the Class B option and Trademarks' redemption price were reduced by the amount distributed to Eve. Upon Philip Morris' exercise of the Class B option or Trademarks' exercise of its redemption right, Philip Morris or Trademarks, as relevant, will be required to obtain Eve's release from its guaranty. The Class B interest will be entitled to a guaranteed payment of $500 each year with the Class A interest allocated all remaining income or loss of Trademarks. The Company believes the fair value of Eve's guarantee is negligible at December 31, 2007.

Trademarks has granted Philip Morris an exclusive license of the three brands for an 11-year term expiring May 24, 2010 at an annual royalty based on sales of cigarettes under the brands, subject to a minimum annual royalty payment equal to the annual debt service obligation on the loan plus $1,000.

If Philip Morris fails to exercise the Class B option, Eve will have an option to put its Class B interest to Philip Morris, or Philip Morris' designees, at a put price that is $5,000 less than the exercise price of the Class B option (and includes Philip Morris' obtaining Eve's release from its loan guarantee). The Eve put option is exercisable at any time during the 90-day period beginning March 2, 2010.

If the Class B option, Trademarks' redemption right and the Eve put option expire unexercised, the holder of the Class B interest will be entitled to convert the Class B interest, at its election, into a Class A interest with the same rights to share in future profits and losses, the same voting power and the same claim to capital as the entire existing outstanding Class A interest, i.e., a 50% interest in Trademarks.

See Note 10 regarding the settlement with the Internal Revenue Service relating to the Philip Morris brand transaction.

17. NEW VALLEY CORPORATION

Office Buildings. In December 2002, New Valley purchased two office buildings in Princeton, New Jersey for a total purchase price of $54,000. In February 2005, New Valley completed the sale of the office buildings for $71,500. (See Notes 5, 6 and 19.)

Investments in non-consolidated real estate businesses. New Valley accounts for its 50% interests in Douglas Elliman Realty LLC, Koa Investors LLC and 16th & K Holdings LLC and, prior to the fourth quarter of 2007, accounted for its approximate 20% interest in Ceebraid on the equity method. (See Note 1(k).) Douglas Elliman Realty operates a residential real estate brokerage company in the New York metropolitan area. Koa Investors owns the Sheraton Keauhou Bay Resort & Spa in Kailua-Kona, Hawaii. Following a major renovation, the property reopened in the fourth quarter 2004 as a four star resort with 521 rooms. 16th and K Holdings acquired the St. Regis Hotel, a 193 room luxury hotel in Washington, D.C. in August 2005. The St. Regis Hotel, which was temporarily closed for an extensive renovation on August 31, 2006, reopened in January 2008. Ceebraid owns the Holiday Isle Resort in Islamorada, Florida.

The components of "Investments in non-consolidated real estate businesses" were as follows as of December 31, 2007 and 2006:

	December 31, 2007	December 31, 2006
Douglas Elliman Realty LLC	$31,893	$20,481
16th and K Holdings LLC	3,838	7,182
Ceebraid Acquisition Corporation	—	753
Koa Investors LLC	—	—
Investments in non-consolidated real estate businesses	$35,731	$28,416

Residential Brokerage Business. New Valley recorded income of $20,290, $12,662 and $11,217 for the years ended December 31, 2007, 2006 and 2005, respectively, associated with Douglas Elliman Realty. Summarized financial information as of December 31, 2007 and 2006 and for the three years ended December 31, 2007 for Douglas Elliman Realty is presented below. New Valley's equity income from Douglas Elliman Realty includes $1,319, $1,383 and $1,188, respectively, of interest income earned by New Valley on a subordinated loan to Douglas Elliman Realty for the years ended December 31, 2007 as well as increases to income resulting from amortization of negative goodwill which resulted from purchase accounting of $316 and $427 and management fees of $1,300 and $1,100 earned from Douglas Elliman for the years ended December 31, 2007 and 2006, respectively. New Valley received cash distributions from Douglas Elliman Realty LLC of $8,878, $6,119 and $5,935 for the years ended December 31, 2007, 2006 and 2005, respectively.

	December 31, 2007	December 31, 2006
Cash	$26,916	$19,307
Other current assets	9,462	6,218
Property, plant and equipment, net	18,394	19,538
Trademarks	21,663	21,663
Goodwill	38,294	38,087
Other intangible assets, net	1,928	1,966
Other non-current assets	850	1,001
Notes payable — current	581	2,880
Current portion of notes payable to member — Prudential Real Estate Financial Services Of America, Inc.	4,373	1,500
Current portion of notes payable to member — New Valley	625	—
Other current liabilities	26,579	21,506
Notes payable — long term	2,402	3,175
Notes payable to member — Prudential Real Estate Financial Services of America, Inc.	15,115	32,557
Notes payable to member — New Valley	8,583	8,875
Other long-term liabilities	6,599	5,204
Members' equity	52,650	32,083

	Year Ended December 31,		
	2007	2006	2005
Revenues	$405,595	$347,244	$330,075
Costs and expenses	359,334	315,347	297,543
Depreciation expense	6,047	5,138	4,896
Amortization expense	448	410	899
Interest expense, net	4,308	5,705	5,974
Income tax expense	748	1,140	705
Net income	$ 34,710	$ 19,504	$ 20,058

Douglas Elliman Realty could be negatively impacted by a downturn in the residential real estate market. The residential real estate market tends to be cyclical and typically is affected by changes in the general economic conditions that are beyond Douglas Elliman Realty's control. The U.S. residential real estate market is currently in a significant downturn due to various factors including downward pressure on housing prices, the impact of the recent contraction in the subprime and mortgage markets generally and an exceptionally large inventory of unsold homes at the same time that sales volumes are decreasing. We cannot predict whether the downturn will worsen or when the market and related economic forces will return the U.S. residential real estate industry to a growth period.

All of Douglas Elliman Realty's current operations are located in the New York metropolitan area. Local and regional economic and general business conditions in this market could differ materially from prevailing conditions in other parts of the country. A downturn in the residential real estate market or economic conditions in that region could have a material adverse effect on Douglas Elliman Realty.

Hawaiian Hotel. New Valley incurred a loss of $750 for the year ended December 31, 2007, income of $867 for the year ended December 31, 2006 and a loss of $3,501 for the year ended December 31, 2005, associated with Koa Investors. Summarized financial information as of December 31, 2007 and 2006 and for the three years ended December 31, 2007 for Koa Investors is presented below. The income in the 2006 period related to the receipt of tax credits of $1,192 from the State of Hawaii offset by equity in the loss of Koa Investors of $325 during the third quarter of 2006. New Valley received cash distributions from Koa Investors of $0, $1,192 (in the form of a tax credit) and $5,500 for the years ended December 31, 2007, 2006 and 2005, respectively.

In the event that Koa Investors makes distributions of cash, New Valley is entitled to 50% of the cash distributions until it has recovered its invested capital and achieved an annual 12% internal rate of return ("IRR"), compounded on a quarterly basis. New Valley is then entitled to 35% of subsequent cash distributions until it has achieved an annual 25% IRR. New Valley is then entitled to 30% of subsequent cash distributions until it has achieved an annual 35% IRR. After New Valley has achieved an annual 35% IRR, it is then entitled to 25% of subsequent cash distributions.

	December 31, 2007	December 31, 2006
Cash	$ 1,696	$ 1,264
Restricted assets	3,791	3,279
Other current assets	1,925	2,030
Property, plant and equipment, net	63,194	67,889
Deferred financing costs, net	590	1,297
Accounts payable and other current liabilities	8,371	5,930
Notes payable	82,000	82,000
Deferred ground rent payable	6,813	5,661
Members' equity	(25,988)	(17,832)

	Year Ended December 31,		
	2007	2006	2005
Revenues	$30,585	$ 29,440	$ 24,252
Costs and operating expenses	26,525	26,166	24,990
Management fees	868	697	605
Depreciation and amortization expense	6,225	5,989	7,401
Interest expense, net	6,616	6,616	6,687
Net loss	$ (9,649)	$(10,028)	$(15,431)

In August 2005, a wholly-owned subsidiary of Koa Investors borrowed $82,000 at an interest rate of LIBOR plus 2.45%. Koa Investors used the proceeds of the loan to repay its $57,000 construction loan and distributed a portion of the proceeds to its members, including $5,500 to New Valley. As a result of the refinancing, New Valley suspended its recognition of equity losses in Koa Investors to the extent such losses exceed its basis plus any commitment to make additional investments, which totaled $600 at the refinancing. New Valley recorded a $600 liability for its future obligation to Koa Investors which was carried under "Other liabilities" on the Company's consolidated balance sheet at December 31, 2005. In August 2006, New Valley contributed $925 to Koa in the form of $600 of the required contributions and $325 of discretionary contributions. Accordingly, the Company has recognized a $325 loss from its equity investment in Koa Investors for the year ended December 31, 2006. Although New Valley was not obligated to fund any additional amounts to Koa Investors at December 31, 2006, New Valley made a $750 capital contribution in February 2007.

St. Regis Hotel, Washington, D.C. In June 2005, affiliates of New Valley and Brickman Associates formed 16th & K Holdings LLC ("Hotel LLC"), which acquired the St. Regis Hotel in Washington, D.C. for $47,000 in August 2005. The Company, which holds a 50% interest in Hotel LLC, had invested $12,125 in the project at December 31, 2007. In connection with the purchase of the hotel, a subsidiary of Hotel LLC entered into agreements to borrow up to $50,000 of senior and subordinated debt. In April 2006, Hotel LLC purchased for approximately $3,000 a building adjacent to the hotel to house various administrative and sales functions.

New Valley accounts for its interest in Hotel LLC under the equity method and recorded losses of $2,344, $2,147 and $173 for the years ended December 31, 2007, 2006 and 2005, respectively. New Valley's equity losses in Hotel LLC in 2005 were reduced by $251 as a result of amortization of negative goodwill associated with purchase accounting adjustments in 2005. The St. Regis Hotel, which was temporarily closed on August 31, 2006 for an extensive renovation, reopened in January 2008. Hotel LLC is capitalizing all costs other than management fees related to the renovation of the property during the renovation phase. New Valley received cash distributions from Koa Investors of $1,000 for the year ended December 31, 2007.

In the event that Hotel LLC makes distributions of cash, New Valley is entitled to 50% of the cash distributions until it has recovered its invested capital and achieved an annual 11% IRR, compounded quarterly. New Valley is then entitled to 35% of subsequent cash distributions until it has achieved an annual 22% IRR. New Valley is then entitled to 30% of subsequent cash distributions until it has achieved an annual 32% IRR. After New Valley has achieved an annual 35% IRR, it is then entitled to 25% of subsequent cash distributions.

In September 2007, Hotel LLC entered into an agreement to sell 90% of the St. Regis Hotel. In October 2007, Hotel LLC entered into an agreement to sell certain tax credits associated with the hotel. The transactions are subject to customary closing conditions. If the St. Regis Hotel is sold, in addition to retaining a 2.5% interest, net of incentives, in the St. Regis Hotel, New Valley anticipates it would receive approximately $18,000 in connection with the closing of the sale of the hotel and approximately an additional $4,000 between 2008 and 2012 from the tax credits.

Summarized financial information as of December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006 and the period from August 4, 2005 (date of acquisition) to December 31, 2005 for Hotel LLC is presented below.

	December 31, 2007	December 31, 2006
Cash	$ 1,405	$ 1,041
Restricted assets	3,555	771
Other current assets	368	524
Property, plant and equipment, net	114,268	56,311
Deferred financing costs, net	2,294	462
Other assets	774	82
Current portion of mortgages payable	—	500
Accounts payable and other current liabilities	12,863	4,691
Notes payable	97,382	34,500
Other liabilities	—	393
Members' equity	12,419	19,107

	Year Ended December 31, 2007	Year Ended December 31, 2006	August 4, 2005 to December 31, 2005
Revenues	$ —	$14,027	$9,633
Costs and operating expenses	3,224	12,829	8,069
Management fees	288	167	99
Depreciation and amortization expense	424	1,110	663
Interest expense, net	752	2,205	1,148
Loss on disposition of furniture	—	2,512	—
Net loss	$(4,688)	$(4,796)	$ (346)

Holiday Isle. During the fourth quarter of 2005, New Valley advanced a total of $2,750 to Ceebraid, an entity which entered into an agreement to acquire the Holiday Isle Resort in Islamorada, Florida. In February 2006, Ceebraid filed for Chapter 11 bankruptcy after it was unable to consummate financing arrangements for the acquisition. Although Ceebraid continued to seek to obtain financing for the transaction and to close the acquisition pursuant to the purchase agreement, the Company determined that a reserve for uncollectibility should be established against these advances at December 31, 2005. Accordingly, a charge of $2,750 was recorded for the year ended December 31, 2005. In April 2006, an affiliate of Ceebraid completed the acquisition of the property for $98,000, and New Valley increased its investment in the project to a total of $5,800 initially held an approximate 22% equity interest in Ceebraid. New Valley had committed to make additional investments of up to $200 in Ceebraid at December 31, 2007 and has recorded a $200 liability for its future obligation to Holiday Isle. New Valley now holds an approximate 19% interest in Ceebraid. In connection with the closing of the purchase, an affiliate of Ceebraid borrowed $98,000 of mezzanine and senior debt to finance a portion of the purchase price and anticipated development costs. The maturity of approximately $77,000 of the debt, which was due on May 1, 2007, has been extended until August 1, 2008. In April 2006, the Company agreed, under certain circumstances, to guarantee up to $2,000 of the debt. The Company believes the fair value of its guarantee was negligible at December 31, 2007. New Valley accounts for its interest in Holiday Isle under the equity method and recorded losses of $953 and $2,296 for the years ended December 31, 2007 and 2006, respectively, in connection with its investment. New Valley has suspended its recognition of equity losses in Ceebraid to the extent such losses exceed its basis plus any commitment to make additional investments, which totaled $200 at December 31, 2007. As a result, the Company has recorded a $200 liability, which has been included in "Other current liabilities" in its consolidated balance sheet as of December 31, 2007. The Company anticipates recognizing losses from any future contributions exceeding $200 made to Holiday Isle. Holiday Isle will capitalize all costs related to the renovation of the property during the renovation phase.

Summarized financial information as of December 31, 2007 and for the period from April 21, 2006 (date of acquisition) to December 31, 2006 for Ceebraid is presented below.

	December 31, 2007	December 31, 2006
Cash	$ 251	$ 307
Restricted assets	7,369	9,484
Other current assets	1,580	1,090
Property, plant and equipment, net	98,029	99,855
Other assets	231	2,515
Deferred financing costs, net	—	1,511
Accounts payable and other current liabilities	5,346	496
Notes payable	98,000	98,000
Members' equity	4,114	16,266

	Year Ended December 31, 2007	April 21, 2006 to December 31, 2006
Revenues	$ 12,644	$ 9,891
Costs and operating expenses	13,189	9,192
Management fees	1,307	742
Depreciation and amortization expense	1,866	3,780
Interest expense, net	11,827	6,511
Net loss	$(15,545)	$(10,334)

Ladenburg Thalmann Financial Services. In November 2004, New Valley and the other holder of the convertible notes of LTS entered into a debt conversion agreement with LTS. New Valley and the other holder agreed to convert their notes, with an aggregate principal amount of $18,010, together with the accrued interest, into common stock of LTS. Pursuant to the debt conversion agreement, the conversion price of the note held by New Valley was reduced from the previous conversion price of approximately $2.08 to $0.50 per share and New Valley and the other holder each agreed to purchase $5,000 of LTS common stock at $0.45 per share.

The note conversion transaction was approved by the LTS shareholders in January 2005 and closed in March 2005. At the closing, New Valley's note, representing approximately $9,938 of principal and accrued interest, was converted into 19,876,358 shares of LTS common stock and New Valley purchased 11,111,111 LTS shares. In the first quarter of 2005, New Valley recorded a gain of $9,461 which represented the fair value of the converted shares as determined by an independent appraisal firm.

LTS borrowed $1,750 from New Valley in 2004 and an additional $1,750 in the first quarter 2005. At the closing of the debt conversion agreement, New Valley delivered these notes for cancellation as partial payment for its purchase of LTS common stock.

On March 30, 2005, New Valley distributed the 19,876,358 shares of LTS common stock it acquired from the conversion of the note to holders of New Valley common shares through a special distribution. On the same date, the

Company distributed the 10,947,448 shares of LTS common stock that it received from New Valley to the holders of its common stock as a special distribution. New Valley stockholders of record on March 28, 2005 received 0.852 of a LTS share for each share of New Valley, and the Company's stockholders of record on that date received 0.22 ($2,986) of a LTS share for each share of the Company. In 2005, the Company recognized equity loss in operations of LTS of $299.

In February 2007, LTS entered into a Debt Exchange Agreement (the "Exchange Agreement") with New Valley, the holder of $5,000 principal amount of its promissory notes due March 31, 2007. Pursuant to the Exchange Agreement, New Valley agreed to exchange the principal amount of its notes for LTS common stock at an exchange price of $1.80 per share, representing the average closing price of the LTS common stock for the 30 prior trading days ending on the date of the Exchange Agreement.

The debt exchange was consummated on June 29, 2007 following approval by the LTS shareholders of the transaction at its annual meeting of shareholders. At the closing, the $5,000 principal amount of notes was exchanged for 2,777,778 shares of LTS's common stock, and accrued interest on the notes of approximately $1,730 was paid in cash. As a result of the debt exchange, New Valley's ownership of LTS common stock increased to 13,888,889 shares or approximately 8.6% of the outstanding LTS shares.

New Valley provided a full reserve against the LTS notes in 2002 and carried the notes on its consolidated balance sheet at $0 prior to the exchange. In connection with the debt exchange, the Company recorded a gain of $8,121, which consisted of the fair value of the 2,777,778 shares of LTS common stock at June 29, 2007 (the transaction date) and interest received in connection with the exchange, in the second quarter of 2007.

Restricted Share Award. On January 10, 2005, the President of New Valley, who also serves in the same position with the Company, was awarded a restricted stock grant of 1,250,000 New Valley common shares pursuant to New Valley's 2000 Long-Term Incentive Plan. Under the terms of the award, one-seventh of the shares vested on July 15, 2005, with an additional one-seventh vesting on each of the five succeeding one-year anniversaries of the first vesting date through July 15, 2010 and an additional one-seventh vesting on January 15, 2011. On September 27, 2005, the executive renounced and waived, as of that date, the unvested 1,071,429 common shares deliverable by New Valley to him in the future.

Vector initially recorded deferred compensation of $8,875 ($3,152 net of income taxes and minority interests), representing the fair market value of the restricted shares on the date of the grant which was anticipated to be amortized over the vesting period as a charge to compensation expense. In connection with the executive's renouncement of the unvested common shares, the Company reduced the deferred compensation associated with the award by $7,608 during the third quarter of 2005. The Company recorded expense, net of minority interests, associated with the grant of $679 for the year ended December 31, 2005.

18. NEW VALLEY EXCHANGE OFFER

In December 2005, the Company completed an exchange offer and subsequent short-form merger whereby it acquired the remaining 42.3% of the common shares of New Valley Corporation that it did not already own. As result of these transactions, New Valley Corporation became a wholly-owned subsidiary of the Company and each outstanding New Valley Corporation common share was exchanged for 0.490 shares of the Company's common stock. The surviving corporation in the short-form merger was subsequently merged into a new Delaware limited liability company named New Valley LLC, which conducts the business of the former New Valley Corporation.

New Valley LLC is engaged in the real estate business and is seeking to acquire additional operating companies and real estate properties. (See Note 17.)

Purchase Accounting. Approximately 5,561,404 shares of Vector common stock were issued in connection with the transactions. The aggregate purchase price amounted to $106,900, which included $101,039 in the Company's common stock, $758 of accrued purchase price obligation, $4,130 in acquisition related costs and $973 of exchanged options, which represents the fair value on the acquisition date of the Vector options issued in exchange for the outstanding New Valley options. The transactions were accounted for under the provisions of SFAS No. 141, "Business Combinations." The purchase price has been allocated based upon the estimated fair value of net assets acquired at the date of acquisition.

The purchase price reflects the fair value of Vector common stock issued in connection with the transactions based on the average closing price of the Vector common stock for the five trading days including November 16, 2005, which was $18.17 per share. The purchase price for New Valley was primarily determined on the basis of management's assessment of the value of New Valley's assets (including deferred tax assets and net operating losses) and its expectations of future earnings and cash flows, including synergies.

In connection with the acquisition of the remaining interests in New Valley, Vector estimated the fair value of the assets acquired and the liabilities assumed at the date of acquisition, December 9, 2005. The Company's analysis indicated that the fair value of net assets acquired, net of Vector's stock ownership of New Valley prior to December 9, 2005, totaled $150,543, compared to a fair value of liabilities assumed of $22,212, yielding net assets acquired of $128,331 which were then compared to the New Valley purchase price of $106,900 resulting in a reduction of non-current assets acquired of $14,665 and negative goodwill of $6,766.

Generally accepted accounting principles require that negative goodwill be reported as an extraordinary item on the Company's Statement of Operations.

Prior to December 9, 2005, New Valley's operating results were included in the accompanying consolidated financial statements of the Company and have been reduced by the minority interests in New Valley. New Valley's operating results from December 9, 2005, the date of acquisition, through December 31, 2005 are included in the accompanying consolidated financial statements. The unaudited pro forma results of operations of the Company and New Valley, prepared based on the purchase price allocation for New Valley described above and as if the New Valley acquisition had occurred at the beginning of each fiscal year presented, would have been as follows:

	2005
Pro forma total net revenues	$ 478,427
Pro forma net income from continuing operations	$ 42,915
Pro forma income before extraordinary item	$ 51,436
Pro forma net income	$ 51,436
Pro forma basic weighted average shares outstanding	54,323,731
Pro forma income from continuing operations per basic common share	$ 0.79
Pro forma income before extraordinary item per basic common share	$ 0.95
Pro forma net income per basic common share	$ 0.95
Pro forma diluted weighted average shares outstanding	56,709,666
Pro forma income from continuing operations per diluted common share	$ 0.76
Pro forma income before extraordinary item per diluted common share	$ 0.91
Pro forma net income per diluted common share	$ 0.91

The pro forma financial information above is not necessarily indicative of what the Company's consolidated results of operations actually would have been if the New Valley acquisition had been completed at the beginning of each period. In addition, the pro forma information above does not attempt to project the Company's future results of operations.

The following table summarizes the Company's estimates of the fair values of the assets acquired and liabilities assumed in the New Valley acquisition:

	As of December 9, 2005
Tangible assets acquired:	
Current assets	$ 106,526
Long-term investments	14,982
Investments in non-consolidated real estate businesses	71,508
Deferred income taxes	70,810
Other assets	3,972
Total tangible assets acquired	267,798
Adjustment to reflect Vector's stock ownership of New Valley prior to the offer and subsequent merger	(115,210)
Liabilities assumed	(14,123)
Deferred tax liability related to acquired long-term investments and non-consolidated real estate businesses	(10,134)
Total assets acquired in excess of liabilities assumed	128,331
Reduction of non-current assets	(14,665)
Unallocated goodwill	(6,766)
Total purchase price	$ 106,900

19. DISCONTINUED OPERATIONS

Real Estate Leasing. As discussed in Note 17, in February 2005, New Valley completed the sale for $71,500 of its two office buildings in Princeton, N.J. As a result of the sale, the consolidated financial statements of the Company reflect New Valley's real estate leasing operations as discontinued operations for the year ended December 31, 2005. Accordingly, revenues, costs and expenses of the discontinued operations have been excluded from the respective captions in the consolidated statements of operations. The net operating results of the discontinued operations have been reported, net of applicable income taxes and minority interests, as "Income from discontinued operations".

Summarized operating results of the discontinued real estate leasing operations for the year ended December 31, 2005 are as follows:

	2005
Revenues	$924
Expenses	515
Income from operations before income taxes and minority interests	409
Provision for income taxes	223
Minority interests	104
Income from discontinued operations	$ 82

Gain on Disposal of Discontinued Operations. New Valley recorded a gain on disposal of discontinued operations of $2,952 (net of minority interests and taxes) for the year ended December 31, 2005 in connection with the sale of the office buildings.

20. SEGMENT INFORMATION

The Company's significant business segments for each of the three years ended December 31, 2007 were Liggett and Vector Tobacco. The Liggett segment consists of the manufacture and sale of conventional cigarettes and, for segment reporting purposes, includes the operations of Medallion, which are held for legal purposes as part of Vector Tobacco). The Vector Tobacco segment includes the development and marketing of the low nicotine and nicotine-free cigarette products as well as the development of reduced risk cigarette products and, for segment reporting purposes, excludes the operations of Medallion. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Financial information for the Company's continuing operations before taxes and minority interests for the years ended December 31, 2007, 2006 and 2005 follows:

	Liggett	Vector Tobacco	Real Estate	Corporate and Other	Total
2007					
Revenues	$551,687	$ 3,743	$ —	$ —	$555,430
Operating income (loss)	159,347	(9,896)	—	(23,947)	125,504
Identifiable assets	314,242	2,459	35,731	432,857	785,289
Depreciation and amortization	7,723	134	—	2,345	10,202
Capital expenditures	4,997	192	—	—	5,189
2006					
Revenues	$499,468	$ 6,784	$ —	$ —	$506,252
Operating income (loss)	140,508(1)	(13,971)(1)	—	(25,508)	101,029(1)
Identifiable assets	316,165	3,122	28,416	289,759	637,462
Depreciation and amortization	7,344	317	—	2,227	9,888
Capital expenditures	9,439	100	—	19	9,558
2005					
Revenues	$468,652	$ 9,775	$ —	$ —	$478,427
Operating income (loss)	143,361(2)	(14,992)(2)	—	(39,258)	89,111(2)
Identifiable assets	267,661	1,091	17,391	317,409	603,552
Depreciation and amortization	8,201	676	—	2,343	11,220
Capital expenditures	9,664	12	—	619	10,295

(1) Includes a gain on sale of assets at Liggett of $2,217 and a loss on sale of assets of $7 at Vector Tobacco, restructuring and inventory impairment charges of $2,664 at Vector Tobacco and a reversal of restructuring charges of $116 at Liggett.

(2) Includes a special federal quota stock liquidation assessment under the federal tobacco buyout legislation of $5,219 in 2005 ($5,150 at Liggett and $69 at Vector Tobacco), a gain on sale of assets at Liggett of $12,748 and a reversal of restructuring charges of $114 at Liggett and $13 at Vector Tobacco in 2005.

21. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Unaudited quarterly data for the years ended December 31, 2007 and 2006 are as follows:

	December 31, 2007	September 30, 2007	June 30, 2007(1)	March 31, 2007(2)
Revenues	$145,134	$136,053	$140,351	$133,892
Operating income	36,894	33,707	29,183	25,720
Net income applicable to common shares	$ 14,231	$ 15,064	$ 21,381	$ 23,127
Per basic common share(3):				
Income from continuing operations	$ 0.22	$ 0.24	$ 0.34	$ 0.36
Income from discontinued operations	$ —	$ —	$ —	$ —
Income from extraordinary item	$ —	$ —	$ —	$ —
Net income applicable to common shares	$ 0.22	$ 0.24	$ 0.34	$ 0.36
Per diluted common share(3):				
Income from continuing operations	$ 0.22	$ 0.23	$ 0.32	$ 0.35
Income from discontinued operations	$ —	$ —	$ —	$ —
Income from extraordinary item	$ —	$ —	$ —	$ —
Net income applicable to common shares	$ 0.22	$ 0.23	$ 0.32	$ 0.35

(1) Second quarter 2007 income from continuing operations included an $8,121 pre-tax gain from the exchange of LTS notes.

(2) First quarter of 2007 income from continuing operations included a $19,590 pre-tax gain from lawsuit settlement.

(3) Per share computations include the impact of a 5% stock dividend paid on September 28, 2007. Quarterly basic and diluted net income per common share were computed independently for each quarter and do not necessarily total to the year to date basic and diluted net income (loss) per common share.

	December 31, 2006(1)	September 30, 2006(2)	June 30, 2006(3)	March 31, 2006
Revenues	$137,528	$137,665	$113,355	$117,704
Operating income	32,641	25,701	22,460	20,227
Income (loss) from continuing operations	15,791	19,617	(2,709)	10,013
Income from discontinued operations	—	—	—	—
Income from extraordinary item	—	—	—	—
Net income (loss) applicable to common shares	$ 15,791	$ 19,617	$ (2,709)	$ 10,013
Per basic common share(4):				
Income (loss) from continuing operations	$ 0.25	$ 0.31	$ (0.05)	$ 0.17
Income from discontinued operations	$ —	$ —	$ —	$ —
Income from extraordinary item	$ —	$ —	$ —	$ —
Net income applicable to common shares	$ 0.25	$ 0.31	$ (0.05)	$ 0.17
Per diluted common share(4):				
Income (loss) from continuing operations	$ 0.24	$ 0.30	$ (0.05)	$ 0.17
Income from discontinued operations	$ —	$ —	$ —	$ —
Income from extraordinary item	$ —	$ —	$ —	$ —
Net income (loss) applicable to common shares	$ 0.24	$ 0.30	$ (0.05)	$ 0.17

(1) Fourth quarter 2006 income from continuing operations included a $2,476 gain on the sale of Liggett's excess Durham real estate, restructuring and inventory impairment charges of $2,664 at Vector Tobacco and a $116 gain from the reversal of amounts previously accrued as restructuring charges at Liggett.

(2) Third quarter 2006 income from continuing operations included a $11,500 decrease in reported income tax expense as a result of the settlement with the Internal Revenue Service.

(3) Second quarter 2006 income from continuing operations included a $14,860 non-cash charge associated with the issuance in June 2006 of additional shares of common stock in connection with the conversion of $70,000 of the Company's 6.25% convertible notes due 2008.

(4) Per share computations include the impact of a 5% stock dividends paid on September 28, 2007 and September 29, 2006. Quarterly basic and diluted net income (loss) per common share were computed independently for each quarter and do not necessarily total to the year to date basic and diluted net income (loss) per common share.

VECTOR GROUP LTD.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
		(Dollars in thousands)		
Year Ended December 31, 2007				
Allowances for:				
Doubtful accounts	$ 55	$ —	$ 4	$ 51
Cash discounts	556	18,470	18,957	69
Deferred tax valuation allowance	17,731	—	896	16,835
Sales returns	3,651	80	31	3,700
Total	$ 21,993	$18,550	$ 19,888	$20,655
Year Ended December 31, 2006				
Allowances for:				
Doubtful accounts	$ 105	$ —	$ 50	$ 55
Cash discounts	369	22,093	21,906	556
Deferred tax valuation allowance	19,957	—	2,226	17,731
Sales returns	5,194	398	1,941	3,651
Total	$ 25,625	$22,491	$ 26,123	$21,993
Year Ended December 31, 2005				
Allowances for:				
Doubtful accounts	$ 205	$ —	$ 100	$ 105
Cash discounts	107	20,548	20,286	369
Deferred tax valuation allowance	98,805	—	78,848	19,957
Sales returns	6,030	509	1,345	5,194
Total	$105,147	$21,057	$100,579	$25,625

Independent Accountants:

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami, FL 33131

Corporate Headquarters:

Vector Group Ltd.
100 S.E. Second Street
Miami, FL 33131

Website:

www.vectorgroupltd.com

Additional Information:

Requests for general information should be directed to corporate headquarters.
Attn: Investor Relations
(305) 579-8000

Requests for exhibits not attached to the Annual Report, including Exhibit 99, Material Legal Proceedings, must be in writing, and should be sent to corporate headquarters.
Attn: Investor Relations
Please specify the exhibits requested.

Company Stock:

Vector Group Ltd. common stock is listed on the New York Stock Exchange (ticker symbol VGR).

Transfer Agent and Registrar:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: (800) 937-5449

Board of Directors:

Bennett S. LeBow
Executive Chairman of the Board

Howard M. Lorber
President and Chief Executive Officer

Ronald J. Bernstein
President and Chief Executive Officer, Liggett Group Inc. and Liggett Vector Brands Inc.

Henry Beinstein [1,2,3]
Partner,
Gagnon Securities LLC

Robert J. Eide [1,2,3]
Chairman and Chief Executive Officer,
Aegis Capital Corp.

Jeffrey S. Podell [1,2]
Chairman of the Board and President,
Newsote, Inc.

Jean E. Sharpe [1,3]
Private Investor

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Governance and Nominating Committee*

Corporate Officers:

Bennett S. LeBow
Executive Chairman of the Board

Howard M. Lorber
President and Chief Executive Officer

Richard J. Lampen
Executive Vice President

J. Bryant Kirkland III
Vice President, Treasurer and Chief Financial Officer

Marc N. Bell
Vice President, Secretary and General Counsel

Ronald J. Bernstein
President and Chief Executive Officer, Liggett Group Inc. and Liggett Vector Brands Inc.

Corporate Governance:

The Company timely submitted to the New York Stock Exchange a Section 303A(12)(a) CEO Certification without qualification in 2007. In 2008, the Company filed with the Securities and Exchange Commission the CEO/CFO certifications required by Section 302 of the Sarbanes-Oxley Act as Exhibits to its Form 10-K.

END